Exhibit 99.1

Q3 2026

THIRD QUARTER REPORT

EXCELLENCE. TRUST. RESPECT. RESPONSIBILITY.

GLOBAL GAS PRODUCER | FREE CASH FLOW FOCUSED

VERMILION ENERGY

Disclaimer

Certain statements included or incorporated by reference in this document may constitute forward-looking statements or information under applicable securities legislation. Such forward-looking statements or information typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "propose", or similar words suggesting future outcomes or statements regarding an outlook. Forward-looking statements or information in this document may include, but are not limited to: capital expenditures, including Vermilion’s 2026 and 2027 guidance and outlook, and Vermilion’s ability to fund such expenditures; the flexibility of Vermilion’s capital program and operations; business strategies and objectives; operational and financial performance; wells expected to be drilled and the timing thereof; exploration and development plans and the timing thereof; future drilling prospects; the ability of our asset base to deliver modest production growth; the evaluation of international acquisition opportunities; statements regarding the return of capital; our asset petroleum and natural gas sales; future production levels and the timing thereof, including Vermilion’s 2026 and 2027 guidance, and rates of average annual production growth; the effect of changes in crude oil and natural gas prices, changes in exchange and inflation rates; the payment and amount of future dividends, including management's intention to increase the Company's dividend and the timing thereof; the effect of possible changes in critical accounting estimates; the Company’s review of the impact of potential changes to financial reporting standards; the potential financial impact of climate-related risks; Vermilion’s goals regarding its debt levels, including maintenance of a ratio of net debt to four quarter trailing fund flows from operations; statements regarding Vermilion’s hedging program and the stability of our cash flows; operating and other expenses; royalty and income tax rates and Vermilion’s expectations regarding future taxes and taxability and the timing of regulatory proceedings and approvals; and timing of the divestitures of certain of the Company’s operations and the use of such sale proceeds.

Such forward-looking statements or information are based on a number of current expectations and assumptions, all or any of which may prove to be incorrect. In addition to any other assumptions identified in this document, assumptions that have been made include, but are not limited to: the ability of Vermilion to obtain equipment, services and supplies in a timely manner to carry out its activities in Canada and internationally; the ability of Vermilion to market crude oil, natural gas liquids, and natural gas successfully to current and new customers; the timing and costs of pipeline and storage facility construction and expansion and the ability to secure adequate product transportation; the timely receipt of required regulatory approvals; the ability of Vermilion to obtain financing on acceptable terms; foreign currency exchange rates and interest rates; future crude oil, natural gas liquids, and natural gas prices; management’s expectations relating to the timing and results of exploration and development activities; the impact of Vermilion’s dividend policy on its future cash flows; credit ratings; hedging program; expected earnings/(loss) and adjusted earnings/(loss); expected earnings/(loss) or adjusted earnings/(loss) per share; expected future cash flows and free cash flow and expected future cash flow and free cash flow per share; estimated future dividends; financial strength and flexibility; debt and equity market conditions; general economic and competitive conditions; ability of management to execute key priorities; and the effectiveness of various actions resulting from Vermilion's strategic priorities.

Although Vermilion believes that the expectations reflected in such forward-looking statements or information are reasonable as of the date hereof, undue reliance should not be placed on forward-looking statements because Vermilion can give no assurance that such expectations will prove to be correct. Financial outlooks are provided for the purpose of understanding Vermilion’s financial position and business objectives, and the information may not be appropriate for other purposes. Forward-looking statements or information are based on current expectations, estimates, and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Vermilion and described in the forward-looking statements or information. These risks and uncertainties include, but are not limited to: the ability of management to execute its business plan; the risks of the oil and gas industry, both domestically and internationally, such as operational risks in exploring for, developing and producing crude oil, natural gas liquids, and natural gas; risks and uncertainties involving geology of crude oil, natural gas liquids, and natural gas deposits; risks inherent in Vermilion's marketing operations, including credit risk; the uncertainty of reserves estimates and reserves life and estimates of resources and associated expenditures; the uncertainty of estimates and projections relating to production and associated expenditures; potential delays or changes in plans with respect to exploration or development projects; Vermilion's ability to enter into or renew leases on acceptable terms; fluctuations in crude oil, natural gas liquids, and natural gas prices, foreign currency exchange rates, interest rates and inflation; health, safety, and environmental risks; uncertainties as to the availability and cost of financing; the ability of Vermilion to add production and reserves through exploration and development activities; the possibility that government policies or laws may change or governmental approvals may be delayed or withheld; uncertainty in amounts and timing of royalty payments; risks associated with existing and potential future lawsuits and regulatory actions against or involving Vermilion; and other risks and uncertainties described elsewhere in this document or in Vermilion's other filings with Canadian securities regulatory authorities. In particular, please also see Vermilion's MD&A and Annual Information Form, each for the year ended December 31, 2025, available on SEDAR+ at www.sedarplus.ca or on Vermilion’s website at www.vermilionenergy.com. References to Vermilion or the Company in this document include Westbrick Energy Ltd. ("Westbrick" or "Westbrick Energy") which was acquired by Vermilion Energy Inc. on February 26, 2025.

The forward-looking statements or information contained in this document are made as of the date hereof and Vermilion undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events, or otherwise, unless required by applicable securities laws.

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This document may disclose certain oil and gas metrics, including capital spent to drill, complete, equip and tie-in a well ("DCET costs"), which do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies and should not be used to make comparisons. Such metrics have been included in this MD&A to provide readers with additional measures to evaluate the Company's performance; however, such measures are not reliable indicators of the Company's future performance and future performance may not compare to the Company's performance in previous periods and therefore such metrics should not be unduly relied upon. Additional oil and gas metrics in this document may include, but are not limited to:

Boe Equivalency: Per barrel of oil equivalent amounts have been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel of oil equivalent (6:1). Barrel of oil equivalents (boe) may be misleading, particularly if used in isolation. A boe conversion ratio of 6 Mcf:1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. In addition, as the value ratio between natural gas and crude oil based on the current prices of natural gas and crude oil is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

Estimates of Drilling Locations: Unbooked drilling locations are the internal estimates of Vermilion based on Vermilion's prospective acreage and an assumption as to the number of wells that can be drilled per section based on industry practice and internal review. Unbooked locations do not have attributed reserves or resources (including contingent and prospective). Unbooked locations have been identified by Vermilion's management as an estimation of Vermilion's multi-year drilling activities based on evaluation of applicable geologic, seismic, engineering, production and reserves information. There is no certainty that Vermilion will drill all unbooked drilling locations and if drilled there is no certainty that such locations will result in additional oil and natural gas reserves, resources or production. The drilling locations on which Vermilion will actually drill wells, including the number and timing thereof is ultimately dependent upon the availability of funding, regulatory approvals, seasonal restrictions, oil and natural gas prices, costs, actual drilling results, additional reservoir information that is obtained and other factors. While a certain number of the unbooked drilling locations have been de-risked by Vermilion drilling existing wells in relative close proximity to such unbooked drilling locations, the majority of other unbooked drilling locations are farther away from existing wells where management of Vermilion has less information about the characteristics of the reservoir and therefore there is more uncertainty whether wells will be drilled in such locations and if drilled there is more uncertainty that such wells will result in additional oil and gas reserves, resources or production.

Initial Production Rates: This document discloses initial production rates for certain wells over short periods of time (i.e. IP90, etc.), which are preliminary and not necessarily indicative of long-term well or reservoir performance, ultimate recovery, reserves or future profitability. Initial production rates are subject to a high degree of predictive uncertainty as a result of limited production history and may not be representative of stabilized production rates. Production over a longer period will experience natural decline rates, which may be significant and may not be consistent with the decline observed during the initial production period. Actual results will differ from those realized during an initial production period and the difference may be material. Readers should not assume that the performance of the wells referenced herein is representative of the performance of other wells or future drilling locations.

Financial data contained within this document are reported in Canadian dollars, unless otherwise stated.

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Abbreviations

$M	thousand dollars
$MM	million dollars
AECO	the daily average benchmark price for natural gas at the AECO ‘C’ hub in Alberta
bbl(s)	barrel(s)
bbl(s)/d	barrels per day
boe	barrel of oil equivalent, including: crude oil, condensate, natural gas liquids, and natural gas (converted on the basis of one boe for six mcf of natural gas)
boe/d	barrel of oil equivalent per day
CO2	carbon dioxide
CO2e	carbon dioxide equivalent
GHG	greenhouse gas
GJ	gigajoules
mbbl(s)	thousand barrel(s)
mmboe	thousand barrels of oil equivalent
MMBtu	million British Thermal Units
mcf	thousand cubic feet
mmcf/d	million cubic feet per day
MD	measured depth
NBP	the reference price paid for natural gas in the United Kingdom at the National Balancing Point Virtual Trading Point
NCIB	normal course issuer bid
NGLs	natural gas liquids, which includes butane, propane, and ethane
PRRT	Petroleum Resource Rent Tax, a profit-based tax levied on petroleum projects in Australia
psi	pounds per square inch
tCO2e	tonne of carbon dioxide equivalent
Tcf	trillion cubic feet
THE	the price for natural gas in Germany, quoted in megawatt hours of natural gas, at the Trading Hub Europe
TTF	the price for natural gas in the Netherlands, quoted in megawatt hours of natural gas, at the Title Transfer Facility Virtual Trading Point
US	the United States of America
WTI	West Texas Intermediate, the reference price paid for crude oil of standard grade in US dollars at Cushing, Oklahoma

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Highlights

Q3 2026 Results

•	Vermilion remains on track to deliver its upwardly revised full-year 2026 production guidance of approximately 122,400 boe/d within its capital budget of $620 million. Third quarter production averaged 117,349 boe/d(9) (71% natural gas), reflecting planned maintenance in Ireland, Germany, and Canada. The 32-day turnaround in Ireland was safely completed on-time and on-budget, reflecting Vermilion's track record of operational excellence, with production fully restored in September 2026.

•	Generated $237 million ($1.55/basic share)(2) of fund flows from operations ("FFO")(1) and over $90 million of free cash flow ("FCF")(6), fully funding $146 million of exploration and development ("E&D") capital expenditures(3).

•	Reduced net debt(7) by approximately $60 million to $1.17 billion at September 30, 2026, bringing net debt reduction to approximately $900 million over the past 18 months.

•	Returned $41 million to shareholders through dividends and share buybacks, including $21 million in dividends and $20 million of share repurchases, twice the value repurchased through the first half of 2026.

•	Realized an average natural gas sales price of $5.60/mcf, more than triple the AECO benchmark, reflecting structural exposure to premium international gas markets and portfolio diversification. Month ahead TTF averaged $25/MMBtu in the quarter and current prices for key European gas markets remain elevated.

•	Reported net loss of $35 million ($0.23/basic share), driven by unrealized losses on derivative instruments, partially offset by strong European gas and crude oil pricing. The unrealized losses on derivative instruments primarily reflect significant increases in forward oil and European gas prices during the quarter. These higher forward prices negatively impact current reported earnings through mark-to-market valuation of existing hedges, while improving Vermilion’s revenue and FFO outlook.

•	In Germany, the Company completed the acquisition of producing assets, while bringing the Wisselshorst Z1a well (0.64 net) on production in July 2026. The acquired assets and production from Wisselshorst position Vermilion’s German business for production of approximately 7,500 boe/d in Q4 2026(12), with current operating netbacks(10) supporting robust excess free cash flow ("EFCF")(6) generation.

•	In the Deep Basin, the Company had multiple wells ranked among the most prolific in Alberta during the quarter, including a condensate-rich well that produced 12.6 mmcf/d of natural gas and over 400 bbls/d of condensate in the month of August. In addition, the Company drilled an Upper Mannville well to nearly 7,800 metres, representing the longest Upper Mannville well drilled by industry to-date.

•	In the Montney, the Company brought a four-well pad in Alberta on production, piloting a new completion approach to reduce sand and water recovery. These wells have been impacted by third-party downtime, which has extended into Q4 2026, but have produced in-line with expectations when capacity is available.

•	In Canada, unit operating expenses are down approximately 10% year-over-year, driven by realized synergies and Vermilion's continued focus on operational excellence. At a corporate level, Vermilion continues to see lower general and administration and interest expenses, down approximately 30% year-over-year.

2027 Budget

•	Vermilion's Board of Directors has approved an E&D capital budget of $675 to $725 million for 2027. The program builds on the Company’s operational momentum and includes drilling and infrastructure investment in Germany and the Netherlands, continued development of the Montney and a steady three-rig program targeting high-return, liquids-rich gas opportunities in the Deep Basin.

•	The Company expects to deliver annual average production of 122,000 to 126,000 boe/d, approximately 71% natural gas, while maintaining its focus on capital efficiency and EFCF generation. This guidance range represents 2% absolute growth and 5% production per share growth from 2026. Of note, $150 million of the 2027 E&D investments are forecasted to add production starting 2028, consistent with our five-year plan presented in Q4 2025.

•	Vermilion plans to invest approximately $385 million of E&D capital in its liquids-rich gas assets in the Montney and Deep Basin in 2027. In the Deep Basin, the Company plans to drill 41 (36.3 net) wells, with minimal infrastructure requirements, while continuing strategic investments to further strengthen depth of inventory. In the Montney, the Company plans to drill 13 (13.0 net) wells and continue expanding owned infrastructure.

•	Vermilion plans to invest approximately $315 million across its International assets in 2027, an increase of over 50% compared to 2026, allocating capital to high-return drilling prospects and growth infrastructure. In Germany, the Company plans to drill two (1.3 net) follow-up wells at Wisselshorst, while also continuing to invest in the development of key infrastructure. In the Netherlands, the Company plans to drill two (1.0 net) wells, targeting larger structures than those pursued in recent drilling programs, while in Australia, Vermilion plans to commence a two-well (2.0 net) drilling program in the second half of 2027.
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•	Targeting a 4% increase in the quarterly cash dividend to $0.14 per share, effective with the Q1 2027 dividend payable on March 31, 2027, subject to approval by the Company's Board of Directors in March 2027.

Outlook

•	Q4 2026 production is expected to average 121,000 boe/d, with full-year production of approximately 122,400 boe/d on E&D capital expenditures of approximately $620 million(12). In Canada, the Company has elected to defer several new well start-ups and restrict gas production to align with expected higher pricing later in Q4 2026. Vermilion’s return of capital framework targeting 40% to 60% of EFCF to shareholders remains in place as it enables flexible capital allocation to maximize shareholder value during a time of high market volatility.

•	Declared a quarterly cash dividend of $0.135 per common share, payable on December 31, 2026, to shareholders of record on December 15, 2026.
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($M except as indicated)	Q3 2026	Q2 2026	Q3 2025	YTD 2026	YTD 2025
Financial
Fund flows from operations (1)	236,919	231,222	253,810	700,418	769,517
Fund flows from operations ($/basic share) (2)	1.55	1.51	1.65	4.59	5.00
Fund flows from operations ($/diluted share) (2)	1.55	1.48	1.64	4.59	4.96
Net (loss) earnings
Net (loss) earnings from continuing operations	(35,499)	134,599	(4,552)	(42,106)	74,094
Net earnings (loss) from discontinued operations	859	(361)	7,109	(3,834)	(290,042)
Net (loss) earnings	(34,640)	134,238	2,557	(45,940)	(215,948)
Net (loss) earnings from continuing operations ($/basic share)	(0.23)	0.88	(0.03)	(0.28)	0.48
Net earnings (loss) from discontinued operations ($/basic share)	—	—	0.05	(0.03)	(1.88)
Net (loss) earnings ($/basic share)	(0.23)	0.88	0.02	(0.30)	(1.40)
Cash flows from operating activities	273,429	170,751	389,453	671,578	810,304
Cash flows used in investing activities	140,012	113,523	(325,061)	442,308	1,129,674
Capital expenditures (3)	146,466	109,576	145,562	390,622	443,170
Acquisitions (4)	(22,780)	338	1,068	(16,407)	1,123,657
Dispositions (5)	26,533	—	483,525	26,533	483,525
Repurchase of shares	19,687	5,465	6,320	29,844	29,219
Cash dividends ($/share)	0.135	0.135	0.130	0.405	0.390
Dividends declared	20,530	20,659	19,947	61,790	60,012
Free cash flow (6)	90,453	121,646	108,248	309,796	326,347
Long-term debt	1,181,468	1,308,333	1,264,343	1,181,468	1,264,343
Net debt (7)	1,165,387	1,224,065	1,384,753	1,165,387	1,384,753
Net debt to four quarter trailing fund flows from operations (8)	1.2	1.3	1.4	1.2	1.4
Shares outstanding - basic ('000s)	151,822	152,948	153,434	151,822	153,434
Weighted average shares outstanding - diluted ('000s)	152,526	155,940	154,921	152,785	154,080
Operational
Production (9)
Crude oil and condensate (bbls/d)	21,524	24,753	28,197	23,315	32,662
NGLs (bbls/d)	12,267	11,714	10,985	12,009	10,943
Natural gas (mmcf/d)	501.35	535.93	479.28	525.38	455.08
Total (boe/d)	117,349	125,789	119,062	122,888	119,451
Average realized prices
Crude oil and condensate ($/bbl)	130.00	133.97	91.93	121.28	91.80
NGLs ($/bbl)	30.99	27.70	22.99	27.28	26.01
Natural gas ($/mcf)	5.60	5.08	4.36	5.36	5.48
Average realized price ($/boe)	53.37	49.23	42.18	49.15	48.28
Production mix (% of production)
% priced with reference to AECO	59%	58%	52%	58%	49%
% priced with reference to TTF and NBP	12%	13%	15%	12%	15%
% priced with reference to WTI	22%	21%	23%	22%	26%
% priced with reference to Dated Brent	7%	8%	10%	8%	10%
Netbacks
Operating netback ($/boe) (10)	27.13	26.23	28.54	26.27	31.37
Fund flows from operations ($/boe) (11)	21.29	20.55	22.82	20.72	23.63
(1)	Fund flows from operations (FFO) is a total of segments and non-GAAP financial measure most directly comparable to net (loss) earnings and is calculated as sales less royalties, transportation expense, operating expense, G&A expense, corporate income tax (recovery) expense, PRRT expense, interest expense, equity based compensation settled in cash, realized (gain) loss on derivatives, realized foreign exchange (gain) loss, and realized other (income) expense. The measure is used by management to assess the contribution of each business unit to Vermilion’s ability to generate income necessary to pay dividends, repay debt, fund asset retirement obligations, and make capital investments. FFO does not have a standardized meaning under IFRS® Accounting Standards and therefore may not be comparable to similar measures provided by other issuers. More information and a reconciliation to net (loss) earnings, the most directly comparable primary financial statement measure, can be found in the “Non-GAAP and Other Specified Financial Measures” section of this document. Fund flows from continuing operations and fund flows from discontinued operations are calculated in the same manner as FFO and are most directly comparable to net (loss) earnings from continuing operations and net earnings (loss) discontinued operations, respectively.

(2)	Fund flows from operations per basic and diluted share are non-GAAP ratios calculated by dividing fund flows from operations (a total of segments measure and non-GAAP financial measure) by basic weighted average shares outstanding and diluted weighted average shares outstanding, respectively. Diluted weighted average shares outstanding includes incremental shares issuable under Vermilion’s equity-based compensation plans, as determined using the treasury stock method. Management uses these measures to assess operating performance on a per-share basis, including the impact of issued and potentially issuable common shares. More information on FFO and a reconciliation to net (loss) earnings, the most directly comparable primary financial statement measure, can be found in the “Non-GAAP and Other Specified Financial Measures” section of this document. Fund flows from continuing operations and discontinued operations per basic and diluted share are calculated on the same basis.
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(3)	Capital expenditures is a non-GAAP financial measure most directly comparable to cash flows used in investing activities and is calculated as the sum of drilling and development costs and exploration and evaluation costs. Management considers capital expenditures to be a useful measure of our investment in our existing asset base. Capital expenditures does not have a standardized meaning under IFRS Accounting Standards and therefore may not be comparable to similar measures provided by other issuers. More information and a reconciliation to cash flows used in investing activities, the most directly comparable primary financial statement measure, can be found in the “Non-GAAP and Other Specified Financial Measures” section of this document. Capital expenditures is also referred to as E&D capital expenditures.

(4)	Acquisitions is a non-GAAP financial measure and is not a standardized financial measure under IFRS Accounting Standards and therefore may not be comparable to similar measures disclosed by other issuers. Acquisitions is calculated as the sum of acquisitions, net of cash acquired, acquisitions of securities and net acquired working capital (deficit). Management believes that including these components provides a useful measure of the economic investment associated with our acquisition activity and is most directly comparable to cash flows used in investing activities. More information and a reconciliation to acquisitions, net of cash acquired and acquisition of securities, the most directly comparable primary financial statement measure, can be found in the “Non-GAAP and Other Specified Financial Measures” section of this document.

(5)	Dispositions is a non-GAAP financial measure and is not a standardized financial measure under IFRS Accounting Standards and therefore may not be comparable to similar measures disclosed by other issuers. Dispositions is calculated as the sum of dispositions, and disposition of securities. Management believes that including these components provides a useful measure of the proceeds associated with our disposition activities and is most directly comparable to cash flows used in investing activities. More information and a reconciliation to dispositions and disposition of securities, the most directly comparable primary financial statement measures, can be found in the “Non-GAAP and Other Specified Financial Measures” section of this document.

(6)	Free cash flow (FCF) and excess free cash flow (EFCF) are non-GAAP financial measures most directly comparable to cash flows from operating activities. FCF is calculated as FFO less drilling and development costs and exploration and evaluation costs and EFCF is calculated as FCF less payments on lease obligations and asset retirement obligations settled. FCF is used by management to determine the funding available for investing and financing activities including payment of dividends, repayment of long-term debt, reallocation into existing business units and deployment into new ventures. EFCF is used by management to determine the funding available to return to shareholders after costs attributable to normal business operations. FCF and EFCF do not have standardized meanings under IFRS Accounting Standards and therefore may not be comparable to similar measures provided by other issuers. More information and a reconciliation to cash flows from operating activities, the most directly comparable primary financial statement measure, can be found in the “Non-GAAP and Other Specified Financial Measures” section of this document.

(7)	Net debt is a capital management measure in accordance with IAS 1 “Presentation of Financial Statements” that is most directly comparable to long-term debt and is calculated as long-term debt (excluding unrealized foreign exchange on swapped USD borrowings) plus adjusted working deficit (capital), a non-GAAP financial measure described in the “Non-GAAP and Other Specified Financial Measures” section of this document. Management considers this a helpful representation of Vermilion’s net financing obligations after adjusting for the timing of working capital fluctuations. More information and a reconciliation to long-term debt, the most directly comparable primary financial statement measure, can be found in the “Non-GAAP and Other Specified Financial Measures” section of this document.

(8)	Net debt to four quarter trailing fund flows from operations is a non-GAAP ratio and is not a standardized financial measure under IFRS Accounting Standards and therefore may not be comparable to similar measures disclosed by other issuers. Net debt to four quarter FFO is calculated as net debt divided by FFO from the preceding four quarters. Management uses this measure to assess the Company’s ability to repay debt. More information can be found in the “Non-GAAP and Other Specified Financial Measures” section of this document.

Subsequent to February 26, 2025, net debt to four quarter trailing fund flows from operations is calculated inclusive of Westbrick Energy's pre-acquisition four quarter trailing fund flows from operations, as if the acquisition of Westbrick Energy occurred at the beginning of the four quarter trailing period, and exclusive of the four quarter trailing fund flows from discontinued operations to reflect the Company’s ability to repay debt on a pro forma basis.

(9)	Please refer to Supplemental Table 4 “Production” of the accompanying Management’s Discussion and Analysis for disclosure by product type.

(10)	Operating netback is a non-GAAP financial measure that is not standardized under IFRS Accounting Standards and may not be comparable to similar measures disclosed by other issuers. Operating netback is most directly comparable to net (loss) earnings and is calculated as sales less royalties, operating expense, transportation expense, PRRT expense, and realized hedging (gain) loss, and when presented on a per unit basis is a non-GAAP ratio. Management assesses operating netback as a measure of the profitability and efficiency of our field operations. More information and a reconciliation to net (loss) earnings, the most directly comparable primary financial statement measure, can be found in the “Non-GAAP and Other Specified Financial Measures” section of this document.

(11)	FFO per boe is a non-GAAP ratio calculated as fund flows from operations divided by total sales volumes and is used by management to assess the profitability of Vermilion’s business units and consolidated operations. The measure is not standardized under IFRS Accounting Standards and may not be comparable to similar measures disclosed by other issuers. Fund flows from continuing and discontinued operations per boe are calculated on the same basis. Refer to “Non-GAAP and Other Specified Financial Measures” for additional information.

(12)	Based on Company estimates as at October 26, 2026.
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Message to Shareholders

Vermilion is delivering on our plan to structurally improve excess free cash flow (“EFCF”)(1), with operational momentum continuing to build as we progress the key milestones communicated during our Q4 2025 Investor Day. The rate of change in profitability is being reflected in operational results and outlook, with improvements to our capital efficiencies, base declines and controllable cost structure. Our internationally diversified portfolio is benefiting from elevated pricing for European gas, Canadian condensate and Dated Brent oil. The combination of delivering on production and cost targets while benefiting from higher prices has enabled both increased shareholder returns and debt reduction.

The third quarter of 2026 was focused on the execution of planned maintenance activities, together with the continued integration of the recently acquired German assets. All planned maintenance activities were completed on schedule and without incident, reflecting Vermilion’s commitment to safety and operational excellence. With maintenance work complete, production fully restored and the German integration progressing, Vermilion expects European gas production of approximately 100 mmcf/d in Q4 2026(2). At the corporate level, annual production is forecasted to be approximately 122,400 boe/d(2), above the original mid-point of guidance despite unplanned Australia downtime and profitability-driven shut-ins and deferrals of Canadian gas wells.

Strong operational execution was complemented by increased shareholder returns and further debt reduction. Following the announced increase of Vermilion’s return of capital target to 40% to 60% of EFCF, the Company paid $21 million in dividends and repurchased $20 million of shares during the quarter, twice the value repurchased through the first half of the year. Through the first nine months of 2026, Vermilion has returned $92 million to shareholders while reducing net debt(3) by nearly $180 million, which represents $1.76/basic share(4) of combined debt reduction and shareholder returns year-to-date.

Following the close of the largest cash acquisition in the Company’s history, Vermilion has reduced net debt by approximately $900 million while growing production per share by approximately 50%. Fourth quarter fund flows from operations (“FFO”)(5) is currently forecasted to be significantly higher than Q3 2026, supported by restored production and higher European gas and liquids volumes, as well as elevated European gas prices. With operational tailwinds and commodity price support, the Company is well positioned to accelerate debt reduction and shareholder returns.

Vermilion is also pleased to announce a 2027 E&D capital budget of $675 million to $725 million, with associated production guidance of 122,000 to 126,000 boe/d, which represents 2% absolute growth and 5% production per share growth from 2026(2). The 2027 program builds on the Company’s operational momentum, with increased drilling activity across the International business, a three-rig Deep Basin program and continued advancement of the Mica Montney development. The program also includes strategic infrastructure investment in Germany and the Montney that will support production growth well beyond 2027. The 2027 budget includes the full capital investment for the two-well Australia drilling program, where production is expected to commence in early 2028. In total, 2027 capital includes approximately $150 million of investment that will facilitate future growth but will not contribute to 2027 production. As these projects are completed, Vermilion expects corporate capital investment in 2028 to return toward 2026 levels while maintaining the production and capital objectives established at the Q4 2025 Investor Day. Our EFCF estimate has increased by $200 million compared to the Investor Day outlook, as we are now projected to generate $1.9 billion over the five year period. This revised estimate factors in the outperformance in 2026 along with 2027 budget and strip pricing, while maintaining the original assumptions between 2028 and 2030. The Company also plans to increase the base dividend by 4% in 2027 to an annual level of $0.56/share, representing the sixth consecutive year of dividend increases, consistent with its commitment to sustainable, ratable dividend growth. Vermilion’s dividend payout(6) remains among the lowest in the Canadian E&P sector at sub-10% of FFO, offering capacity for future increases.

Q3 2026 Review

In Q3 2026, Vermilion generated $237 million of FFO on E&D capital expenditures of $146 million, resulting in free cash flow ("FCF")(1) of over $90 million that was primarily allocated to the balance sheet and shareholder returns. Net debt was reduced by approximately $60 million, while shareholder returns increased quarter-over-quarter to over $40 million, with dividends of $21 million and the repurchase of $20 million of shares. During the quarter, the Company recorded non-cash, price-related losses on risk management contracts of $245 million ($188 million net of taxes), driven by higher forward oil and European gas prices. These mark-to-market losses impacted current reported earnings but do not reflect the underlying cash generation of the business, while higher forward prices improve Vermilion’s future revenue and FFO outlook.

During the quarter, Vermilion continued to advance key operational initiatives across its international portfolio. In Germany, the Company closed the acquisition of producing assets announced earlier this year, while bringing the Wisselshorst Z1a well (0.64 net) on production in July 2026. Together, the acquired assets and production from Wisselshorst position Vermilion’s German business for production of approximately 7,500 boe/d in Q4 2026(2). The Wisselshorst well produced gross volumes of 3 to 5 mmcf/d in the quarter, in-line with expectations. Construction on the debottlenecking pipeline is planned for early 2027, and is expected to increase productive capacity to 15 to 17 mmcf/d by the end of 2027. European gas production during the quarter was impacted by planned turnaround activity in Ireland and non-operated downtime in Germany, temporarily reducing consolidated European gas production to 81 mmcf/d. All work was completed safely and on schedule, and production has been fully restored, positioning Vermilion for fourth quarter European gas production of approximately 100 mmcf/d(2). Subsequent to the quarter, the Company spudded one well (0.5 net) in the Netherlands, with first production expected in the first half of 2027.

Vermilion Energy Inc. ■ Page 8 ■ 2026 Third Quarter Report

In Canada, optimized capital allocation within the portfolio enabled the Company to add five net wells in 2026 while managing to the mid-point of our corporate E&D capital guidance. Across our Canadian business, unit operating expenses are down approximately 10% year-over-year, driven by realized synergies and Vermilion's continued focus on operational excellence. In Q3 2026, Vermilion set a new industry benchmark for well length in the Deep Basin and successfully implemented pilots to reduce well costs in the Alberta Montney. In the Deep Basin, the Company had multiple wells ranked among the most prolific in Alberta during the quarter, including a condensate-rich well that produced 12.6 mmcf/d of natural gas and over 400 bbls/d of condensate in the month of August. In addition, the Company drilled the longest Upper Mannville well by industry to-date at nearly 7,800 metres (4.8 miles), illustrating the technical competence of our teams, while improving returns on invested capital. This well exemplifies Vermilion's continuous push to improve risk-adjusted economic outcomes. Deep Basin production was temporarily lower during the quarter due to planned third-party maintenance and the timing of drilling activity, with activity expected to increase in the fourth quarter. In addition, the Company elected to defer several new well start-ups and restrict gas production to align with expected higher pricing later in Q4 2026. In the Montney, the Company brought a four-well pad in Alberta on production, piloting a new completion approach to reduce sand and water recovery. Subsequent to the quarter, the Company established a new drilling pace benchmark on a pad expected to be completed and brought online in the coming months. Vermilion remains focused on translating these operating improvements into repeatable reductions to our $8.2 million per well DCET cost. The wells brought online in Q3 2026 have been impacted by third-party downtime, which has extended into Q4 2026, but have produced in-line with expectations when capacity is available.

2027 Budget and Guidance

Vermilion’s Board of Directors has approved an E&D capital budget of $675 million to $725 million for 2027, which includes $150 million of investment that will facilitate future growth, but will not contribute to 2027 production. The Company expects to deliver annual average production of 122,000 to 126,000 boe/d, approximately 71% natural gas, while maintaining its focus on capital efficiency and EFCF generation. European gas production is expected to be in-line with 2026 as natural declines at Corrib are offset primarily with year-over-year growth in Germany. With a successful 2027 Wisselshorst drill program, European gas production is expected to increase by mid-2028, with production from new discoveries brought online and the debottlenecking pipeline from the Wisselshorst discovery well complete. Vermilion estimates stay-flat capital at $565 million per year, which backstops our capital allocation and shareholder return plan looking through 2027 and beyond.

Canada

Vermilion plans to invest approximately $385 million of E&D capital in its liquids-rich gas assets in the Montney and Deep Basin in 2027. In the Deep Basin, the Company plans to operate a steady three-rig program and drill 41 (36.3 net) wells, with minimal infrastructure requirements and drill capital primarily directed to proven developments. In the Montney, the Company plans to drill 13 (13.0 net) wells and continue expanding owned infrastructure. The revised timing of third-party gas processing infrastructure in Northeast British Columbia is expected to shift the Company’s 28,000 boe/d target production rate to early 2029 from mid-2028. Montney volumes are forecasted to grow by 10% in 2027, while generating positive EFCF on current pricing. The capital required to achieve the 28,000 boe/d target production rate continues to decline, with approximately $45 million of remaining infrastructure spend and approximately 28 wells to drill between 2027 and 2028. In the interim, Vermilion will reallocate capital to the Deep Basin, where recent wells have materially outperformed expectations, demonstrating the strength of the Company’s diversified approach. Once the Montney reaches its target production rate, annual drilling is expected to moderate to approximately eight wells to maintain production, with no further material infrastructure expansion anticipated.

International

Vermilion plans to invest approximately $315 million across its International assets in 2027, focused on advancing high-value European natural gas opportunities and returning to drilling in Australia. In Germany, the Company plans to build on the increased scale and strong economics of its expanded business. The 2027 program includes two (1.3 net) follow-up wells at Wisselshorst, with spud planned for the first half of the year, along with continued development of key infrastructure. This includes a debottlenecking pipeline that adds a connection to the broader gas distribution network to support higher production from the discovery. The two (1.3 net) follow-up wells at Wisselshorst will be drilled back-to-back using the same drilling rig, and the Company expects cost savings of approximately 20% along with 30% improvement in cycle time compared to previous drilling programs. In the Netherlands, the Company plans to drill two (1.0 net) wells, targeting larger structures than those pursued in recent drilling programs. In Australia, Vermilion plans to commence a two-well (2.0 net) drilling program in the second half of 2027, aligning with a broader industry multi-well drilling program to reduce mobilization and demobilization costs. The 2027 budget includes the full capital associated with the Australia program, with production expected to commence in early 2028. The Company will also continue to fund economic workover and optimization projects across the International portfolio.

Vermilion Energy Inc. ■ Page 9 ■ 2026 Third Quarter Report

Financial Outlook and Return of Capital

Vermilion remains confident in its ability to achieve or exceed the five-year plan communicated at the Investor Day in Q4 2025, based on operational momentum through 2026, as well as improving capital efficiency and a line of sight to lower base decline. As the Company executes strategic capital investments and increases operational scale across its key growth assets, unit operating, transportation, general and administration, and interest costs are expected to reduce by approximately 5% to 10% over the five-year plan compared to 2026 levels(2), driving enhanced profitability and EFCF generation. The Company’s capital allocation priorities remain unchanged, with a target to return 40% to 60% of EFCF to shareholders through sustainable and growing base dividends and share buybacks, while continuing to strengthen the balance sheet. Since 2022, Vermilion has repurchased and cancelled more than 22 million shares, supporting per-share production growth of over 50%. The lower share count enables the targeted 4% increase in the quarterly dividend per share in 2027 to result in little to no increase in cash outlay compared to the 2026 dividend, while the Company’s dividend payout remains below 10% of fund flows from operations. The increased quarterly cash dividend of $0.14 per share is expected to be effective with the Q1 2027 dividend payable on March 31, 2027, subject to approval by the Company’s Board of Directors in March 2027.

2027 Guidance

Category	2027 Current (7)
Production (boe/d)	122,000 - 126,000
E&D capital expenditures ($MM)	$675 - 725
Operating ($/boe)	$12.50 - 13.50
General and administration ($/boe) (8)	$1.65 - 2.15
Transportation ($/boe)	$3.00 - 3.50
Interest expense ($/boe)	$1.75 - 2.25
Royalty rate (% of sales)	7 - 9%
Cash taxes (% of pre-tax FFO)	7 - 11%
Asset retirement obligations settled ($MM)	$50
Payments on lease obligations ($MM)	$10

Outlook

Vermilion expects Q4 2026 production to average 121,000 boe/d (71% natural gas)(2), with full-year production of 122,400 boe/d (71% natural gas)(2) on E&D capital expenditures of $620 million. In Canada, the Company has elected to defer several new well start-ups and restrict gas production to align with expected higher pricing later in Q4 2026. Vermilion's return of capital framework targeting 40% to 60% of EFCF to shareholders remains in place as it enables flexible capital allocation to maximize shareholder value during a time of elevated market volatility.

Commodity Hedging

Vermilion hedges to manage commodity price exposures and increase the stability of cash flows. In aggregate, 53% of expected net-of-royalty production is hedged for the remainder of 2026, reducing to 38% in 2027. Please refer to the Hedging section of Vermilion's website under Invest With Us for further details using the following link:

https://www.vermilionenergy.com/invest-with-us/hedging.

Board of Directors

Vermilion is pleased to announce the appointment of Ms. Mindy Wight to its Board of Directors, effective September 8, 2026. Ms. Wight is Chief Executive Officer of Nch’ḵay̓ Development Corporation, the wholly owned economic development group of the Squamish Nation, where she oversees strategy, governance, capital allocation, financial management and business operations. She previously served as Chief Financial Officer and held governance leadership roles with Nch’ḵay̓, including Chair of the Board and Chair of the Finance and Audit Committee. Ms. Wight currently serves as a Director of Cedar Leaf Capital Inc., Canada’s first majority Indigenous-owned investment dealer. She previously served on the board of directors of Veren Inc. Prior to joining Nch’ḵay̓, Ms. Wight was a Partner and National Leader, Indigenous Tax Services at MNP LLP. Before that, she specialized in oil and gas taxation at PricewaterhouseCoopers LLP. She began her professional career in audit and assurance at Deloitte LLP, where she obtained her Chartered Accountant designation, following early experience with the Canada Revenue Agency.

Vermilion Energy Inc. ■ Page 10 ■ 2026 Third Quarter Report

(Signed “Dion Hatcher”)

Dion Hatcher
President & Chief Executive Officer
November 4, 2026

(1)	Free cash flow (FCF) and excess free cash flow (EFCF) are non-GAAP financial measures most directly comparable to cash flows from operating activities. FCF is calculated as FFO less drilling and development costs and exploration and evaluation costs and EFCF is calculated as FCF less payments on lease obligations and asset retirement obligations settled. FCF is used by management to determine the funding available for investing and financing activities including payment of dividends, repayment of long-term debt, reallocation into existing business units and deployment into new ventures. EFCF is used by management to determine the funding available to return to shareholders after costs attributable to normal business operations. FCF and EFCF do not have standardized meanings under IFRS Accounting Standards and therefore may not be comparable to similar measures provided by other issuers. More information and a reconciliation to cash flows from operating activities, the most directly comparable primary financial statement measure, can be found in the “Non-GAAP and Other Specified Financial Measures” section of this document.

(2)	Based on Company estimates as at October 26, 2026 and October 26, 2026 pricing strip.

(3)	Net debt is a capital management measure in accordance with IAS 1 “Presentation of Financial Statements” that is most directly comparable to long-term debt and is calculated as long-term debt (excluding unrealized foreign exchange on swapped USD borrowings) plus adjusted working deficit (capital), a non-GAAP financial measure described in the “Non-GAAP and Other Specified Financial Measures” section of this document. Management considers this a helpful representation of Vermilion’s net financing obligations after adjusting for the timing of working capital fluctuations. More information and a reconciliation to long-term debt, the most directly comparable primary financial statement measure, can be found in the “Non-GAAP and Other Specified Financial Measures” section of this document.

(4)	Debt reduction and shareholder returns per basic share is calculated by dividing the total net debt reduction, dividends declared and repurchase of shares by the basic weighted average shares outstanding as defined under IFRS Accounting Standards. Net debt reduction is calculated as closing net debt (capital management measure, refer to “Non-GAAP and Other Specified Financial Measures”) less opening net debt for the period.

(5)	Fund flows from operations (FFO) is a total of segments and non-GAAP financial measure most directly comparable to net (loss) earnings and is calculated as sales less royalties, transportation expense, operating expense, G&A expense, corporate income tax (recovery) expense, PRRT expense, interest expense, equity based compensation settled in cash, realized (gain) loss on derivatives, realized foreign exchange (gain) loss, and realized other (income) expense. The measure is used by management to assess the contribution of each business unit to Vermilion’s ability to generate income necessary to pay dividends, repay debt, fund asset retirement obligations, and make capital investments. FFO does not have a standardized meaning under IFRS® Accounting Standards and therefore may not be comparable to similar measures provided by other issuers. More information and a reconciliation to net (loss) earnings, the most directly comparable primary financial statement measure, can be found in the “Non-GAAP and Other Specified Financial Measures” section of this document.

(6)	Payout and payout % of FFO are, respectively, a non-GAAP financial measure and non-GAAP ratio. Payout is most directly comparable to dividends declared. Payout is comprised of dividends declared plus drilling and development costs, exploration and evaluation costs, and asset retirement obligations settled, and payout % of FFO is calculated as payout divided by FFO. The measure is used by management to assess the amount of cash distributed back to shareholders and reinvested in the business for maintaining production and organic growth. Payout as a percentage of FFO is also referred to as the payout ratio or sustainability ratio.

(7)	2027 guidance reflects foreign exchange assumptions of CAD/USD 1.39, CAD/EUR 1.57, and CAD/AUD 0.97.

(8)	General and administration expense exclusive of expected cash-settled equity based compensation of $0.15 - 0.20/boe.
Vermilion Energy Inc. ■ Page 11 ■ 2026 Third Quarter Report

Non-GAAP and Other Specified Financial Measures

This report and other materials released by Vermilion includes financial measures that are not standardized, specified, defined, or determined under IFRS Accounting Standards and are therefore considered non-GAAP or other specified financial measures and may not be comparable to similar measures presented by other issuers. These financial measures include:

Total of Segments Measures

Fund flows from operations (FFO): Most directly comparable to net (loss) earnings, FFO is a non-GAAP financial measure and total of segments measure comprised of sales less royalties, transportation, operating, G&A, corporate income tax, PRRT, interest expense, equity based compensation settled in cash, realized gain (loss) on derivatives, realized foreign exchange gain (loss), and realized other income (expense). The measure is used by management to assess the contribution of each business unit to Vermilion's ability to generate income necessary to pay dividends, repay debt, fund asset retirement obligations and make capital investments. Reconciliation to the most directly comparable primary financial statement measures can be found below. Fund flows from continuing operations and fund flows from discontinued operations are calculated in the same manner as FFO and is most directly comparable to net (loss) earnings from continuing operations and net earnings (loss) from discontinued operations, respectively.

Reconciliation of fund flows from continuing operations to net (loss) earnings from continuing operations:

	Q3 2026		Q3 2025		YTD 2026		YTD 2025
	$M	$/boe	$M	$/boe	$M	$/boe	$M	$/boe
Sales	593,856	53.37	449,502	41.49	1,661,530	49.15	1,362,029	46.10
Royalties	(43,469)	(3.91)	(27,398)	(2.53)	(118,932)	(3.52)	(86,757)	(2.94)
Transportation	(43,502)	(3.91)	(34,852)	(3.22)	(115,042)	(3.40)	(96,705)	(3.27)
Operating	(160,944)	(14.46)	(138,415)	(12.78)	(424,154)	(12.55)	(375,092)	(12.69)
General and administration (1)	(20,120)	(1.81)	(18,847)	(1.74)	(63,129)	(1.87)	(72,159)	(2.44)
Corporate income tax expense	(17,090)	(1.54)	(4,676)	(0.43)	(40,378)	(1.19)	(34,851)	(1.18)
Petroleum resource rent tax	2,781	0.25	(1,663)	(0.15)	5,215	0.15	(5,436)	(0.18)
Interest expense	(26,593)	(2.39)	(34,408)	(3.18)	(79,404)	(2.35)	(105,078)	(3.56)
Equity based compensation	(536)	(0.05)	—	—	(11,240)	(0.33)	(5,692)	(0.19)
Realized (loss) gain on derivatives	(46,865)	(4.21)	61,793	5.70	(120,227)	(3.56)	120,611	4.08
Realized foreign exchange (loss) gain	(585)	(0.05)	(882)	(0.08)	(5,362)	(0.16)	1,130	0.04
Realized other income (expense)	129	0.01	163	0.02	12,277	0.36	(14,956)	(0.51)
Fund flows from continuing operations	237,062	21.30	250,317	23.10	701,154	20.73	687,044	23.26
Equity based compensation	(4,921)		(5,937)		(4,326)		(13,154)
Unrealized (loss) gain on derivative instruments (2)	(245,187)		5,511		(356,581)		62,405
Unrealized foreign exchange gain (loss) (2)	12,178		(41,499)		(22,348)		(71,491)
Accretion	(14,530)		(18,901)		(52,760)		(52,402)
Depletion and depreciation	(148,724)		(174,030)		(478,659)		(488,070)
Deferred tax recovery (expense)	115,317		(20,312)		159,292		(48,824)
Gain on acquisition	16,221		—		16,221		—
Unrealized other (expense) income (2)	(2,915)		299		(4,099)		(1,414)
Net (loss) earnings from continuing operations	(35,499)		(4,552)		(42,106)		74,094
(1)	General and administration expenses previously presented within the Corporate segment have been reclassified to our Canadian segment. The prior period results have been presented to conform with current period presentation.
(2)	Unrealized (loss) gain on derivative instruments, Unrealized foreign exchange gain (loss) and Unrealized other (expense) income are line items from the respective Consolidated Statements of Cash Flows.

Vermilion Energy Inc. ■ Page 12 ■ 2026 Third Quarter Report

Reconciliation of fund flows from discontinued operations to net earnings (loss) from discontinued operations:

	Q3 2026		Q3 2025		YTD 2026		YTD 2025
	$M	$/boe	$M	$/boe	$M	$/boe	$M	$/boe
Sales	—	—	19,349	68.62	—	—	209,816	69.77
Royalties	—	—	(4,387)	(15.56)	—	—	(40,386)	(13.43)
Transportation	—	—	(1,025)	(3.64)	—	—	(6,969)	(2.32)
Operating	(2)	—	(5,656)	(20.06)	(236)	—	(59,581)	(19.81)
General and administration	(141)	—	(4,788)	(16.98)	(500)	—	(20,407)	(6.79)
Fund flows from discontinued operations	(143)	—	3,493	12.38	(736)	—	82,473	27.42
Unrealized gain on derivative instruments (1)	—		11,047		—		—
Unrealized foreign exchange gain (loss) (1)	—		328		7		(129)
Unrealized other expense (1)	—		(3,986)		—		(3,986)
Accretion	—		(9)		—		(4,260)
Depletion and depreciation	1,190		(3)		(3,947)		(46,518)
Deferred tax recovery (expense)	(188)		(3,761)		842		54,764
Impairment expense	—		—		—		(372,386)
Net earnings (loss) from discontinued operations	859		7,109		(3,834)		(290,042)

Fund flows from operations	236,919	21.29	253,810	22.82	700,418	20.72	769,517	23.63

Net (loss) earnings	(34,640)		2,557		(45,940)		(215,948)
(1)	Unrealized gain on derivative instruments, Unrealized foreign exchange gain (loss) and Unrealized other expense are line items from the respective Consolidated Statements of Cash Flows.

Non-GAAP Financial Measures and Non-GAAP Ratios

Fund flows from operations per basic and diluted share: FFO per basic share and diluted share are non-GAAP ratios. Management assesses fund flows from operations on a per share basis as we believe this provides a measure of our operating performance after taking into account the issuance and potential future issuance of Vermilion common shares. Fund flows from operations per basic share is calculated by dividing fund flows from operations (total of segments measure) by the basic weighted average shares outstanding as defined under IFRS Accounting Standards. Fund flows from operations per diluted share is calculated by dividing fund flows from operations by the sum of basic weighted average shares outstanding and incremental shares issuable under the equity based compensation plans as determined using the treasury stock method. Fund flows from continuing operations per basic and diluted share and fund flows from discontinued operations per basic and diluted share are calculated in the same manner as FFO per basic and diluted share.

Fund flows from operations per boe: Management uses fund flows from operations per boe to assess the profitability of our business units and Vermilion as a whole. Fund flows from operations per boe is calculated by dividing fund flows from operations (total of segments measure) by total sales volume in boe. Fund flows from continuing operations per boe and fund flows from discontinued operations per boe are calculated in the same manner as FFO per boe.

Free cash flow (FCF) and excess free cash flow (EFCF): Most directly comparable to cash flows from operating activities, FCF is a non-GAAP financial measure calculated as fund flows from operations less drilling and development costs and exploration and evaluation costs and EFCF is comprised of FCF less payments on lease obligations and asset retirement obligations settled. FCF is used by management to determine the funding available for investing and financing activities including payment of dividends, repayment of long-term debt, reallocation into existing business units and deployment into new ventures. EFCF is used by management to determine the funding available to return to shareholders after costs attributable to normal business operations. Reconciliation to the primary financial statement measures can be found in the following table.

Vermilion Energy Inc. ■ Page 13 ■ 2026 Third Quarter Report

($M)	Q3 2026	Q3 2025	YTD 2026	YTD 2025
Cash flows from operating activities	273,429	389,453	671,578	810,304
Changes in non-cash operating working capital	(56,889)	(148,972)	(17,940)	(71,849)
Asset retirement obligations settled	20,379	13,329	46,780	31,062
Fund flows from operations	236,919	253,810	700,418	769,517
Drilling and development	(142,643)	(144,791)	(386,303)	(423,493)
Exploration and evaluation	(3,823)	(771)	(4,319)	(19,677)
Free cash flow	90,453	108,248	309,796	326,347
Payments on lease obligations	(1,978)	(3,014)	(7,492)	(10,695)
Asset retirement obligations settled	(20,379)	(13,329)	(46,780)	(31,062)
Excess free cash flow	68,096	91,905	255,524	284,590

Capital expenditures: Most directly comparable to cash flows used in investing activities, capital expenditures is a non-GAAP financial measure calculated as the sum of drilling and development costs and exploration and evaluation costs as derived from the Consolidated Statements of Cash Flows. We consider capital expenditures to be a useful measure of our investment in our existing asset base. Capital expenditures are also referred to as E&D capital. Reconciliation to the primary financial statement measures can be found below.

($M)	Q3 2026	Q3 2025	YTD 2026	YTD 2025
Drilling and development	142,643	144,791	386,303	423,493
Exploration and evaluation	3,823	771	4,319	19,677
Capital expenditures	146,466	145,562	390,622	443,170

Payout and payout % of FFO: Payout and payout % of FFO are, respectively, a non-GAAP financial measure and non-GAAP ratio. Payout is most directly comparable to dividends declared. Payout is comprised of dividends declared plus drilling and development costs, exploration and evaluation costs, and asset retirement obligations settled, and payout % of FFO is calculated as payout divided by FFO. The measure is used by management to assess the amount of cash distributed back to shareholders and reinvested in the business for maintaining production and organic growth. Payout as a percentage of FFO is also referred to as the payout ratio or sustainability ratio. The reconciliation of the measure to the primary financial statement measure can be found below.

($M)	Q3 2026	Q3 2025	YTD 2026	YTD 2025
Dividends declared	20,530	19,947	61,790	60,012
Drilling and development	142,643	144,791	386,303	423,493
Exploration and evaluation	3,823	771	4,319	19,677
Asset retirement obligations settled	20,379	13,329	46,780	31,062
Payout	187,375	178,838	499,192	534,244
% of fund flows from operations	79%	70%	71%	69%

Adjusted working capital (deficit): Adjusted working capital (deficit) is a non-GAAP financial measure calculated as current assets less current liabilities, excluding current derivatives, current asset retirement obligations and current lease liabilities. The measure is used by management to calculate net debt, a capital management measure disclosed below.

	As at
($M)	Sep 30, 2026	Dec 31, 2025
Current assets	563,495	467,286
Current liabilities	(816,094)	(554,547)
Current derivative asset	(74,325)	(78,694)
Current asset retirement obligation	50,722	54,504
Current lease liability	7,110	9,206
Current derivative liability	281,876	6,154
Adjusted working capital (deficit)	12,784	(96,091)

Acquisitions: Acquisitions is a non-GAAP financial measure and is calculated as the sum of acquisitions, net of cash acquired and acquisitions of securities from the Consolidated Statements of Cash Flows, Vermilion common shares issued as consideration, the estimated value of contingent consideration, the amount of acquiree's outstanding long-term debt assumed, and net acquired working capital deficit or surplus. Management believes that including these components provides a useful measure of the economic investment associated with our acquisition activity and is most directly comparable to cash flows used in investing activities. A reconciliation to the acquisitions line items in the Consolidated Statements of Cash Flows can be found below.

Vermilion Energy Inc. ■ Page 14 ■ 2026 Third Quarter Report

($M)	Q3 2026	Q3 2025	YTD 2026	YTD 2025
Acquisitions, net of cash acquired	(10,554)	1,068	(4,181)	1,087,115
Shares issued for acquisition	—	—	—	13,363
Acquired working capital (surplus) deficit	(12,226)	—	(12,226)	23,179
Acquisitions	(22,780)	1,068	(16,407)	1,123,657

Dispositions: Dispositions is a non-GAAP financial measure and is calculated as the sum of dispositions, and disposition of securities from the Consolidated Statements of Cash Flows. Management believes that including these components provides a useful measure of the proceeds associated with our disposition activities and is most directly comparable to cash flows used in investing activities. A reconciliation to dispositions, and disposition of securities, the most directly comparable primary financial statement measures, can be found below.

($M)	Q3 2026	Q3 2025	YTD 2026	YTD 2025
Dispositions	26,533	483,525	26,533	483,525
Disposition of securities	—	—	—	—
Dispositions	26,533	483,525	26,533	483,525

Operating netback: Operating netback is a non-GAAP financial measure and is calculated as sales less royalties, operating expense, transportation costs, PRRT, and realized hedging gains and losses, and when presented on a per unit basis is a non-GAAP ratio. Operating netback is most directly comparable to net (loss) earnings. Management assesses operating netback as a measure of the profitability and efficiency of our field operations.

Net debt to four quarter trailing fund flows from operations: Management uses net debt (a capital management measure, as defined below) to four quarter trailing fund flows from operations to assess the Company's ability to repay debt. Net debt to four quarter trailing fund flows from operations is a non-GAAP ratio calculated as net debt (capital management measure) divided by fund flows from operations (total of segments measure) from the preceding four quarters.

Capital Management Measure

Net debt: Net debt is a capital management measure in accordance with IAS 1 "Presentation of Financial Statements" that is most directly comparable to long-term debt. Net debt is comprised of long-term debt (excluding unrealized foreign exchange on swapped USD borrowings) plus adjusted working capital (defined as current assets less current liabilities, excluding current derivatives, current asset retirement obligations and current lease liabilities), and represents Vermilion's net financing obligations after adjusting for the timing of working capital fluctuations.

	As at
($M)	Sep 30, 2026	Dec 31, 2025
Long-term debt	1,181,468	1,243,397
Adjusted working capital (deficit) (1)	(12,784)	96,091
Unrealized FX on swapped USD borrowings (2)	(3,297)	2,902
Net debt	1,165,387	1,342,390

Ratio of net debt to four quarter trailing fund flows from operations (3)	1.2	1.4
(1)	Adjusted working capital (deficit) is defined as current assets (excluding current derivatives), less current liabilities (excluding current derivatives, current asset retirement obligations and current lease liabilities).
(2)	Vermilion may enter into cross currency interest rate swaps to hedge the foreign exchange movements on USD borrowings on our revolving credit facility. Unrealized FX on swapped USD borrowings relates to the unrealized gains and losses on our cross currency interest swaps. At September 30, 2026, there was $152.8 million of swapped USD borrowings on our revolving credit facility. (December 31, 2025 - $196.7 million).
(3)	Subsequent to February 26, 2025, net debt to four quarter trailing fund flows from operations is calculated inclusive of Westbrick Energy's pre-acquisition four quarter trailing fund flows from operations, as if the acquisition of Westbrick Energy occurred at the beginning of the four quarter trailing period, and exclusive of the four quarter trailing fund flows from discontinued operations to reflect the Company’s ability to repay debt on a pro forma basis.

Supplementary Financial Measures

Diluted shares outstanding: The sum of shares outstanding at the period end plus outstanding awards under the Long-term Incentive Plan (“LTIP"), based on current estimates of future performance factors and forfeiture rates.

('000s of shares)	Q3 2026	Q3 2025
Shares outstanding	151,822	153,434
Potential shares issuable pursuant to the LTIP	4,378	4,717
Diluted shares outstanding	156,200	158,151
Vermilion Energy Inc. ■ Page 15 ■ 2026 Third Quarter Report

Production per share growth: Calculated as the change in production determined on a per weighted average shares outstanding basis over a predefined period of time, expressed as a compounded, annualized return percentage. Measuring production growth per share better reflects the interests of our existing shareholders by reflecting the dilutive impact of equity issuances.

F&D (finding and development) and FD&A (finding, development and acquisition) costs: used as a measure of capital efficiency, calculated by dividing the applicable capital expenditures for the period, including the change in undiscounted FDC (future development capital), by the change in the reserves, incorporating revisions and production, for the same period.

Operating Recycle Ratio: A non-GAAP ratio that is calculated by dividing the Operating Netback, excluding PRRT and realized hedging gains and losses, by the cost of adding reserves (F&D and FD&A cost). Management assesses operating recycle ratio as a measure of the reinvestment of earnings.

Vermilion Energy Inc. ■ Page 16 ■ 2026 Third Quarter Report

Management's Discussion and Analysis

The following is Management’s Discussion and Analysis (“MD&A”), dated November 4, 2026, of Vermilion Energy Inc.’s (“Vermilion”, “we”, “our”, “us” or the “Company”) operating and financial results as at and for the three and nine months ended September 30, 2026 compared with the corresponding periods in the prior year.

This discussion should be read in conjunction with the unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2026, and the audited consolidated financial statements for the years ended December 31, 2025 and 2024, together with the accompanying notes. Additional information relating to Vermilion, including its Annual Information Form, is available on SEDAR+ at www.sedarplus.ca or on Vermilion’s website at www.vermilionenergy.com.

The unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2026, and comparative information have been prepared in Canadian dollars, except where another currency has been indicated, and in accordance with IAS 34, "Interim Financial Reporting", as issued by the International Accounting Standards Board ("IASB").

The operating results attributable to the Company's Saskatchewan, United States and block SA-07 in Croatia operations have been presented as discontinued operations, with all other operating results presented as continuing operations. The prior period presented the results from the Saskatchewan and United States assets as discontinued operations and have been recast to include the SA-07 assets in Croatia as discontinued operations. See Note 3 "Discontinued operations" of the condensed consolidated interim financial statements for the three and nine months ended September 30, 2026 for additional information.

This MD&A includes references to certain financial measures which are not specified, defined, or determined under IFRS® Accounting Standards as issued by the IASB ("IFRS Accounting Standards") and are therefore considered non-GAAP and other specified financial measures. These financial measures are unlikely to be comparable to similar financial measures presented by other issuers. For a full description of these non-GAAP and other specified financial measures and a reconciliation of these measures to their most directly comparable GAAP measures, please refer to “Non-GAAP and Other Specified Financial Measures”.

Product Type Disclosure

Under National Instrument 51-101 "Standards of Disclosure for Oil and Gas Activities", disclosure of production volumes should include segmentation by product type as defined in the instrument. In this report, references to “crude oil” and “light and medium crude oil” mean “light crude oil and medium crude oil”, “tight oil” and “heavy oil” and references to “natural gas” mean “conventional natural gas”, “shale gas” and “coal bed methane".

In addition, in Supplemental Table 4 "Production", Vermilion provides a reconciliation from total production volumes to product type and also a reconciliation of "crude oil and condensate" and "NGLs" to the product types "light crude oil and medium crude oil" and "natural gas liquids".

Production volumes reported are based on quantities as measured at the first point of sale.

Vermilion Energy Inc. ■ Page 17 ■ 2026 Third Quarter Report

Guidance

On November 5, 2025, the Company released the 2026 capital budget and associated production guidance. Only July 29, 2026, production guidance was increased to reflect continued outperformance across Vermilion’s asset base, and the Company provided guidance for interest expense. On November 4, 2026, the Company tightened 2026 production and E&D capital expenditure guidance, provided updated cost structure guidance, reflecting the impact of higher commodity prices on operating expenses and cash taxes, and released the 2027 capital budget and associated production guidance. The Company’s guidance for 2026 and 2027 is as follows:

Category	2026 Prior (1)	2026 Current (1)	2027 Current (1)
Production (boe/d)	121,000 - 123,000	122,400	122,000 - 126,000
E&D capital expenditures ($MM)	$600 - 630	$620	$675 - 725
Operating ($/boe)	$12.25 - 13.25	$12.75 - 13.25	$12.50 - 13.50
General and administration ($/boe) (2)	$1.65 - 2.15	$1.65 - 2.15	$1.65 - 2.15
Transportation ($/boe)	$3.00 - 3.50	$3.00 - 3.50	$3.00 - 3.50
Interest expense ($/boe)	$2.00 - 2.50	$2.00 - 2.50	$1.75 - 2.25
Royalty rate (% of sales)	7 - 9%	7 - 9%	7 - 9%
Cash taxes (% of pre-tax FFO)	2 - 6%	4 - 8%	7 - 11%
Asset retirement obligations settled ($MM)	$55	$55	$50
Payments on lease obligations ($MM)	$10	$10	$10
(1)	Prior 2026 guidance reflects foreign exchange assumptions of CAD/USD 1.39, CAD/EUR 1.61, and CAD/AUD 0.97. Current 2026 guidance reflects foreign exchange assumptions of CAD/USD 1.39, CAD/EUR 1.60, and CAD/AUD 0.98. Current 2027 guidance reflects foreign exchange assumptions of CAD/USD 1.39, CAD/EUR 1.57, and CAD/AUD 0.97.
(2)	General and administration expense exclusive of expected cash-settled equity based compensation of $0.15 - 0.20/boe.
Vermilion Energy Inc. ■ Page 18 ■ 2026 Third Quarter Report

Consolidated Results Overview

	Q3 2026	Q3 2025	Q3/26 vs. Q3/25	YTD 2026	YTD 2025	2026 vs. 2025
Production (1)
Crude oil and condensate (bbls/d)	21,524	28,197	(24)%	23,315	32,662	(29)%
NGLs (bbls/d)	12,267	10,985	12%	12,009	10,943	10%
Natural gas (mmcf/d)	501.35	479.28	5%	525.38	455.08	15%
Total (boe/d)	117,349	119,062	(1)%	122,888	119,451	3%
(Draw) build in inventory (mbbls)	(331)	(163)		(259)	56
Financial metrics
Fund flows from continuing operations ($M) (2)	237,062	250,317	(5)%	701,154	687,044	2%
Fund flows from discontinued operations ($M) (2)	(143)	3,493	N/A	(736)	82,473	N/A
Fund flows from operations ($M) (2)	236,919	253,810	(7)%	700,418	769,517	(9)%
Fund flows from operations per share	1.55	1.65	(6)%	4.59	5.00	(8)%
Net (loss) earnings from continuing operations	(35,499)	(4,552)	680%	(42,106)	74,094	N/A
Net earnings (loss) from discontinued operations	859	7,109	(88)%	(3,834)	(290,042)	(99)%
Net (loss) earnings ($M)	(34,640)	2,557	N/A	(45,940)	(215,948)	(79)%
Net (loss) earnings per share - continuing operations	(0.23)	(0.03)	667%	(0.28)	0.48	N/A
Net earnings (loss) per share - discontinued operations	—	0.05	(100)%	(0.03)	(1.88)	(98)%
Net (loss) earnings per share	(0.23)	0.02	N/A	(0.30)	(1.40)	(79)%
Cash flows from operating activities ($M)	273,429	389,453	(30)%	671,578	810,304	(17)%
Free cash flow ($M) (3)	90,453	108,248	(16)%	309,796	326,347	(5)%
Long-term debt ($M)	1,181,468	1,264,343	(7)%	1,181,468	1,264,343	(7)%
Net debt ($M) (4)	1,165,387	1,384,753	(16)%	1,165,387	1,384,753	(16)%
Cash dividends ($/share)	0.135	0.130	4%	0.405	0.390	4%
Activity
Capital expenditures ($M) (5)	146,466	145,562	1%	390,622	443,170	(12)%
Acquisitions ($M) (6)	(22,780)	1,068	N/A	(16,407)	1,123,657	N/A
Dispositions ($M) (7)	26,533	483,525	(95)%	26,533	483,525	(95)%
(1)	Please refer to Supplemental Table 4 "Production" for disclosure by product type.
(2)	Fund flows from operations (FFO) and FFO per share are a total of segments measure and supplementary financial measure most directly comparable to net (loss) earnings and net (loss) earnings per share, respectively. The measures do not have a standardized meaning under IFRS Accounting Standards and therefore may not be comparable to similar measures presented by other issuers. FFO is comprised of sales less royalties, transportation, operating, general and administrative (G&A), corporate income tax, PRRT, interest expense, equity based compensation settled in cash, realized gain (loss) on derivatives, plus realized gain (loss) on foreign exchange and realized other income (expense). The measure is used to assess the contribution of each business unit to Vermilion's ability to generate income necessary to pay dividends, repay debt, fund asset retirement obligations and make capital investments. A reconciliation to the primary financial statement measures can be found within the "Non-GAAP and Other Specified Financial Measures" section of this MD&A. Fund flows from continuing operations and fund flows from discontinued operations are calculated in the same manner as FFO and are most directly comparable to net (loss) earnings from continuing operations and net earnings (loss) discontinued operations, respectively.
(3)	Free cash flow (FCF) is a non-GAAP financial measure most directly comparable to cash flows from operating activities; it does not have a standardized meaning under IFRS Accounting Standards and therefore may not be comparable to similar measures presented by other issuers. FCF is comprised of fund flows from operations less drilling and development costs and exploration and evaluation costs. FCF is used to determine the funding available for investing and financing activities including payment of dividends, repayment of long-term debt, reallocation into existing business units and deployment into new ventures. A reconciliation to primary financial statement measures can be found within the "Non-GAAP and Other Specified Financial Measures" section of this MD&A.
(4)	Net debt is a capital management measure in accordance with IAS 1 "Presentation of Financial Statements" and is most directly comparable to long-term debt. Net debt is comprised of long-term debt (excluding unrealized foreign exchange on swapped USD borrowings) plus adjusted working capital (defined as current assets less current liabilities, excluding current derivatives, current asset retirement obligations and current lease liabilities), and represents Vermilion's net financing obligations after adjusting for the timing of working capital fluctuations. Net debt excludes lease obligations which are secured by a corresponding right-of-use asset. A reconciliation to the primary financial statement measures can be found within the "Financial Position Review" section of this MD&A.
(5)	Capital expenditures is a non-GAAP financial measure that does not have a standardized meaning under IFRS Accounting Standards and therefore may not be comparable to similar measures presented by other issuers. The measure is calculated as the sum of drilling and development costs and exploration and evaluation costs from the Consolidated Statements of Cash Flows. We consider capital expenditures to be a useful measure of our investment in our existing asset base. Capital expenditures are also referred to as E&D capital. A reconciliation to the primary financial statement measures can be found within the "Non-GAAP and Other Specified Financial Measures" section of this MD&A.
(6)	Acquisitions is a non-GAAP financial measure that does not have a standardized meaning under IFRS Accounting Standards and therefore may not be comparable to similar measures presented by other issuers. The measure is calculated as the sum of acquisitions, net of cash and acquisitions of securities from the Consolidated Statements of Cash Flows, Vermilion common shares issued as consideration, the estimated value of contingent consideration, the amount of acquiree's outstanding long-term debt assumed, and net acquired working capital deficit or surplus. We believe that including these components provides a useful measure of the economic investment associated with our acquisition activity. A reconciliation to the acquisitions line item in the Consolidated Statements of Cash Flows can be found in "Supplemental Table 3: Capital Expenditures and Acquisitions" section of this MD&A.
Vermilion Energy Inc. ■ Page 19 ■ 2026 Third Quarter Report

(7)	Dispositions is a non-GAAP financial measure and is not a standardized financial measure under IFRS Accounting Standards and therefore may not be comparable to similar measures disclosed by other issuers. Dispositions is calculated as the sum of dispositions, and disposition of securities. Management believes that including these components provides a useful measure of the proceeds associated with our disposition activities and is most directly comparable to cash flows used in investing activities. More information and a reconciliation to dispositions and disposition of securities, the most directly comparable primary financial statement measures, can be found in the “Non-GAAP and Other Specified Financial Measures” section of this document.

Production review

Q3 2026 vs. Q3 2025

•	Consolidated average production decreased 1% to 117,349 boe/d in Q3 2026 compared to 119,062 boe/d in Q3 2025, primarily due to the impact of dispositions in the United States and Saskatchewan in Q3 2025, planned turnarounds in Ireland, Germany and Canada, and cyclone-related downtime in Australia. These decreases were largely offset by production from new wells brought online in the Montney, as well as growth in Germany through organic development and an acquisition which closed in July 2026.

YTD 2026 vs. YTD 2025

•	Consolidated average production increased 3% to 122,888 boe/d in the nine months ended September 30, 2026 from 119,451 boe/d in the comparable period of 2025. The increase was primarily attributable to nine months of production contribution from the Deep Basin acquisition in 2026 compared to seven months in 2025, strong drilling results in the Deep Basin and Montney, and growth in Germany through organic development and the recent acquisition. This more than offset the impact of the United States and Saskatchewan dispositions and cyclone-related downtime in Australia.

Activity review

For the three months ended September 30, 2026, capital expenditures were $146.5 million.

•	In Canada, capital expenditures of $90.8 million focused on our liquids-rich gas assets:
°	In the Deep Basin, drilled nine (7.9 net), completed five (5.0 net), and brought on production five (5.0 net) liquids-rich natural gas wells.
°	In the Montney, drilled one (1.0 net) and brought on production four (4.0 net) liquids-rich gas wells.

•	Internationally, capital expenditures were $55.7 million:
°	In Germany, invested $12.2 million, primarily on facilities activities and controllable inventory in advance of drilling activities planned on the Bommelsen license in 2027.
°	In the Netherlands, $6.6 million was invested primarily on pre-drilling activities, including rig mobilization, and controllable inventory in advance of drilling activities planned for Q4 2026.
°	In France, invested $13.4 million, primarily on subsurface maintenance and facilities activities.
°	In Australia, $12.0 million was invested primarily on facilities activities.
°	In Ireland, $9.6 million was invested on facilities activities, as Vermilion executed planned maintenance in the quarter.

Financial sustainability review

Free cash flow

•	Free cash flow decreased by $16.6 million to $309.8 million for the nine months ended September 30, 2026 compared to the same period in the prior year. The decrease was primarily due to lower fund flows from operations driven by a $240.8 million year-over-year decrease in realized derivative settlements. The decrease was partially offset by higher fund flows from continuing operations, resulting from stronger underlying performance from the Deep Basin acquisition and ongoing organic production growth.

Long-term debt and net debt

•	As at September 30, 2026, long-term debt remained relatively flat at $1.2 billion (December 31, 2025 - $1.2 billion) primarily due to long-term debt repayments from excess cash flows generated during the quarter, partially offset by the timing of payments and the foreign exchange impact of the US dollar strengthening 4% against the Canadian dollar on our US denominated senior unsecured notes.
•	As at September 30, 2026, net debt totaled $1.17 billion, a decrease of $177.0 million from December 31, 2025. The decrease was primarily due to excess free cash flow generation and proceeds from the disposition of the SA-07 block in Croatia.
Vermilion Energy Inc. ■ Page 20 ■ 2026 Third Quarter Report

•	The ratio of net debt to four quarter trailing fund flows from operations(1) decreased to 1.2 as at September 30, 2026 (December 31, 2025 - 1.4) due to lower net debt, partially offset by slightly lower four quarter trailing funds from continuing operations impacted by realized derivative settlements.

(1)	Net debt to four quarter trailing fund flows from operations is a supplementary financial measure that does not have a standardized meaning under IFRS Accounting Standards and therefore may not be comparable to similar measures presented by other issuers. It is calculated as net debt (capital measure) over the FFO from the preceding four quarters (total of segments measure). The measure is used to assess our ability to repay debt. Subsequent to February 26, 2025, net debt to four quarter trailing fund flows from operations is calculated inclusive of Westbrick Energy's pre-acquisition four quarter trailing fund flows from operations, as if the acquisition of Westbrick Energy occurred at the beginning of the four quarter trailing period, and exclusive of the four quarter trailing fund flows from discontinued operations to reflect the Company’s ability to repay debt on a pro forma basis.
Vermilion Energy Inc. ■ Page 21 ■ 2026 Third Quarter Report

Benchmark Commodity Prices

	Q3 2026	Q3 2025	Q3/26 vs. Q3/25	YTD 2026	YTD 2025	2026 vs. 2025
Natural gas
North America
AECO 7A (CAD/Mcf)	1.54	1.00	54%	1.85	1.70	9%
Henry Hub (USD/Mcf)	2.95	3.07	(4)%	3.63	3.39	7%
Chicago (USD/Mcf)	2.59	2.72	(5)%	2.89	3.33	(13)%
Europe (1)
TTF MA (CAD/MMBtu)	25.27	16.20	56%	20.89	18.23	15%
TTF MA (EUR/MMBtu)	15.69	10.06	56%	12.99	11.66	11%
NBP MA (CAD/MMBtu)	24.42	15.31	60%	20.48	17.86	15%
NBP MA (EUR/MMBtu)	15.17	9.51	60%	12.73	11.43	11%
THE MA (CAD/MMBtu)	25.52	16.69	53%	21.37	18.67	14%
THE MA (EUR/MMBtu)	15.85	10.37	53%	13.28	11.94	11%
Crude oil
Dated Brent (USD/bbl)	97.00	69.07	40%	94.05	70.85	33%
WTI (USD/bbl)	85.79	64.93	32%	83.50	66.70	25%
Edmonton Sweet index (CAD/bbl)	119.13	86.41	38%	114.80	88.63	30%
Canadian C5+ Condensate index (CAD/bbl)	115.20	86.62	33%	115.06	91.50	26%
Average exchange rates
CAD/USD	1.40	1.38	1%	1.39	1.40	(1)%
CAD/EUR	1.61	1.61	—%	1.61	1.56	3%
Realized prices
Crude oil and condensate ($/bbl)	130.00	91.93	41%	121.28	91.80	32%
NGLs ($/bbl)	30.99	22.99	35%	27.28	26.01	5%
Natural gas ($/mcf)	5.60	4.36	28%	5.36	5.48	(2)%
Total ($/boe)	53.37	42.18	27%	49.15	48.28	2%
(1)	Natural gas in the Netherlands and Germany is benchmarked to the TTF and THE and production is generally equally split between day ahead ("DA") and month ahead ("MA") contracts. Natural gas in Ireland is benchmarked to the NBP and is sold on DA contracts.

As an internationally diversified producer, we are exposed to a range of commodity prices. In Canada, our crude oil is sold at benchmarks linked to WTI (including the Edmonton Sweet index and the Canadian C5+ index) and our natural gas is sold at benchmarks linked to the AECO index in Canada and a combination of Chicago Daily and Henry Hub ("HH") indices in the United States. In our International core region, our crude oil is sold with reference to Dated Brent and our natural gas is sold with reference to TTF, NBP, THE, or indices highly correlated to TTF.

Vermilion Energy Inc. ■ Page 22 ■ 2026 Third Quarter Report

•	In Canadian dollar terms, year-over-year month-ahead prices for European natural gas at NBP and TTF increased by 60% and 56%, respectively. European natural gas prices remained elevated during the quarter due to disruptions in the Strait of Hormuz, reduced Qatari LNG supply and tighter inventories entering the winter. Continued conflict in the Middle East and tighter supply and demand balances across Asia and Europe further supported global natural gas prices during Q3 2026.
•	Year-over-year, natural gas prices in Canadian dollar terms at NYMEX HH decreased by 3% and AECO 7A increased by 54%. Despite lower year-over-year AECO pricing, lower inventories, increased exports from the Western Canadian Sedimentary Basin ("WCSB") and lower receipts contributed to a tightening of the AECO differential to NYMEX HH during the quarter.
•	During Q3 2026, average European natural gas prices represented a premium of $23.31/mcf to AECO 7A. Approximately 16% of Vermilion's natural gas sales benefited from this premium European pricing (Q3 2025 - 22%).

•	Crude oil prices increased in Q3 2026 relative to Q3 2025 primarily due to continued disruptions in the Middle East and the resulting impact on global crude oil supply. Concerns regarding potential supply disruptions, reduced crude availability and increased transportation costs supported benchmark prices, with WTI rising 32% and Dated Brent increasing 40% compared to Q3 2025. Dated Brent strengthened relative to both ICE Brent and WTI as physical crude markets reflected elevated insurance and freight costs and increased risk premiums for spot barrels.
•	In Canadian dollar terms, year-over-year, the Edmonton Sweet differential tightened by $2.15/bbl to a discount of $0.88/bbl relative to WTI. Canadian crude oil differentials benefited from increased demand for alternative supplies as disruptions to crude oil and condensate exports from the Middle East increased demand from US West Coast and Asian refiners.
•	Approximately 49% of Vermilion’s Q3 2026 crude oil and condensate sales volume was priced at the Dated Brent index, which averaged a premium to WTI of US$11.21/bbl. The remainder of our crude oil and condensate sales volume was priced at the Canadian C5+ and Edmonton Sweet indices.

Vermilion Energy Inc. ■ Page 23 ■ 2026 Third Quarter Report

Canada

The continuing operations in Canada consist of our Deep Basin and Mica Montney assets. The comparative period includes the operating results for non-core assets in Saskatchewan and the United States disposed of in 2025, presented as discontinued operations throughout this MD&A in accordance with IFRS 5 "Non-current Assets Held for Sale and Discontinued Operations". Please refer to Note 3 "Discontinued operations" of the condensed consolidated interim financial statements for the three and nine months ended September 30, 2026 for additional information.

	Q3 2026	Q3 2025	YTD 2026	YTD 2025
Production (1)
Crude oil and condensate (bbls/d)	12,707	13,896	13,754	12,674
NGLs (bbls/d)	12,267	10,579	12,009	9,792
Natural gas (mmcf/d)	419.89	367.36	433.92	337.25
Production from continuing operations (boe/d)	94,955	85,698	98,085	78,673
Production from discontinued operations (boe/d)	—	3,065	—	11,016
Total production volume (boe/d)	94,955	88,763	98,085	89,689
(1)	Please refer to Supplemental Table 4 "Production" for disclosure by product type.

Fund Flows from Operations

Continuing Operations

	Q3 2026		Q3 2025		YTD 2026		YTD 2025
	$M	$/boe	$M	$/boe	$M	$/boe	$M	$/boe
Sales	241,167	27.61	177,462	22.51	777,833	29.05	556,095	25.89
Royalties	(23,476)	(2.69)	(10,932)	(1.39)	(70,039)	(2.62)	(45,911)	(2.14)
Transportation	(31,043)	(3.55)	(23,302)	(2.96)	(79,168)	(2.96)	(62,496)	(2.91)
Operating	(57,821)	(6.62)	(54,943)	(6.97)	(181,731)	(6.79)	(160,344)	(7.47)
General and administration (1)	(7,407)	(0.85)	(7,117)	(0.90)	(25,756)	(0.96)	(36,514)	(1.70)
Corporate income tax expense (1)	(11)	—	(2,132)	(0.27)	(795)	(0.03)	(4,892)	(0.23)
Fund flows from continuing operations	121,409	13.90	79,036	10.02	420,344	15.69	245,938	11.44
Drilling and development	(90,806)		(92,293)		(278,092)		(257,656)
Free cash flow from continuing operations	30,603		(13,257)		142,252		(11,718)
(1)	General and administration and corporate income tax include amounts from our Corporate segment. General and administration expenses previously presented within the Corporate segment have been reclassified to our Canadian segment and the prior period results have been presented to conform with current period presentation. The decrease in general and administration was primarily due to non-recurring acquisition costs in 2025. Corporate income tax expense primarily relates to income taxes on Corporate segment activities.

Discontinued Operations

	Q3 2026		Q3 2025		YTD 2026		YTD 2025
	$M	$/boe	$M	$/boe	$M	$/boe	$M	$/boe
Sales	—	—	19,349	68.62	—	—	209,816	69.77
Royalties	—	—	(4,387)	(15.56)	—	—	(40,386)	(13.43)
Transportation	—	—	(1,025)	(3.64)	—	—	(6,969)	(2.32)
Operating	—	—	(5,587)	(19.81)	—	—	(59,285)	(19.71)
General and administration	—	—	(4,608)	(16.34)	—	—	(19,814)	(6.59)
Fund flows from discontinued operations	—	—	3,742	13.27	—	—	83,362	27.72
Drilling and development	—		1,879		—		(21,609)
Free cash flow from discontinued operations	—		5,621		—		61,753

Fund flows from continuing operations increased 54% to $121.4 million in Q3 2026 and 71% to $420.3 million for the nine months ended September 30, 2026. On a per boe basis, fund flows increased to $13.90/boe and $15.72/boe, respectively, reflecting higher production volumes, stronger realized commodity prices and a lower cost structure resulting from increased scale and portfolio high-grading efforts.

Production in Canada averaged 94,955 boe/d, a decrease of 5% from the prior quarter, driven by lower activity levels through mid-2026, as well as planned maintenance. In Q3 2026, the Company drilled nine (7.9 net), completed five (5.0 net), and brought on production five (5.0 net) liquids-rich gas wells in the Deep Basin. In the Montney, Vermilion drilled one (1.0 net) and brought on production four (4.0 net) liquids-rich gas wells.

Vermilion Energy Inc. ■ Page 24 ■ 2026 Third Quarter Report

Sales

	Q3 2026		Q3 2025		YTD 2026		YTD 2025
	$M	$/boe	$M	$/boe	$M	$/boe	$M	$/boe
Canada	241,167	27.61	177,462	22.51	777,833	29.05	556,095	25.89
Discontinued operations:
Canada	—	—	7,663	73.64	—	—	146,564	72.08
United States	—	—	11,686	65.67	—	—	63,252	64.94
Total discontinued operations	—	—	19,349	68.62	—	—	209,816	69.77
Total	241,167	27.61	196,811	24.10	777,833	29.05	765,911	31.28

On a dollar basis, sales from continuing operations increased 36% and 40% for the three and nine months ended September 30, 2026 compared to the prior year comparable periods, respectively, reflecting higher production volumes from the Deep Basin acquisition, new wells brought online in the Deep Basin and Montney and stronger crude oil pricing. On a per boe basis, sales increased 23% to $27.61 in Q3 and 12% to $29.05 year to date.

Royalties

	Q3 2026		Q3 2025		YTD 2026		YTD 2025
	$M	$/boe	$M	$/boe	$M	$/boe	$M	$/boe
Canada	(23,476)	(2.69)	(10,932)	(1.39)	(70,039)	(2.62)	(45,911)	(2.14)
Discontinued operations:
Canada	—	—	(948)	(9.11)	—	—	(22,544)	(11.09)
United States	—	—	(3,439)	(19.33)	—	—	(17,842)	(18.32)
Total discontinued operations	—	—	(4,387)	(15.56)	—	—	(40,386)	(13.43)
Total	(23,476)	(2.69)	(15,319)	(1.88)	(70,039)	(2.62)	(86,297)	(3.52)
Royalty rate (% of sales)
Canada	9.7%		6.2%		9.0%		8.3%
Discontinued operations	—%		22.7%		—%		19.2%

The royalty rate as a percentage of sales in Canada increased to 9.7% from 6.2% and to 9.0% from 8.3% for the three and nine months ended September 30, 2026, respectively, reflecting the combined impact of increased production and stronger realized commodity prices on the Canadian operations' sliding-scale royalty structures. These factors also resulted in an increase in royalties on a dollar basis for both periods.

Transportation

	Q3 2026		Q3 2025		YTD 2026		YTD 2025
	$M	$/boe	$M	$/boe	$M	$/boe	$M	$/boe
Canada	(31,043)	(3.55)	(23,302)	(2.96)	(79,168)	(2.96)	(62,496)	(2.91)
Discontinued operations:
Canada	—	—	(722)	(6.94)	—	—	(6,347)	(3.12)
United States	—	—	(303)	(1.70)	—	—	(622)	(0.64)
Total discontinued operations	—	—	(1,025)	(3.64)	—	—	(6,969)	(2.32)
Total	(31,043)	(3.55)	(24,327)	(2.98)	(79,168)	(2.96)	(69,465)	(2.84)

Transportation expense on continuing operations in Canada increased 20% to $3.55 per boe for the three months ended September 30, 2026 compared to the same period in 2025 due to prior period adjustments to liquids transportation costs that are not expected to recur. For the nine months ended September 30, 2026, transportation expense per boe remained relatively unchanged compared to prior period, as the impact of the prior period adjustment to liquids transportation was offset by improved utilization of contracted natural gas transportation capacity resulting from higher Deep Basin production. These improvements demonstrate the benefits of increased scale with the Company's Canadian operations.

On a dollar basis, transportation expense on continuing operations in Canada increased 33% and 27% for the three and nine months ended September 30, 2026, respectively, compared to the prior year periods due to higher production.

Vermilion Energy Inc. ■ Page 25 ■ 2026 Third Quarter Report

Operating expense

	Q3 2026		Q3 2025		YTD 2026		YTD 2025
	$M	$/boe	$M	$/boe	$M	$/boe	$M	$/boe
Canada	(57,821)	(6.62)	(54,943)	(6.97)	(181,731)	(6.79)	(160,344)	(7.47)
Discontinued operations:
Canada	—	—	(2,503)	(24.05)	—	—	(42,694)	(21.00)
United States	—	—	(3,084)	(17.33)	—	—	(16,591)	(17.03)
Total discontinued operations	—	—	(5,587)	(19.81)	—	—	(59,285)	(19.71)
Total	(57,821)	(6.62)	(60,530)	(7.41)	(181,731)	(6.79)	(219,629)	(8.97)

Operating expenses on continuing operations in Canada decreased 5% and 9% to $6.62 per boe and $6.79 per boe for the three and nine months ended September 30, 2026, respectively, compared to the same periods in 2025. The decrease was primarily driven by increased scale and operating efficiencies within the Deep Basin and Montney, as higher production volumes allowed fixed costs to be spread over a larger production base.

On a dollar basis, continuing operating expense increased 5% and 13% for the three and nine months ended September 30, 2026, respectively, compared to the same periods in 2025 primarily due to higher production.

Vermilion Energy Inc. ■ Page 26 ■ 2026 Third Quarter Report

International

During the first quarter of 2026, Vermilion entered into an agreement for the sale of the SA-07 assets in Croatia which were subsequently sold in the third quarter of 2026. As a result of this agreement, the operating results for these assets have been presented as discontinued operations throughout this MD&A in accordance with IFRS 5 "Non-current Assets Held for Sale and Discontinued Operations". Please refer to Note 3 "Discontinued operations" of the condensed consolidated interim financial statements for the three and nine months ended September 30, 2026, for additional information.

	Q3 2026	Q3 2025	YTD 2026	YTD 2025
Production (1)
Crude oil and condensate (bbls/d)	8,822	12,248	9,561	12,047
Natural gas (mmcf/d)	81.46	108.29	91.46	106.28
Total production volume (boe/d)	22,399	30,299	24,803	29,762
Total sales volume (boe/d)	25,998	32,069	25,749	29,561
(1)	Please refer to Supplemental Table 4 "Production" for disclosure by product type.

Fund Flows from Operations

Continuing Operations

	Q3 2026		Q3 2025		YTD 2026		YTD 2025
	$M	$/boe	$M	$/boe	$M	$/boe	$M	$/boe
Sales	352,689	147.46	272,040	92.21	883,697	125.71	805,934	99.87
Royalties	(19,993)	(8.36)	(16,466)	(5.58)	(48,893)	(6.96)	(40,846)	(5.06)
Transportation	(12,459)	(5.21)	(11,550)	(3.91)	(35,874)	(5.10)	(34,209)	(4.24)
Operating	(103,123)	(43.11)	(83,472)	(28.29)	(242,423)	(34.49)	(214,748)	(26.61)
General and administration	(12,713)	(5.32)	(11,730)	(3.98)	(37,373)	(5.32)	(35,645)	(4.42)
Corporate income tax expense	(17,079)	(7.14)	(2,544)	(0.86)	(39,583)	(5.63)	(29,959)	(3.71)
PRRT	2,781	1.16	(1,663)	(0.56)	5,215	0.74	(5,436)	(0.67)
Fund flows from continuing operations	190,103	79.48	144,615	49.03	484,766	68.95	445,091	55.16
Drilling and development	(49,888)		(54,418)		(106,388)		(144,038)
Exploration and evaluation	(3,823)		(601)		(4,005)		(19,184)
Free cash flow from continuing operations	136,392		89,596		374,373		281,869

Discontinued Operations

	Q3 2026		Q3 2025		YTD 2026		YTD 2025
	$M	$/boe	$M	$/boe	$M	$/boe	$M	$/boe
Operating	(2)	—	(69)	—	(236)	—	(296)	—
General and administration	(141)	—	(180)	—	(500)	—	(593)	—
Fund flows from discontinued operations	(143)	—	(249)	—	(736)	—	(889)	—
Drilling and development	1,949		41		(1,823)		(190)
Exploration and evaluation	—		(170)		(314)		(493)
Free cash flow from discontinued operations	1,806		(378)		(2,873)		(1,572)

Fund flows from continuing operations increased 31% to $190.1 million in Q3 2026 and increased 9% to $484.8 million for the nine months ended September 30, 2026. On a per boe basis, fund flows increased 62% and 25% for the three and nine month periods, respectively, reflecting significantly stronger realized European natural gas and crude oil prices, partially offset by lower sales volumes and higher royalty and operating costs.

Production from Vermilion's International operations averaged 22,399 boe/d in Q3 2026, a decrease of 14% from the prior quarter driven by planned maintenance activity in Ireland and Germany, comprising of a 32-day turnaround in Ireland and non-operated maintenance downtime in Germany. Vermilion also advanced preliminary work to support drilling activities planned on the Bommelsen license in Germany in 2027 in addition to preparing for drilling in the Netherlands in Q4 2026, including rig mobilization.

Vermilion Energy Inc. ■ Page 27 ■ 2026 Third Quarter Report

Sales

	Q3 2026		Q3 2025		YTD 2026		YTD 2025
	$M	$/boe	$M	$/boe	$M	$/boe	$M	$/boe
Australia	47,181	165.42	53,755	109.46	79,498	132.28	105,440	113.32
France	90,442	140.72	56,583	92.97	225,945	131.58	172,126	94.01
Netherlands	47,625	149.27	24,715	79.46	116,999	118.73	95,789	94.51
Germany	95,628	139.79	50,924	86.39	218,766	121.76	149,063	95.08
Ireland	61,805	154.51	66,250	88.48	217,631	126.02	235,030	103.68
Central and Eastern Europe	10,008	164.66	19,813	98.38	24,858	122.76	48,486	105.23
International	352,689	147.46	272,040	92.21	883,697	125.71	805,934	99.87

As a result of changes in inventory levels, our sales volumes for crude oil in Australia, France, and Germany may differ from our production volumes in those business units. The following table provides the crude oil sales volumes (consisting entirely of "light crude oil and medium crude oil") for those jurisdictions.

Crude oil sales volumes (bbls/d)	Q3 2026	Q3 2025	YTD 2026	YTD 2025
Australia	3,100	5,338	2,201	3,408
France	6,986	6,615	6,290	6,707
Germany	2,309	2,038	1,991	1,698
International	12,395	13,991	10,482	11,813

International sales for the three and nine months ended September 30, 2026 increased 60% to $147.46 per boe and 26% to $125.71 per boe, respectively, compared to the prior year periods, driven by stronger crude oil and European gas pricing. On a dollar basis, sales increased 30% and 10%, respectively, due to stronger realized pricing, partially offset by lower sales volumes in Australia due to cyclone-related downtime, lower well performance at SA-10 in Central and Eastern Europe and planned turnaround activities in Ireland, which were successfully completed with production restored to capacity near the end of the quarter.

Royalties

	Q3 2026		Q3 2025		YTD 2026		YTD 2025
	$M	$/boe	$M	$/boe	$M	$/boe	$M	$/boe
France	(11,290)	(17.57)	(8,605)	(14.14)	(28,442)	(16.56)	(24,929)	(13.62)
Netherlands	—	—	—	—	(3)	—	(10)	(0.01)
Germany	(5,283)	(7.72)	(3,806)	(6.46)	(12,518)	(6.97)	(8,135)	(5.19)
Central and Eastern Europe	(3,420)	(56.27)	(4,055)	(20.13)	(7,930)	(39.16)	(7,772)	(16.87)
International	(19,993)	(8.36)	(16,466)	(5.58)	(48,893)	(6.96)	(40,846)	(5.06)
Royalty rate (% of sales)	5.7%		6.1%		5.5%		5.1%

Royalties in our International core region are primarily incurred in France, the Netherlands, Germany and Croatia, where royalties, depending on jurisdiction, include charges based on a percentage of sales and fixed per boe charges. Our production in Australia and Ireland is not subject to royalties.

The International royalty rate decreased to 5.7% of sales in Q3 2026 from 6.1% in Q3 2025 and increased to 5.5% from 5.1% for the nine months ended September 30, 2026. The increase primarily reflects higher crude oil prices in France, which are subject to sliding-scale royalty structures, together with a greater contribution from production in Germany. On a dollar basis, total royalty expense increased due to stronger realized commodity prices.

Vermilion Energy Inc. ■ Page 28 ■ 2026 Third Quarter Report

Transportation

	Q3 2026		Q3 2025		YTD 2026		YTD 2025
	$M	$/boe	$M	$/boe	$M	$/boe	$M	$/boe
France	(6,884)	(10.71)	(5,223)	(8.58)	(19,277)	(11.23)	(16,683)	(9.11)
Germany	(3,684)	(5.39)	(3,997)	(6.78)	(10,933)	(6.09)	(10,706)	(6.83)
Ireland	(1,891)	(4.73)	(2,330)	(3.11)	(5,664)	(3.28)	(6,820)	(3.01)
International	(12,459)	(5.21)	(11,550)	(3.91)	(35,874)	(5.10)	(34,209)	(4.24)

Transportation expense increased to $5.21 per boe and $5.10 per boe for the three and nine months ended September 30, 2026, respectively, primarily due to the timing of crude oil liftings and vessel costs in France, combined with fixed costs spread across lower volumes due to the planned turnaround in Ireland, partially offset by lower expense driven by infrastructure synergies gained on the German asset acquisition.

On a dollar basis, transportation expense increased for both the three and nine month periods primarily due to increased vessel costs in France, increased sales volumes in Germany and the absence of a one-time transportation credit recognized in Germany in the prior year. Production in Australia, the Netherlands and Central and Eastern Europe is not subject to transportation expense.

Operating expense

	Q3 2026		Q3 2025		YTD 2026		YTD 2025
	$M	$/boe	$M	$/boe	$M	$/boe	$M	$/boe
Australia	(44,838)	(157.20)	(30,230)	(61.56)	(82,871)	(137.89)	(55,423)	(59.56)
France	(16,544)	(25.74)	(16,251)	(26.70)	(47,011)	(27.38)	(49,385)	(26.97)
Netherlands	(9,980)	(31.28)	(8,869)	(28.51)	(28,615)	(29.04)	(26,404)	(26.05)
Germany	(17,734)	(25.92)	(14,388)	(24.41)	(44,858)	(24.97)	(40,174)	(25.62)
Ireland	(13,528)	(33.82)	(13,196)	(17.62)	(36,934)	(21.39)	(41,014)	(18.09)
Central and Eastern Europe	(499)	(8.21)	(538)	(2.67)	(2,134)	(10.54)	(2,348)	(5.10)
Discontinued operations:
Central and Eastern Europe	(2)	—	(69)	—	(236)	—	(296)	—
International	(103,125)	(43.12)	(83,541)	(28.32)	(242,659)	(34.52)	(215,044)	(26.65)

Operating expenses increased to $43.12 per boe and $34.52 per boe for the three and nine months ended September 30, 2026, respectively, primarily due to the timing of liftings and cyclone-related maintenance expenses in Australia, as well as increased maintenance activity in Ireland and the Netherlands.

On a dollar basis, operating expenses increased 23% during the three months ended September 30, 2026 primarily due to maintenance activity in Australia, combined with costs associated with the Germany acquisition. For the nine months ended September 30, 2026, operating expenses increased 13%, primarily reflecting cyclone-related maintenance costs in Australia, as well as costs associated with the Germany acquisition, partially offset by lower maintenance in Ireland in the current period.

Vermilion Energy Inc. ■ Page 29 ■ 2026 Third Quarter Report

Consolidated Financial Performance Review

Continuing Operations

	Q3 2026		Q3 2025		YTD 2026		YTD 2025
	$M	$/boe	$M	$/boe	$M	$/boe	$M	$/boe
Sales	593,856	53.37	449,502	41.49	1,661,530	49.15	1,362,029	46.10
Royalties	(43,469)	(3.91)	(27,398)	(2.53)	(118,932)	(3.52)	(86,757)	(2.94)
Transportation	(43,502)	(3.91)	(34,852)	(3.22)	(115,042)	(3.40)	(96,705)	(3.27)
Operating	(160,944)	(14.46)	(138,415)	(12.78)	(424,154)	(12.55)	(375,092)	(12.69)
General and administration (1)	(20,120)	(1.81)	(18,847)	(1.74)	(63,129)	(1.87)	(72,159)	(2.44)
Corporate income tax expense	(17,090)	(1.54)	(4,676)	(0.43)	(40,378)	(1.19)	(34,851)	(1.18)
Petroleum resource rent tax	2,781	0.25	(1,663)	(0.15)	5,215	0.15	(5,436)	(0.18)
Interest expense	(26,593)	(2.39)	(34,408)	(3.18)	(79,404)	(2.35)	(105,078)	(3.56)
Equity based compensation	(536)	(0.05)	—	—	(11,240)	(0.33)	(5,692)	(0.19)
Realized (loss) gain on derivatives	(46,865)	(4.21)	61,793	5.70	(120,227)	(3.56)	120,611	4.08
Realized foreign exchange (loss) gain	(585)	(0.05)	(882)	(0.08)	(5,362)	(0.16)	1,130	0.04
Realized other income (expense)	129	0.01	163	0.02	12,277	0.36	(14,956)	(0.51)
Fund flows from continuing operations	237,062	21.30	250,317	23.10	701,154	20.73	687,044	23.26
Equity based compensation	(4,921)		(5,937)		(4,326)		(13,154)
Unrealized (loss) gain on derivative instruments (2)	(245,187)		5,511		(356,581)		62,405
Unrealized foreign exchange gain (loss) (2)	12,178		(41,499)		(22,348)		(71,491)
Accretion	(14,530)		(18,901)		(52,760)		(52,402)
Depletion and depreciation	(148,724)		(174,030)		(478,659)		(488,070)
Deferred tax recovery (expense)	115,317		(20,312)		159,292		(48,824)
Gain on acquisition	16,221		—		16,221		—
Unrealized other (expense) income (2)	(2,915)		299		(4,099)		(1,414)
Net (loss) earnings from continuing operations	(35,499)		(4,552)		(42,106)		74,094
(1)	General and administration expenses previously presented within the Corporate segment have been reclassified to our Canadian segment. The prior period results have been presented to conform with current period presentation.
(2)	Unrealized (loss) gain on derivative instruments, Unrealized foreign exchange gain (loss), and Unrealized other (expense) income are line items from the respective Consolidated Statements of Cash Flows.
Vermilion Energy Inc. ■ Page 30 ■ 2026 Third Quarter Report

Discontinued Operations

	Q3 2026		Q3 2025		YTD 2026		YTD 2025
	$M	$/boe	$M	$/boe	$M	$/boe	$M	$/boe
Sales	-	-	19,349	68.62	-	-	209,816	69.77
Royalties	-	-	(4,387)	(15.56)	-	-	(40,386)	(13.43)
Transportation	-	-	(1,025)	(3.64)	-	-	(6,969)	(2.32)
Operating	(2)	-	(5,656)	(20.06)	(236)	-	(59,581)	(19.81)
General and administration	(141)	-	(4,788)	(16.98)	(500)	-	(20,407)	(6.79)
Fund flows from discontinued operations	(143)	-	3,493	12.38	(736)	-	82,473	27.42
Unrealized gain on derivative instruments (1)	-		11,047		-		-
Unrealized foreign exchange gain (loss) (1)	-		328		7		(129)
Accretion	-		(9)		-		(4,260)
Depletion and depreciation	1,190		(3)		(3,947)		(46,518)
Deferred tax recovery (expense)	(188)		(3,761)		842		54,764
Impairment expense	-		-		-		(372,386)
Net earnings (loss) from discontinued operations	859		7,109		(3,834)		(290,042)

Fund flows from operations	236,919	21.29	253,810	22.82	700,418	20.72	769,517	23.63

Net (loss) earnings	(34,640)		2,557		(45,940)		(215,948)
(1)	Unrealized gain on derivative instruments and Unrealized foreign exchange gain (loss) are line items from the respective Consolidated Statements of Cash Flows.

Vermilion Energy Inc. ■ Page 31 ■ 2026 Third Quarter Report

Consolidated Financial Performance Review

Fluctuations in fund flows from operations may occur as a result of changes in production levels, commodity prices, and costs to produce petroleum and natural gas. In addition, fund flows from operations may be affected by the timing of crude oil shipments in Australia and France. When crude oil inventory is built up, the related operating expense, royalties, and depletion expense are deferred and carried as inventory on the consolidated balance sheet. When the crude oil inventory is subsequently drawn down, the related expenses are recognized within profit or loss.

General and administration

•	For the three and nine months ended September 30, 2026, total general and administration expense decreased compared to the same periods in the prior year primarily due to transaction costs related to the 2025 acquisition and disposition activity combined with the impact of 2025 restructuring activities.

Equity based compensation

•	Equity based compensation included within fund flows from operations primarily relates to cash settlements of withholding taxes on long-term incentive awards granted to directors, officers, and employees under security-based arrangements. These obligations were previously settled through the issuance and sale of treasury shares. Cash-settled equity based compensation increased for the three months ended September 30, 2026 compared with the prior-year period, due to additional DSU redemptions during the quarter. For the nine months ended September 30, 2026, cash-settled equity based compensation increased compared with the prior-year period, primarily due to a higher share price on LTIP awards settled in cash and a greater number of LTIP awards vesting.

PRRT and corporate income taxes

•	PRRT for the three and nine months ended September 30, 2026 decreased compared to the same periods in the prior year due to recoveries of prior year PRRT tax expense from the application of 2026 PRRT tax losses.
•	Corporate income taxes for the three and nine months ended September 30, 2026 increased compared to the same periods in the prior year mainly due to higher revenues in the International segments partially offset with lower Corporate segment taxes due to reduced Pillar 2 global minimum tax estimates.

Interest expense

•	Interest expense for the three and nine months ended September 30, 2026 decreased compared with the prior-year periods, primarily due to lower debt levels following repayment of the $450 million term loan drawn and repaid in 2025 and a lower average revolving credit facility balance in 2026. Repurchases of the 2030 and 2033 senior unsecured notes also reduced interest expense.

Realized gain or loss on derivatives

•	For the three and nine months ended September 30, 2026, we recorded realized losses on our crude oil and European natural gas hedges due to higher commodity pricing compared to the strike prices, partially offset by realized gains on our North American natural gas hedges due to lower commodity pricing compared to the strike prices.
•	A listing of derivative positions as at September 30, 2026 is included in “Supplemental Table 2” of this MD&A.
Vermilion Energy Inc. ■ Page 32 ■ 2026 Third Quarter Report

Realized other income or expense

•	Realized other income for the three months ended September 30, 2026 remained relatively flat compared to the prior year. For the nine months ended September 30, 2026, realized other income primarily related to insurance claim recoveries in Australia and a US$3.5 million contingent payment recognized on the US disposition after the applicable conditions were met on June 30, 2026. In the comparative period, realized other expense primarily related to a provision for work commitments.

Net (loss) earnings

Fluctuations in net (loss) earnings from period-to-period are caused by changes in both cash and non-cash based income and charges. Cash based items are reflected in fund flows from operations. Non-cash items include: equity based compensation expense, unrealized gains and losses on derivative instruments, unrealized foreign exchange gains and losses, accretion, depletion and depreciation expense, and deferred taxes. In addition, non-cash items may also include gains or losses resulting from acquisition or disposition activity or charges resulting from impairment or impairment reversals.

Vermilion Energy Inc. ■ Page 33 ■ 2026 Third Quarter Report

Equity based compensation

Equity based compensation expense included within net (loss) earnings and excluded from fund flows from operations represents non-cash compensation expense on long-term incentives granted to directors, officers, and employees under security-based arrangements. Expense for the three months ended September 30, 2026 decreased compared with the prior-year period, reflecting expense recognized on current-year LTIP awards. For the nine months ended September 30, 2026, expense decreased compared with the prior-year period, primarily because the prior-year period included a recovery from the cash settlement of awards previously classified as share-settled, partially offset by the lower value of LTIP awards outstanding in the current year.

Unrealized gain or loss on derivative instruments

Unrealized gain or loss on derivative instruments arises as a result of changes in forecasts for future prices and rates. As Vermilion uses derivative instruments to manage the commodity price exposure of our future crude oil and natural gas production, we will normally recognize unrealized gains on derivative instruments when future commodity price forecasts decline and vice-versa. As derivative instruments are settled, the unrealized gain or loss previously recognized is reversed, and the settlement results in a realized gain or loss on derivative instruments.

Cross currency interest rate swaps and foreign exchange swaps may be entered into to manage foreign exchange and interest rate exposures on USD denominated debt. Unrealized gains and losses on these instruments are partially offset by the unrealized foreign exchange losses and gains on the underlying debt.

For the three months ended September 30, 2026, we recognized a net unrealized loss on derivative instruments of $245.2 million. This primarily consists of unrealized losses of $164.7 million on our European natural gas commodity derivative instruments, $72.5 million on our crude oil and liquids commodity derivative instruments, and $16.7 million on our North American gas commodity derivative instruments, partially offset by unrealized gains of $9.2 million on our equity swaps.

For the nine months ended September 30, 2026, we recognized a net unrealized loss on derivative instruments of $356.6 million. This primarily consists of unrealized losses of $276.4 million on our European natural gas commodity derivative instruments, $120.2 million on our crude oil and liquids commodity derivative instruments, partially offset by unrealized gains of $20.7 million on our equity swaps, $12.6 million on our North America gas commodity derivative instruments and $8.6 million on our Cross Currency Interest Rate Swaps.

Unrealized foreign exchange gains or losses

As a result of Vermilion’s international operations, Vermilion has monetary assets and liabilities denominated in currencies other than the Canadian dollar. These monetary assets and liabilities include cash, receivables, payables, long-term debt, derivative instruments and intercompany loans. Unrealized foreign exchange gains and losses result from translating these monetary assets and liabilities from their underlying currency to the Canadian dollar.

In 2026, unrealized foreign exchange gains and losses primarily resulted from:

•	The translation of Euro and US dollar denominated intercompany loans to and from our international subsidiaries to Vermilion Energy Inc. An appreciation in the Euro and/or the US dollar against the Canadian dollar will result in an unrealized foreign exchange loss (and vice-versa). Under IFRS Accounting Standards, the offsetting foreign exchange loss or gain is recorded as a currency translation adjustment within other comprehensive income. As a result, consolidated comprehensive income reflects the offsetting of these translation adjustments while net (loss) earnings reflects only the parent company's side of the translation.
•	The translation of our USD denominated 2030 senior unsecured notes and USD denominated 2033 senior unsecured notes.
•	The translation of USD borrowings on our revolving credit facility. The unrealized foreign exchange gains or losses on these borrowings are offset by unrealized derivative gains or losses on associated USD-to-CAD cross currency interest rate swaps.

For the three months ended September 30, 2026, we recognized a net unrealized foreign exchange gain of $12.2 million, primarily driven by the effects of the Euro weakening 0.8% against the Canadian dollar on our Euro denominated intercompany loans combined with the effects of the US dollar weakening 0.2% against the Canadian dollar on our US denominated debt.

For the nine months ended September 30, 2026, we recognized a net unrealized foreign exchange loss of $22.3 million, primarily driven by the effects of the US dollar strengthening 3.5% against the Canadian dollar on our US denominated debt, partially offset by the impact on our US dollar denominated intercompany loans.

Accretion

Accretion expense is recognized to update the present value of asset retirement obligations. For the three months ended September 30, 2026, accretion expense decreased primarily due to lower asset retirement obligations driven by changes in estimates related to the Germany acquisition.

Vermilion Energy Inc. ■ Page 34 ■ 2026 Third Quarter Report

For the nine months ended September 30, 2026, accretion expense decreased primarily due to lower asset retirement obligations driven by changes in estimates related to the Germany acquisition combined with dispositions in the prior year, partially offset by the impact of the Euro and Australian dollar strengthening against the Canadian dollar.

Depletion and depreciation

Depletion and depreciation expense is recognized to allocate the cost of capital assets over the useful life of the respective assets. Depletion and depreciation expense per unit of production is determined for each depletion unit (which are groups of assets within a specific production area that have similar economic lives) by dividing the sum of the net book value of capital assets and future development costs by total proved plus probable reserves.

Fluctuations in depletion and depreciation expense are primarily the result of changes in produced crude oil and natural gas volumes, and changes in depletion and depreciation per unit. Fluctuations in depletion and depreciation per unit are the result of changes in reserves, depletable base (net book value of capital assets and future development costs), and relative production mix.

Depletion and depreciation expense per boe was $13.26 and $14.28 for the three and nine months ended September 30, 2026, respectively, compared with $15.66 and $16.42 in the prior-year periods. The decreases primarily reflect lower depletable bases following increased reserves in British Columbia and changes in the asset portfolio arising from 2025 and 2026 acquisition and disposition activity. In particular, the dispositions of the higher-depletion-rate U.S. and Saskatchewan assets and the acquisitions of the lower-depletion-rate Westbrick and German assets reduced depletion rates in the Alberta and Germany cash generating units. In addition, impairments recognized at the end of 2025 in Australia, Ireland, and France reduce the carrying value of these cash generating units.

Deferred tax

Deferred tax assets arise when the tax basis of an asset exceeds its accounting basis (known as a deductible temporary difference). Conversely, deferred tax liabilities arise when the tax basis of an asset is less than its accounting basis (known as a taxable temporary difference). Deferred tax assets are recognized only to the extent that it is probable that there are future taxable profits against which the deductible temporary difference can be utilized. Deferred tax assets and liabilities are measured at the enacted or substantively enacted tax rate that is expected to apply when the asset is realized, or the liability is settled.

As such, fluctuations in deferred tax expenses and recoveries primarily arise as a result of: changes in the accounting basis of an asset or liability without a corresponding tax basis change (e.g. when derivative assets and liabilities are marked-to-market or when accounting depletion differs from tax depletion), changes in available tax losses (e.g. if they are utilized to offset taxable income), changes in estimated future taxable profits resulting in a derecognition or recognition of deferred tax assets, and changes in enacted or substantively enacted tax rates.

The Company recorded deferred tax recovery of $115.3 million and $159.3 million on continuing operations for the three and nine months ended September 30, 2026 compared to deferred tax expense of $20.3 million and $48.8 million for the same periods in the prior year. The deferred tax recovery in the current year and quarter were driven by the recognition of deferred tax assets in Ireland and Canada and unrealized derivative losses on increased commodity pricing.

For the three and nine months ended September 30, 2026, the Company recorded deferred tax expense of $0.2 million and recovery of $0.8 million, respectively, on discontinued operations compared to deferred tax expense of $3.8 million and recovery of $54.8 million for the same periods in the prior year. The deferred tax recovery in the nine month comparative period was driven by the impairment recorded in Canada attributable to the sale of Saskatchewan assets.

Financial Position Review

Balance sheet strategy

We regularly review whether our forecast of fund flows from operations is sufficient to finance planned capital expenditures, dividends, share buybacks, and abandonment and reclamation expenditures. To the extent that fund flows from operations forecasts are not expected to be sufficient to fulfill such expenditures, we will evaluate our ability to finance any shortfall by reducing some or all categories of expenditures, with issuances of equity, and/or with debt (including borrowing using the unutilized capacity of our existing revolving credit facility). We have a long-term goal of maintaining a ratio of net debt to four quarter trailing fund flows from operations of approximately 1.0.

As at September 30, 2026, we have a ratio of net debt to four quarter trailing fund flows from operations of 1.2.

Vermilion Energy Inc. ■ Page 35 ■ 2026 Third Quarter Report

Net debt

Net debt is reconciled to long-term debt, as follows:

	As at
($M)	Sep 30, 2026	Dec 31, 2025
Long-term debt	1,181,468	1,243,397
Adjusted working capital (deficit) (1)	(12,784)	96,091
Unrealized FX on swapped USD borrowings (2)	(3,297)	2,902
Net debt	1,165,387	1,342,390

Ratio of net debt to four quarter trailing fund flows from operations (3)	1.2	1.4
(1)	Adjusted working capital is a non-GAAP financial measure that is not standardized under IFRS Accounting Standards and may not be comparable to similar measures disclosed by other issuers. It is defined as current assets less current liabilities, excluding current derivatives, current asset retirement obligations and current lease liabilities. The measure is used to calculate net debt, a capital measure disclosed above. Reconciliation to the primary financial statement measures can be found in the “Non-GAAP and Other Specified Financial Measures” section of this document.
(2)	Vermilion may enter into cross currency interest rate swaps to hedge the foreign exchange movements on USD borrowings on our revolving credit facility. Unrealized FX on swapped USD borrowings relates to the unrealized gains and losses on our cross currency interest swaps. At September 30, 2026, there was $152.8 million of swapped USD borrowings on our revolving credit facility. (December 31, 2025 - $196.7 million).
(3)	Subsequent to February 26, 2025, net debt to four quarter trailing fund flows from operations is calculated inclusive of Westbrick Energy's pre-acquisition four quarter trailing fund flows from operations, as if the acquisition of Westbrick Energy occurred at the beginning of the four quarter trailing period, and exclusive of the four quarter trailing fund flows from discontinued operations to reflect the Company’s ability to repay debt on a pro forma basis.

As at September 30, 2026, net debt decreased to $1.17 billion (December 31, 2025 - $1.34 billion) primarily due to strong cash flow generation and the proceeds from the disposition of the SA-07 assets in Croatia. The decrease was partially offset by the US dollar strengthening against the Canadian dollar on our US dollar denominated notes.

The ratio of net debt to four quarter trailing fund flows from operations decreased to 1.2 as at September 30, 2026 (December 31, 2025 - 1.4), primarily due to lower net debt driven by strong free cash flow and proceeds from the disposition of the SA-07 assets in Croatia.

Long-term debt

The balances recognized on our balance sheet are as follows:

	As at
	Sep 30, 2026	Dec 31, 2025
Revolving credit facility	182,736	222,724
2030 senior unsecured notes	478,267	504,962
2033 senior unsecured notes	520,465	515,711
Long-term debt	1,181,468	1,243,397

Revolving credit facility

As at September 30, 2026, Vermilion had in place a bank revolving credit facility maturing May 30, 2030 with terms and outstanding positions as follows:

	As at
($M)	Sep 30, 2026	Dec 31, 2025
Total facility amount	1,350,000	1,350,000
Amount drawn	(182,736)	(222,724)
Letters of credit outstanding	(41,224)	(49,263)
Unutilized capacity	1,126,040	1,078,013

The facility is secured by various fixed and floating charges against the subsidiaries of Vermilion. As at September 30, 2026, $182.7 million of the revolving credit facility was drawn (December 31, 2025 - $222.7 million).

Vermilion Energy Inc. ■ Page 36 ■ 2026 Third Quarter Report

On April 24, 2026, the maturity date of the revolving credit facility was extended to May 30, 2030 (previously May 25, 2029) with no other changes to the existing terms and conditions.

As at September 30, 2026, the revolving credit facility was subject to the following financial covenants:

		As at
Financial covenant	Limit	Sep 30, 2026	Dec 31, 2025
Consolidated total debt to consolidated EBITDA	Less than 4.0	1.12	1.14
Consolidated total senior debt to consolidated EBITDA	Less than 3.5	0.17	0.21
Consolidated EBITDA to consolidated interest expense	Greater than 2.5	10.21	8.44

Our financial covenants include financial measures defined within our revolving credit facility agreement that are not defined under IFRS Accounting Standards. These financial measures are defined by our revolving credit facility agreement as follows:

•	Consolidated total debt: Includes all amounts classified as “Long-term debt”, “Current portion of long-term debt”, and “Lease obligations” (including the current portion included within "Accounts payable and accrued liabilities" but excluding operating leases as defined under IAS 17) on our consolidated balance sheet.
•	Consolidated total senior debt: Consolidated total debt excluding unsecured and subordinated debt.
•	Consolidated EBITDA: Consolidated net (loss) earnings before interest, income taxes, depreciation, accretion and certain other non-cash items, adjusted for the impact of the acquisition of a material subsidiary.
•	Total interest expense: Includes all amounts classified as "Interest expense", but excludes interest on operating leases as defined under IAS 17.

As at September 30, 2026 and December 31, 2025, Vermilion was in compliance with the above covenants.

2030 senior unsecured notes

On April 26, 2022, Vermilion closed a private offering of US $400.0 million of senior unsecured notes, priced at 99.241% of par. The notes bear interest at a rate of 6.875% per annum, to be paid semi-annually on May 1 and November 1. The notes mature on May 1, 2030. As direct senior unsecured obligations of Vermilion, the notes rank equally with existing and future senior unsecured indebtedness of the Company.

The senior unsecured notes were recognized at amortized cost and include the transaction costs directly related to the issuance.

On or after May 1, 2025, Vermilion may redeem some or all of the senior unsecured notes at the redemption prices set forth below, together with accrued and unpaid interest.

Year	Redemption price
2025	103.438%
2026	102.292%
2027	101.146%
2028 and thereafter	100.000%

2033 senior unsecured notes

On February 11, 2025 Vermilion closed a private offering of US $400.0 million of senior unsecured notes at par. The notes bear interest at a rate of 7.250% per annum, to be paid semi-annually on February 15 and August 15. The notes mature on February 15, 2033. As direct senior unsecured obligations of Vermilion, the notes rank equally with existing and future senior unsecured indebtedness of the Company.

The senior unsecured notes were recognized at amortized cost and include the transaction costs directly related to the issuance.

Vermilion may, at its option, redeem the notes prior to maturity as follows:

•	Prior to February 15, 2028, Vermilion may redeem up to 40% of the original principal amount of the notes with an amount of cash not greater than the net cash proceeds of certain equity offerings at a redemption price of 107.250% of the principal amount of the notes, together with accrued and unpaid interest.
•	Prior to February 15, 2028, Vermilion may also redeem some or all of the notes at a price equal to 100% of the principal amount of the notes, plus a “make-whole premium,” together with applicable premium, accrued and unpaid interest.
•	On or after February 15, 2028, Vermilion may redeem some or all of the senior unsecured notes at the redemption prices set forth below, together with accrued and unpaid interest.
Vermilion Energy Inc. ■ Page 37 ■ 2026 Third Quarter Report

Year	Redemption price
2028	103.625%
2029	101.813%
2030 and thereafter	100.000%

2025 senior unsecured notes

On March 13, 2017, Vermilion issued US $300.0 million of senior unsecured notes at par. The notes bore interest at a rate of 5.625% per annum paid semi-annually on March 15 and September 15. The notes matured on March 15, 2025 and the balance was repaid in full.

Term loan

Concurrent with the completion of the Westbrick acquisition on February 26, 2025, Vermilion's credit facility agreement was amended to incorporate a new $450.0 million term loan (the “Term Loan”) which was immediately drawn. The Term Loan balance was repaid in full in 2025.

Shareholders' capital

The following table outlines our dividend payment history:

Date	Frequency	Dividend per unit or share
April 2022 to July 2022	Quarterly	$0.060
August 2022 to March 2023	Quarterly	$0.080
April 2023 to March 2024	Quarterly	$0.100
April 2024 to March 2025	Quarterly	$0.120
April 2025 to March 2026	Quarterly	$0.130
April 2026 onwards	Quarterly	$0.135

The following table reconciles the change in shareholders’ capital:

Shareholders’ Capital	Shares ('000s)	Amount ($M)
Balance at January 1	152,950	3,871,914
Vesting of equity based awards	598	9,346
Share-settled dividends on vested equity based awards	121	2,317
Repurchase of shares (1)	(1,847)	(47,242)
Balance at September 30	151,822	3,836,335
(1)	Share capital is reduced on the repurchase of shares at the weighted-average carrying value.

As at September 30, 2026, there were approximately 4.9 million equity based compensation awards outstanding. As at November 3, 2026, there were approximately 151.4 million common shares issued and outstanding.

On July 8, 2026, the Toronto Stock Exchange approved the Company's notice of intention to renew its normal course issuer bid ("the NCIB"). The NCIB renewal allows Vermilion to purchase up to 15,157,179 common shares (representing approximately 10% of outstanding common shares) beginning July 12, 2026 and ending July 11, 2027. Common shares purchased under the NCIB will be cancelled.

In the three months ended September 30, 2026, Vermilion purchased 1.2 million common shares under the NCIB for total consideration of $19.7 million. In the nine months ended September 30, 2026 Vermilion purchased 1.8 million shares under the NCIB for total consideration of $29.8 million. The common shares purchased under the NCIB were cancelled.

Subsequent to September 30, 2026, Vermilion purchased and cancelled 0.5 million shares under the NCIB for total consideration of $8.2 million.

Vermilion Energy Inc. ■ Page 38 ■ 2026 Third Quarter Report

Asset Retirement Obligations

The present value of the obligation is calculated using a credit-adjusted risk-free rate, calculated using a credit spread added to risk-free rates based on long-term, risk-free government bonds. Vermilion's credit spread is determined using the Company's expected cost of borrowing at the end of the reporting period.

As at September 30, 2026, asset retirement obligations were $1.2 billion compared to $1.0 billion as at December 31, 2025. The increase in asset retirement obligations is primarily attributable to changes in rates combined with obligations recognized in the Germany acquisition. The credit spread decreased to 2.6% at September 30, 2026 compared to 4.4% at December 31, 2025, primarily due to a lower expected cost of borrowing, partially offset by higher bond yields.

The risk-free rates and credit spread used as inputs to discount the obligations were as follows:

	Sep 30, 2026	Dec 31, 2025	Change
Credit spread added to below noted risk-free rates	2.6%	4.4%	(1.8)%
Country specific risk-free rate
Canada	4.3%	3.9%	0.4%
France	5.0%	4.5%	0.5%
Netherlands	4.1%	3.2%	0.9%
Germany	4.0%	3.4%	0.6%
Ireland	3.8%	3.2%	0.6%
Australia	5.5%	4.9%	0.6%
Central and Eastern Europe	4.9%	4.8%	0.1%

Current cost estimates are inflated to the estimated time of abandonment using inflation rates of between 1.4% and 3.5% (as at December 31, 2025 - between 1.4% and 3.5%).

Risks and Uncertainties

Vermilion is exposed to various market and operational risks. For a discussion of these risks, please see Vermilion's MD&A and Annual Information Form, each for the year ended December 31, 2025 available on SEDAR+ at www.sedarplus.ca or on Vermilion’s website at www.vermilionenergy.com.

Critical Accounting Estimates

The preparation of consolidated financial statements in accordance with IFRS Accounting Standards requires management to make estimates, judgments and assumptions that affect reported assets, liabilities, revenues and expenses, gains and losses, and disclosures of any possible contingencies. These estimates and assumptions are developed based on the best available information which management believed to be reasonable at the time such estimates and assumptions were made. As such, these assumptions are uncertain at the time estimates are made and could change, resulting in a material impact on Vermilion’s consolidated financial statements. Estimates are reviewed by management on an ongoing basis and as a result may change from period to period due to the availability of new information or changes in circumstances. Additionally, as a result of the unique circumstances of each jurisdiction that Vermilion operates in, the critical accounting estimates may affect one or more jurisdictions. There have been no material changes to our critical accounting estimates used in applying accounting policies for the nine months ended September 30, 2026. Further information, including a discussion of critical accounting estimates, can be found in the notes to the Consolidated Financial Statements and annual MD&A for the year ended December 31, 2025, available on SEDAR+ at www.sedarplus.ca or on Vermilion’s website at www.vermilionenergy.com.

Off Balance Sheet Arrangements

We have not entered into any guarantee or off balance sheet arrangements that would materially impact our financial position or results of operations.

Vermilion Energy Inc. ■ Page 39 ■ 2026 Third Quarter Report

Internal Control Over Financial Reporting

There has been no change in Vermilion’s internal control over financial reporting ("ICFR") during the period covered by this MD&A that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Recently Adopted Accounting Pronouncements

Amendments to IFRS 9 - Financial Instruments and IFRS 7 Financial Instruments: Disclosure

On January 1, 2026, Vermilion adopted the amendments to IFRS 9 - Financial Instruments and IFRS 7 Financial Instruments: Disclosure, as issued by the International Accounting Standards Board ("IASB") that contained guidance related to settling financial liabilities using an electronic payment system and assessing contractual cash flow characteristics of financial assets. There was no impact to Vermilion's financial statements.

Vermilion did not adopt any new accounting pronouncements as at September 30, 2026 that would have a material impact on these Condensed consolidated interim financial statements.

Regulatory Pronouncements Not Yet Adopted

Issuance of IFRS Sustainability Standards - IFRS S1 "General Requirements for Disclosure of Sustainability-related Financial Information" and IFRS S2 "Climate-related Disclosures" and European Corporate Sustainability Reporting Directive (CSRD)

In June 2023, the International Sustainability Standards Board (ISSB) issued its inaugural standards - IFRS S1 and IFRS S2, and continues to advance its sustainability disclosure agenda, including work related to nature-related disclosure. In March 2026, the European Corporate Sustainability Reporting Directive's Omnibus 1 entered into force.

The Canadian Sustainability Standards Board has issued a Canada-specific version of IFRS S1 and S2 as Canadian Sustainability Disclosure Standards 1 and 2. While Canadian securities regulators have not mandated these standards, they have referenced them as a useful voluntary disclosure framework for sustainability and climate-related disclosure, and noted that securities legislation already requires issuers to disclose material climate-related risks. Australia has adopted AASB S2 climate-related disclosures based on IFRS S2 as part of its mandatory climate-related reporting framework. Mandatory reporting for Vermilion commenced in 2025, with the first reporting in 2026. Under the revised CSRD requirements, Vermilion may be required to report as a non-EU parent if it meets the applicable scope thresholds. While the legislative amendments have entered into force, certain implementation requirements, including reporting standards applicable to non-EU companies, remain under development. Based on currently available guidance, Vermilion's reporting date is currently projected as 2029 for the 2028 fiscal year. Vermilion is continuing to review the impact of the standards on its financial reporting.

IFRS 18 “Presentation and Disclosure in Financial Statements issued”

In April 2024, the IASB issued the new accounting standard, IFRS 18 'Presentation and Disclosure in Financial Statements'. IFRS 18 will replace IAS 1 'Presentation of Financial Statements' and provides a defined structure to the statement of net (loss) earnings and comprehensive income and related disclosure requirements. Key changes include a new operating profit subtotal and require income and expenses to be classified into operating, investing, and financing categories, based on the entity’s main business activities. The new standard is effective for annual reporting periods beginning on or after January 1, 2027 and is required to be adopted retrospectively. Preparations for the standard's adoption are underway, as Vermilion is currently reviewing income and expense classifications, management-defined performance measures, and contractual arrangements to assess the impact the standard will have on the consolidated financial statements. Vermilion has implemented adjustments to its accounting system and draft financial statements are being prepared, including retrospective disclosures for the comparative period.

Disclosure Controls and Procedures

Our officers have established and maintained disclosure controls and procedures and evaluated the effectiveness of these controls in conjunction with our filings. As of September 30, 2026, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures. Based on this evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded and certified that our disclosure controls and procedures are effective.

Vermilion Energy Inc. ■ Page 40 ■ 2026 Third Quarter Report

Supplemental Table 1: Operating Netbacks

The following table includes financial statement information on a per unit basis by business unit. Liquids includes crude oil, condensate, and NGLs. Natural gas sales volumes have been converted on a basis of six thousand cubic feet of natural gas to one barrel of oil equivalent.

	Q3 2026			YTD 2026			Q3 2025	YTD 2025
	Liquids	Natural Gas	Total	Liquids	Natural Gas	Total	Total	Total
	$/bbl	$/mcf	$/boe	$/bbl	$/mcf	$/boe	$/boe	$/boe
Continuing Operations
Canada
Sales	74.27	1.83	27.61	73.68	2.19	29.05	22.51	25.89
Royalties	(9.02)	(0.07)	(2.69)	(8.41)	(0.09)	(2.62)	(1.39)	(2.14)
Transportation	(8.75)	(0.28)	(3.55)	(6.27)	—	(2.96)	(2.96)	(2.91)
Operating	(17.87)	(0.43)	(6.62)	(17.31)	(0.51)	(6.79)	(6.97)	(7.47)
Operating netback	38.63	1.05	14.75	41.69	1.59	16.68	11.19	13.37
General and administration (1)			(0.85)			(0.96)	(0.90)	(1.70)
Corporate income taxes ($/boe)			—			(0.03)	(0.27)	(0.23)
Fund flows from operations ($/boe)			13.90			15.70	10.02	11.44

France
Sales	140.72	—	140.72	131.58	—	131.58	92.97	94.01
Royalties	(17.57)	—	(17.57)	(16.56)	—	(16.56)	(14.14)	(13.62)
Transportation	(10.71)	—	(10.71)	(11.23)	—	(11.23)	(8.58)	(9.11)
Operating	(25.74)	—	(25.74)	(27.38)	—	(27.38)	(26.70)	(26.97)
Operating netback	86.70	—	86.70	76.41	—	76.41	43.55	44.31
General and administration			(6.23)			(7.18)	(6.00)	(5.55)
Current income taxes			(6.77)			(3.39)	0.64	0.17
Fund flows from operations ($/boe)			73.70			65.84	38.19	38.93

Netherlands
Sales	165.75	24.85	149.27	149.27	19.75	118.73	79.46	94.51
Royalties	—	—	—	—	—	—	—	(0.01)
Operating	(34.25)	(5.21)	(31.28)	(41.81)	(4.83)	(29.04)	(28.51)	(26.05)
Operating netback	131.50	19.64	117.99	107.46	14.92	89.69	50.95	68.45
General and administration			(2.57)			(3.00)	(1.82)	(3.37)
Current income taxes			(16.14)			(16.40)	(0.50)	(13.80)
Fund flows from operations ($/boe)			99.28			70.29	48.63	51.28

Germany
Sales	126.11	24.33	139.79	124.91	20.07	121.76	86.39	95.08
Royalties	(3.78)	(1.58)	(7.72)	(3.08)	(1.44)	(6.97)	(6.46)	(5.19)
Transportation	(5.14)	(0.92)	(5.39)	(8.14)	(0.87)	(6.09)	(6.78)	(6.83)
Operating	(23.38)	(4.51)	(25.92)	(25.58)	(4.12)	(24.97)	(24.41)	(25.62)
Operating netback	93.81	17.32	100.76	88.11	13.64	83.73	48.74	57.44
General and administration			(4.55)			(5.76)	(5.37)	(6.35)
Current income taxes			(12.91)			(10.17)	(0.25)	(6.64)
Fund flows from operations ($/boe)			83.30			67.80	43.12	44.45

Ireland
Sales	—	25.75	154.51	—	21.00	126.02	88.48	103.68
Transportation	—	(0.79)	(4.73)	—	(0.55)	(3.28)	(3.11)	(3.01)
Operating	—	(5.64)	(33.82)	—	(3.56)	(21.39)	(17.62)	(18.09)
Operating netback	—	19.32	115.96	—	16.89	101.35	67.75	82.58
General and administration			(5.93)			(2.56)	(2.14)	(2.01)
Current income taxes			3.78			0.68	(0.24)	(0.30)
Fund flows from operations ($/boe)			113.81			99.47	65.37	80.27

Vermilion Energy Inc. ■ Page 41 ■ 2026 Third Quarter Report

	Q3 2026			YTD 2026			Q3 2025	YTD 2025
	Liquids	Natural Gas	Total	Liquids	Natural Gas	Total	Total	Total
	$/bbl	$/mcf	$/boe	$/bbl	$/mcf	$/boe	$/boe	$/boe
Australia
Sales	165.42	—	165.42	132.28	—	132.28	109.46	113.32
Operating	(157.20)	—	(157.20)	(137.89)	—	(137.89)	(61.56)	(59.56)
PRRT (2)	9.75	—	9.75	8.68	—	8.68	(3.39)	(5.84)
Operating netback	17.97	—	17.97	3.07	—	3.07	44.51	47.92
General and administration			(5.64)			(7.31)	(3.23)	(4.78)
Current income taxes			(0.92)			(0.86)	(0.47)	(0.85)
Fund flows from operations ($/boe)			11.41			(5.10)	40.81	42.29

Central and Eastern Europe
Sales	11.04	27.25	164.66	(253.01)	20.43	122.76	98.38	105.23
Royalties	—	(9.31)	(56.27)	—	(6.52)	(39.16)	(20.13)	(16.87)
Operating	—	(1.36)	(8.21)	—	(1.76)	(10.54)	(2.67)	(5.10)
Operating netback	11.04	16.58	100.18	(253.01)	12.15	73.06	75.58	83.26
General and administration			(13.05)			(14.41)	(5.72)	(6.76)
Current income taxes			—			—	(11.05)	(9.59)
Fund flows from operations ($/boe)			87.13			58.65	58.81	66.91

Discontinued Operations
United States
Sales	—	—	—	—	—	—	65.67	64.94
Royalties	—	—	—	—	—	—	(19.33)	(18.32)
Transportation	—	—	—	—	—	—	(1.70)	(0.64)
Operating	—	—	—	—	—	—	(17.33)	(17.03)
Operating netback	—	—	—	—	—	—	27.31	28.95
General and administration			—			—	(9.04)	(5.95)
Fund flows from operations ($/boe)			—			—	18.27	23.00

Canada - Saskatchewan
Sales	—	—	—	—	—	—	73.64	72.08
Royalties	—	—	—	—	—	—	(9.11)	(11.09)
Transportation	—	—	—	—	—	—	(6.94)	(3.12)
Operating	—	—	—	—	—	—	(24.05)	(21.00)
Operating netback	—	—	—	—	—	—	33.54	36.87
General and administration			—			—	(28.83)	(6.89)
Fund flows from operations ($/boe)			—			—	4.71	29.98

Total Company
Sales	97.52	5.60	53.37	90.16	5.36	49.15	42.18	48.28
Realized hedging (loss) gain	(8.14)	(0.41)	(4.21)	(10.51)	(0.11)	(3.56)	5.56	3.70
Royalties	(9.54)	(0.23)	(3.91)	(9.01)	(0.21)	(3.52)	(2.86)	(3.91)
Transportation	(8.31)	(0.32)	(3.91)	(6.96)	(0.32)	(3.40)	(3.23)	(3.18)
Operating	(26.20)	(1.54)	(14.46)	(23.14)	(1.36)	(12.55)	(12.96)	(13.35)
PRRT (2)	0.81	—	0.25	0.53	—	0.15	(0.15)	(0.17)
Operating netback	46.14	3.10	27.13	41.07	3.36	26.27	28.54	31.37
General and administration			(1.82)			(1.88)	(2.13)	(2.84)
Interest expense			(2.39)			(2.35)	(3.10)	(3.23)
Equity based compensation			(0.05)			(0.33)	—	(0.17)
Realized foreign exchange (loss) gain			(0.05)			(0.16)	(0.08)	0.03
Realized other income (expense)			0.01			0.36	0.01	(0.46)
Corporate income taxes			(1.54)			(1.19)	(0.42)	(1.07)
Fund flows from operations ($/boe)			21.29			20.72	22.82	23.63
(1)	General and administration expenses previously presented within the Corporate segment have been reclassified to our Canadian segment. The prior period results have been presented to conform with current period presentation.
(2)	Vermilion considers Australian PRRT to be an operating item and, accordingly, has included PRRT in the calculation of operating netbacks. Current income taxes presented above excludes PRRT.
Vermilion Energy Inc. ■ Page 42 ■ 2026 Third Quarter Report

Supplemental Table 2: Hedges

The prices in these tables may represent the weighted averages for several contracts with foreign currency amounts translated to the disclosure currency using forward rates as at the month-end date. The weighted average price for the portfolio of options listed below may not have the same payoff profile as the individual contracts. As such, the presentation of the weighted average prices is purely for indicative purposes.

The following tables outline Vermilion’s outstanding risk management positions as at September 30, 2026:

	Unit	Currency	Daily Bought Put Volume	Weighted Average Bought Put Price	Daily Sold Call Volume	Weighted Average Sold Call Price	Daily Sold Put Volume	Weighted Average Sold Put Price	Daily Sold Swap Volume	Weighted Average Sold Swap Price	Daily Bought Swap Volume	Weighted Average Bought Swap Price
AECO
Q4 2026	mcf	CAD	39,303	2.76	39,303	4.57	—	—	113,944	3.24	—	—
Q1 2027	mcf	CAD	52,130	2.71	52,130	4.61	—	—	99,521	3.16	—	—
Q2 2027	mcf	CAD	—	—	—	—	—	—	127,955	2.88	—	—
Q3 2027	mcf	CAD	—	—	—	—	—	—	127,955	2.88	—	—
Q4 2027	mcf	CAD	37,707	2.37	37,707	4.40	—	—	102,818	3.02	—	—
Q1 2028	mcf	CAD	56,869	2.37	56,869	4.40	—	—	28,435	3.15	—	—
Q2 2028	mcf	CAD	—	—	—	—	—	—	18,956	2.43	—	—
Q3 2028	mcf	CAD	—	—	—	—	—	—	18,956	2.43	—	—
Q4 2028	mcf	CAD	—	—	—	—	—	—	6,387	2.43	—	—
AECO Basis (AECO less NYMEX Henry Hub)
Q4 2026	mcf	USD	—	—	—	—	—	—	13,261	(1.46)	—	—
Q1 2027	mcf	USD	—	—	—	—	—	—	6,889	(1.35)	—	—
Q2 2027	mcf	USD	—	—	—	—	—	—	43,407	(1.45)	—	—
Q3 2027	mcf	USD	—	—	—	—	—	—	30,000	(1.49)	—	—
Q4 2027	mcf	USD	—	—	—	—	—	—	10,109	(1.49)	—	—
Q2 2028	mcf	USD	—	—	—	—	—	—	16,500	(1.50)	—	—
Q3 2028	mcf	USD	—	—	—	—	—	—	16,500	(1.50)	—	—
Q4 2028	mcf	USD	—	—	—	—	—	—	5,560	(1.50)	—	—
NYMEX Henry Hub
Q4 2026	mcf	USD	24,000	3.50	24,000	4.49	—	—	—	—	—	—
Q2 2027	mcf	USD	—	—	30,000	4.50	—	—	—	—	—	—
Q3 2027	mcf	USD	—	—	30,000	4.50	—	—	—	—	—	—
Q4 2027	mcf	USD	—	—	10,109	4.50	—	—	—	—	—	—
Q1 2028	mcf	USD	—	—	24,000	6.29	—	—	—	—	—	—
Q2 2028	mcf	USD	—	—	40,500	5.56	—	—	—	—	—	—
Q3 2028	mcf	USD	—	—	40,500	5.56	—	—	—	—	—	—
Q4 2028	mcf	USD	—	—	29,560	5.96	—	—	—	—	—	—
NBP
Q4 2026	mcf	EUR	—	—	—	—	—	—	20,132	17.51	—	—
Q1 2027	mcf	EUR	—	—	—	—	—	—	15,013	17.51	—	—
TTF
Q4 2026 (1)	mcf	EUR	34,736	8.01	34,736	16.61	28,253	4.46	17,197	8.87	37,192	16.85
Q1 2027 (1)	mcf	EUR	28,253	7.43	28,253	13.75	28,253	3.95	7,370	9.35	26,956	16.87
Q2 2027	mcf	EUR	6,722	10.65	9,179	15.54	6,722	7.72	19,654	8.08	—	—
Q3 2027	mcf	EUR	6,722	10.65	9,179	15.54	6,722	7.72	19,654	8.08	—	—
Q4 2027	mcf	EUR	—	—	2,457	7.74	—	—	19,654	8.08	—	—

Vermilion Energy Inc. ■ Page 43 ■ 2026 Third Quarter Report

	Unit	Currency	Daily Bought Put Volume	Weighted Average Bought Put Price	Daily Sold Call Volume	Weighted Average Sold Call Price	Daily Sold Put Volume	Weighted Average Sold Put Price	Daily Sold Swap Volume	Weighted Average Sold Swap Price	Daily Bought Swap Volume	Weighted Average Bought Swap Price
Q1 2028	mcf	EUR	—	—	—	—	—	—	14,740	7.43	—	—
Q2 2028	mcf	EUR	2,457	7.33	2,457	10.55	2,457	4.40	—	—	—	—
Q3 2028	mcf	EUR	2,457	7.33	2,457	10.55	2,457	4.40	—	—	—	—
THE
Q4 2026	mcf	EUR	—	—	—	—	—	—	17,061	16.45	—	—
Q1 2027	mcf	EUR	—	—	—	—	—	—	11,942	16.45	—	—
WTI
Q4 2026	bbl	USD	11,000	62.82	11,000	71.29	11,000	50.80	1,000	62.50	—	—
Q1 2027 (1)	bbl	USD	4,000	62.50	4,000	71.54	4,000	53.13	—	—	—	—
Q2 2027	bbl	USD	4,000	62.50	4,000	70.30	4,000	52.50	—	—	—	—
Q3 2027	bbl	USD	4,000	67.75	4,000	79.59	4,000	57.75	—	—	—	—
Q4 2027	bbl	USD	4,000	67.75	4,000	79.59	4,000	57.75	—	—	—	—
Dated Brent
Q4 2026	bbl	USD	2,000	66.50	2,000	81.75	2,000	59.50	—	—	—	—
Q1 2027 (1)	bbl	USD	3,000	67.17	3,000	81.72	3,000	59.17	—	—	—	—
Q2 2027	bbl	USD	3,000	67.17	3,000	77.33	3,000	57.17	—	—	—	—
Q3 2027	bbl	USD	3,000	70.67	3,000	84.14	3,000	60.67	—	—	—	—
Q4 2027	bbl	USD	3,000	70.67	3,000	84.14	3,000	60.67	—	—	—	—

(1) Contracts include deferred premiums to be paid throughout the contract term, the weighted average premium is $1.50 USD/bbl for WTI, #eu#1.55 EUR/mcf for TTF, and $4.40 USD/bbl for Dated Brent.

VET Equity Swaps		Initial Share Price		Share Volume
Swap	Jan 2020 - Apr 2028	20.9788	CAD	1,650,000
Swap	Jan 2020 - Jul 2028	22.4587	CAD	1,500,000

Foreign Exchange		Period	Monthly Bought Put Amount		Weighted Average Bought Put Price	Monthly Sold Call Amount		Weighted Average Sold Call Price
Put	Sell USD, buy CAD	Oct - Dec 2026	1,000,000	USD	1.3500	—		—
Collar	Sell USD, buy CAD	Oct - Dec 2026	12,000,000	USD	1.3537	12,000,000	USD	1.4364
Collar	Sell USD, buy CAD	Jan - Jun 2027	4,000,000	USD	1.3500	2,000,000	USD	1.4389
Collar	Sell USD, buy CAD	Jul - Dec 2027	2,000,000	USD	1.3500	2,000,000	USD	1.4428

Cross Currency Interest Rate		Receive Notional Amount		Receive Rate	Pay Notional Amount		Pay Rate
Swap	Feb 2033	250,000,000	USD	7.250%	357,870,000	CAD	6.099%
Swap	Sep - Oct 2026	107,735,402	USD	SOFR + 2.250%	150,000,000	CAD	CORRA + 2.14%

Vermilion Energy Inc. ■ Page 44 ■ 2026 Third Quarter Report

The following sold option instruments allow the counterparties, at the specified date, to enter into a derivative instrument contract with Vermilion at the detailed terms:

Period if Option Exercised	Unit	Currency	Option Expiration Date	Daily Bought Put Volume	Weighted Average Bought Put Price	Daily Sold Call Volume	Weighted Average Sold Call Price	Daily Sold Put Volume	Weighted Average Sold Put Price	Daily Sold Swap Volume	Weighted Average Sold Swap Price
WTI
Jan 2027 - Dec 2027	bbl	USD	31-Dec-2026	—	—	—	—	—	—	1,000	75.00
Jan 2027 - Dec 2027	bbl	USD	31-Dec-2026	—	—	—	—	—	—	1,000	72.50
Jul 2027 - Jun 2028	bbl	USD	30-Jun-2027	—	—	—	—	—	—	2,800	70.00
Jul 2028 - Jun 2029	bbl	USD	30-Jun-2028	—	—	—	—	—	—	1,000	68.00
TTF
Jan 2027 - Dec 2027	mcf	EUR	31-Dec-2026	—	—	—	—	—	—	4,913	10.26
Jan 2028 - Dec 2028	mcf	EUR	30-Sep-2027	—	—	—	—	—	—	4,913	8.79
Jan 2028 - Dec 2028	mcf	EUR	24-Dec-2027	—	—	—	—	—	—	4,913	8.79
Jan 2028 - Dec 2028	mcf	EUR	30-Dec-2027	—	—	—	—	—	—	4,913	8.06

Vermilion Energy Inc. ■ Page 45 ■ 2026 Third Quarter Report

Supplemental Table 3: Capital Expenditures and Acquisitions

By classification ($M)	Q3 2026	Q3 2025	YTD 2026	YTD 2025
Drilling and development	142,643	144,791	386,303	423,493
Exploration and evaluation	3,823	771	4,319	19,677
Capital expenditures	146,466	145,562	390,622	443,170

Acquisitions ($M)	Q3 2026	Q3 2025	YTD 2026	YTD 2025
Acquisitions, net of cash acquired	(10,554)	1,068	(4,181)	1,087,115
Shares issued for acquisition	—	—	—	13,363
Acquired working capital (surplus) deficit	(12,226)	—	(12,226)	23,179
Acquisitions	(22,780)	1,068	(16,407)	1,123,657

Dispositions ($M)	Q3 2026	Q3 2025	YTD 2026	YTD 2025
Canada	—	392,619	—	392,619
United States	—	90,906	—	90,906
Central and Eastern Europe	26,533	—	26,533	—
Dispositions	26,533	483,525	26,533	483,525

By category ($M)	Q3 2026	Q3 2025	YTD 2026	YTD 2025
Drilling, completion, new well equip and tie-in, workovers and recompletions	74,261	95,810	261,262	287,691
Production equipment and facilities	57,296	43,731	97,847	136,991
Seismic, studies, land and other	14,909	6,021	31,513	18,488
Capital expenditures	146,466	145,562	390,622	443,170
Acquisitions	(22,780)	1,068	(16,407)	1,123,657
Total capital expenditures and acquisitions	123,686	146,630	374,215	1,566,827

Capital expenditures by country ($M)	Q3 2026	Q3 2025	YTD 2026	YTD 2025
Canada	90,806	92,293	278,092	257,656
France	13,428	10,619	29,962	27,621
Netherlands	6,562	19,421	16,094	41,041
Germany	12,211	12,226	22,610	55,548
Ireland	9,550	1,027	15,113	2,172
Australia	12,031	10,888	26,397	29,345
Central and Eastern Europe	(71)	838	217	8,178
Capital expenditures on continuing operations	144,517	147,312	388,485	421,561

Canada	—	(4,141)	—	6,724
United States	—	2,262	—	14,885
Central and Eastern Europe	1,949	129	2,137	683
Capital expenditures on discontinued operations	1,949	(1,750)	2,137	22,292
Capital expenditures	146,466	145,562	390,622	443,170

Acquisitions by country ($M)	Q3 2026	Q3 2025	YTD 2026	YTD 2025
Canada	1,465	1,068	7,838	1,123,657
Germany	(24,245)	—	(24,245)	—
Acquisitions	(22,780)	1,068	(16,407)	1,123,657

Vermilion Energy Inc. ■ Page 46 ■ 2026 Third Quarter Report

Supplemental Table 4: Production

	Q3/26	Q2/26	Q1/26	Q4/25	Q3/25	Q2/25	Q1/25	Q4/24	Q3/24	Q2/24	Q1/24	Q4/23
Continuing Operations
Canada
Light and medium crude oil (bbls/d)	5,231	5,916	5,592	5,494	6,092	5,812	4,136	4,102	4,843	4,288	3,252	3,294
Condensate (1) (bbls/d)	7,476	8,355	8,708	8,230	7,804	8,366	5,768	3,546	3,338	3,595	3,815	3,696
Other NGLs (1) (bbls/d)	12,267	11,714	12,044	12,099	10,579	11,072	7,695	4,980	5,715	5,374	5,200	5,390
NGLs (bbls/d)	19,743	20,069	20,752	20,329	18,383	19,438	13,463	8,526	9,053	8,969	9,015	9,086
Conventional natural gas (mmcf/d)	419.89	441.73	440.41	391.39	367.36	394.07	249.02	151.64	148.38	148.37	140.93	148.20
Total (boe/d)	94,955	99,605	99,746	91,053	85,698	90,926	59,104	37,898	38,625	37,987	35,753	37,081

France
Light and medium crude oil (bbls/d)	6,491	6,684	6,729	6,985	6,811	6,827	6,810	7,083	7,115	7,246	7,308	7,395
Total (boe/d)	6,491	6,684	6,729	6,985	6,811	6,827	6,810	7,083	7,115	7,246	7,308	7,395

Netherlands
Condensate (1) (bbls/d)	32	21	22	45	27	35	34	44	39	51	165	119
NGLs (bbls/d)	32	21	22	45	27	35	34	44	39	51	165	119
Conventional natural gas (mmcf/d)	20.62	20.78	23.15	25.20	20.12	22.25	23.91	24.20	25.06	26.84	31.02	32.06
Total (boe/d)	3,468	3,485	3,880	4,245	3,381	3,744	4,020	4,078	4,216	4,524	5,336	5,462

Germany
Light and medium crude oil (bbls/d)	1,334	1,532	1,593	1,650	1,717	1,731	1,512	1,596	1,598	1,698	1,722	1,775
Conventional natural gas (mmcf/d)	30.76	25.89	25.91	28.61	26.21	25.49	21.05	21.71	21.41	18.41	22.87	19.62
Total (boe/d)	6,461	5,847	5,912	6,419	6,086	5,979	5,020	5,215	5,167	4,766	5,533	5,046

Ireland
Conventional natural gas (mmcf/d)	26.09	43.44	44.54	47.04	48.83	47.75	52.92	55.32	59.06	57.70	60.34	64.04
Total (boe/d)	4,348	7,241	7,423	7,840	8,139	7,959	8,820	9,220	9,844	9,616	10,057	10,673

Australia
Light and medium crude oil (bbls/d)	965	2,243	1,045	2,941	3,693	3,460	3,477	3,778	2,040	3,713	4,264	4,715
Total (boe/d)	965	2,243	1,045	2,941	3,693	3,460	3,477	3,778	2,040	3,713	4,264	4,715

Central and Eastern Europe
Conventional natural gas (mmcf/d)	3.99	4.09	5.28	10.22	13.13	9.90	7.24	11.21	11.13	0.69	0.29	0.54
Total (boe/d)	666	682	881	1,707	2,189	1,654	1,208	1,869	1,855	122	48	90

Vermilion Energy Inc. ■ Page 47 ■ 2026 Third Quarter Report

	Q3/26	Q2/26	Q1/26	Q4/25	Q3/25	Q2/25	Q1/25	Q4/24	Q3/24	Q2/24	Q1/24	Q4/23
Discontinued Operations
United States
Light and medium crude oil (bbls/d)	—	—	—	3	1,151	2,977	2,261	2,449	2,909	3,817	3,483	3,187
Condensate (1) (bbls/d)	—	—	—	9	4	12	19	34	12	27	29	27
Other NGLs (1) (bbls/d)	—	—	—	39	308	792	795	848	1,064	988	1,078	1,131
NGLs (bbls/d)	—	—	—	48	312	804	814	882	1,076	1,015	1,107	1,158
Conventional natural gas (mmcf/d)	—	—	—	0.11	2.83	5.83	5.78	5.88	7.08	7.27	8.23	7.49
Total (boe/d)	—	—	—	70	1,934	4,752	4,039	4,311	5,164	6,044	5,962	5,593

Canada - Saskatchewan
Light and medium crude oil (bbls/d)	—	—	—	44	862	7,961	8,039	7,512	7,682	8,180	8,397	8,320
Condensate (1) (bbls/d)	—	—	—	—	36	266	328	182	260	258	260	338
Other NGLs (1) (bbls/d)	—	—	—	1	98	792	677	784	768	834	768	891
NGLs (bbls/d)	—	—	—	1	134	1,058	1,005	966	1,028	1,092	1,028	1,229
Conventional natural gas (mmcf/d)	—	—	—	0.02	0.80	10.09	9.44	9.63	8.62	10.11	10.91	11.96
Total (boe/d)	—	—	—	48	1,131	10,701	10,617	10,084	10,147	10,956	11,244	11,542

Consolidated
Light and medium crude oil (bbls/d)	14,016	16,375	14,962	17,117	20,326	28,768	26,235	26,521	26,188	28,948	28,426	28,685
Condensate (1) (bbls/d)	7,508	8,378	8,730	8,284	7,871	8,681	6,151	3,806	3,649	3,931	4,269	4,180
Other NGLs (1) (bbls/d)	12,267	11,714	12,044	12,140	10,985	12,656	9,167	6,612	7,547	7,196	7,046	7,412
NGLs (bbls/d)	19,775	20,092	20,774	20,424	18,856	21,337	15,318	10,418	11,196	11,127	11,315	11,592
Conventional natural gas (mmcf/d)	501.35	535.93	539.29	502.60	479.28	515.38	369.36	279.59	280.73	269.39	274.59	283.91
Total (boe/d)	117,349	125,789	125,618	121,308	119,062	136,002	103,115	83,536	84,173	84,974	85,505	87,597

	YTD 2026	2025	2024	2023	2022	2021
Continuing Operations
Canada
Light and medium crude oil (bbls/d)	5,579	5,389	4,124	558	2,713	2,136
Condensate (1) (bbls/d)	8,175	7,550	3,573	3,761	4,280	4,475
Other NGLs (1) (bbls/d)	12,009	10,374	5,317	4,981	5,772	5,857
NGLs (bbls/d)	20,184	17,924	8,890	8,742	10,052	10,332
Conventional natural gas (mmcf/d)	433.92	350.89	147.35	144.26	130.44	122.90
Total (boe/d)	98,085	81,794	37,570	33,344	34,505	32,951

France
Light and medium crude oil (bbls/d)	6,634	6,859	7,188	7,584	7,639	8,799
Total (boe/d)	6,634	6,859	7,188	7,584	7,639	8,799

Netherlands
Light and medium crude oil (bbls/d)	—	—	—	—	—	3
Condensate (1) (bbls/d)	25	35	75	71	66	97
NGLs (bbls/d)	25	35	75	71	66	97
Conventional natural gas (mmcf/d)	21.51	22.87	26.77	28.18	32.66	43.40
Total (boe/d)	3,609	3,847	4,536	4,768	5,510	7,334

Germany
Light and medium crude oil (bbls/d)	1,485	1,653	1,653	1,654	1,435	1,044
Conventional natural gas (mmcf/d)	27.54	25.36	21.10	21.93	26.18	15.81
Total (boe/d)	6,075	5,880	5,170	5,310	5,798	3,679

Vermilion Energy Inc. ■ Page 48 ■ 2026 Third Quarter Report

	YTD 2026	2025	2024	2023	2022	2021
Ireland
Conventional natural gas (mmcf/d)	37.96	49.12	58.10	51.12	27.48	29.25
Total (boe/d)	6,326	8,187	9,683	8,520	4,579	4,875

Australia
Light and medium crude oil (bbls/d)	1,417	3,392	3,446	1,492	3,995	3,810
Total (boe/d)	1,417	3,392	3,446	1,492	3,995	3,810

Central and Eastern Europe
Conventional natural gas (mmcf/d)	4.45	10.14	5.86	0.38	0.57	0.31
Total (boe/d)	742	1,692	978	63	95	51

Discontinued Operations
United States
Light and medium crude oil (bbls/d)	—	1,591	3,162	3,445	2,908	2,597
Condensate (1) (bbls/d)	—	11	25	21	34	8
Other NGLs (1) (bbls/d)	—	481	994	1,076	1,066	1,146
NGLs (bbls/d)	—	492	1,019	1,097	1,100	1,154
Conventional natural gas (mmcf/d)	—	3.62	7.11	7.28	7.20	6.84
Total (boe/d)	—	2,686	5,367	5,754	5,207	4,890

Canada - Saskatchewan
Light and medium crude oil (bbls/d)	—	4,195	7,941	12,735	14,117	14,818
Condensate (1) (bbls/d)	—	156	240	405	341	356
Other NGLs (1) (bbls/d)	—	389	789	1,239	1,123	1,322
NGLs (bbls/d)	—	545	1,029	1,644	1,464	1,678
Conventional natural gas (mmcf/d)	—	5.05	9.81	16.68	13.66	15.13
Total (boe/d)	—	5,582	10,605	17,159	17,859	19,017

Consolidated
Light and medium crude oil (bbls/d)	15,114	23,079	27,514	27,469	32,809	33,208
Condensate (1) (bbls/d)	8,201	7,753	3,913	4,258	4,721	4,936
Other NGLs (1) (bbls/d)	12,009	11,244	7,100	7,296	7,961	8,325
NGLs (bbls/d)	20,210	18,997	11,013	11,554	12,682	13,261
Conventional natural gas (mmcf/d)	525.38	467.06	276.10	269.83	238.18	233.64
Total (boe/d)	122,888	119,919	84,543	83,994	85,187	85,408

(1) Under National Instrument 51-101 "Standards of Disclosure for Oil and Gas Activities", disclosure of production volumes should include segmentation by product type as defined in the instrument. This table provides a reconciliation from "crude oil and condensate", "NGLs" and "natural gas" to the product types. In this report, references to "crude oil" and "light and medium crude oil" mean "light crude oil and medium crude oil" and references to "natural gas" mean "conventional natural gas". Production volumes reported are based on quantities as measured at the first point of sale.

Vermilion Energy Inc. ■ Page 49 ■ 2026 Third Quarter Report

Supplemental Table 5: Operational and Financial Data by Core Region

Production volumes (1)

	Q3/26	Q2/26	Q1/26	Q4/25	Q3/25	Q2/25	Q1/25	Q4/24	Q3/24	Q2/24	Q1/24	Q4/23
Continuing operations:
Canada
Crude oil and condensate (bbls/d)	12,707	14,271	14,300	13,726	13,894	14,178	9,904	7,648	8,181	7,883	7,067	6,990
NGLs (bbls/d)	12,267	11,714	12,044	12,099	10,579	11,072	7,695	4,980	5,715	5,374	5,200	5,390
Natural gas (mmcf/d)	419.89	441.72	440.40	391.39	367.34	394.06	249.02	151.64	148.38	148.37	140.93	148.20
Total (boe/d)	94,956	99,605	99,744	91,056	85,696	90,926	59,104	37,898	38,625	37,987	35,753	37,081
International
Crude oil and condensate (bbls/d)	8,822	10,480	9,389	11,621	12,248	12,055	11,835	12,502	10,792	12,714	13,459	14,004
Natural gas (mmcf/d)	81.46	94.20	98.88	111.07	108.29	105.39	105.12	112.44	116.66	103.64	114.53	116.25
Total (boe/d)	22,399	26,182	25,870	30,137	30,299	29,623	29,355	31,243	30,237	29,987	32,546	33,381
Discontinued operations:
Crude oil and condensate (bbls/d)	—	—	—	56	2,052	11,216	10,647	10,177	10,863	12,282	12,169	11,872
NGLs (bbls/d)	—	—	—	40	406	1,584	1,472	1,632	1,832	1,822	1,846	2,022
Natural gas (mmcf/d)	—	—	—	0.13	3.63	15.93	15.22	15.51	15.70	17.38	19.14	19.45
Total (boe/d)	—	—	—	117	3,065	15,452	14,656	14,395	15,311	17,000	17,206	17,135
Consolidated
Crude oil and condensate (bbls/d)	21,524	24,753	23,692	25,401	28,197	37,449	32,386	30,327	29,837	32,879	32,695	32,865
NGLs (bbls/d)	12,267	11,714	12,044	12,140	10,985	12,656	9,167	6,612	7,547	7,196	7,046	7,412
Natural gas (mmcf/d)	501.35	535.93	539.29	502.60	479.28	515.38	369.36	279.59	280.73	269.39	274.59	283.91
Total (boe/d)	117,349	125,789	125,618	121,308	119,062	136,002	103,115	83,536	84,173	84,974	85,505	87,597
(1)	Please refer to Supplemental Table 4 "Production" for disclosure by product type.

Sales volumes

	Q3/26	Q2/26	Q1/26	Q4/25	Q3/25	Q2/25	Q1/25	Q4/24	Q3/24	Q2/24	Q1/24	Q4/23
Continuing operations:
Canada
Crude oil and condensate (bbls/d)	12,707	14,271	14,300	13,726	13,894	14,178	9,904	7,648	8,181	7,883	7,067	6,990
NGLs (bbls/d)	12,267	11,714	12,044	12,099	10,579	11,072	7,695	4,980	5,715	5,374	5,200	5,390
Natural gas (mmcf/d)	419.89	441.72	440.40	391.39	367.34	394.06	249.02	151.64	148.38	148.37	140.93	148.20
Total (boe/d)	94,956	99,605	99,744	91,056	85,696	90,926	59,104	37,898	38,625	37,987	35,753	37,081
International
Crude oil and condensate (bbls/d)	12,422	8,441	10,641	12,168	14,018	10,344	11,145	11,360	12,580	11,998	15,938	9,221
Natural gas (mmcf/d)	81.46	94.20	98.88	111.07	108.29	105.39	105.12	112.44	116.66	103.64	114.52	116.26
Total (boe/d)	25,998	24,143	27,121	30,681	32,069	27,911	28,668	30,101	32,024	29,271	35,026	28,598
Discontinued operations:
Crude oil and condensate (bbls/d)	—	—	—	56	2,052	11,216	10,647	10,177	10,863	12,282	12,169	11,872
NGLs (bbls/d)	—	—	—	40	406	1,584	1,472	1,632	1,832	1,822	1,846	2,022
Natural gas (mmcf/d)	—	—	—	0.13	3.63	15.93	15.22	15.51	15.70	17.38	19.14	19.45
Total (boe/d)	—	—	—	117	3,065	15,452	14,656	14,395	15,311	17,000	17,206	17,135
Consolidated
Crude oil and condensate (bbls/d)	25,129	22,713	24,941	25,946	29,968	35,738	31,698	29,185	31,624	32,163	35,174	28,083
NGLs (bbls/d)	12,267	11,714	12,044	12,140	10,985	12,656	9,167	6,612	7,547	7,196	7,046	7,412
Natural gas (mmcf/d)	501.35	535.93	539.29	502.60	479.28	515.38	369.36	279.59	280.73	269.39	274.59	283.91
Total (boe/d)	120,954	123,748	126,867	121,852	120,833	134,290	102,427	82,394	85,960	84,258	87,985	82,814
Vermilion Energy Inc. ■ Page 50 ■ 2026 Third Quarter Report

Financial results

	Q3/26	Q2/26	Q1/26	Q4/25	Q3/25	Q2/25	Q1/25	Q4/24	Q3/24	Q2/24	Q1/24	Q4/23
Continuing operations:
Canada
Crude oil and condensate sales ($/bbl)	116.05	131.49	95.10	78.31	85.26	83.86	91.67	93.50	94.81	101.35	89.71	99.69
NGL sales ($/bbl)	30.99	27.70	23.00	20.99	22.63	23.37	29.75	27.76	25.96	27.93	31.21	30.77
Natural gas sales ($/mcf)	1.83	1.80	2.94	2.60	1.37	2.25	2.77	1.99	0.97	1.31	2.11	2.64
Sales ($/boe)	27.61	30.09	29.40	25.75	22.51	25.67	31.26	30.81	28.11	30.60	31.01	34.46
Royalties ($/boe)	(2.69)	(2.93)	(2.23)	(2.14)	(1.39)	(1.97)	(3.51)	(1.96)	(3.22)	(2.83)	(3.42)	(3.98)
Transportation ($/boe)	(3.55)	(2.92)	(2.42)	(2.66)	(2.96)	(2.77)	(3.06)	(3.42)	(3.46)	(3.07)	(2.47)	(2.56)
Operating ($/boe)	(6.62)	(7.18)	(6.55)	(6.49)	(6.97)	(7.55)	(8.07)	(11.10)	(8.88)	(11.98)	(10.39)	(9.47)
General and administration ($/boe) (1)	(0.85)	(1.20)	(0.83)	(1.17)	(0.90)	(1.42)	(3.33)	(0.99)	0.20	(1.86)	(0.60)	2.94
Corporate income taxes ($/boe)	—	0.13	(0.22)	0.06	(0.27)	(0.28)	(0.08)	0.60	(0.47)	1.19	(0.89)	6.70
Fund flows from operations ($/boe)	13.90	15.99	17.15	13.35	10.02	11.68	13.21	13.94	12.28	12.05	13.24	28.09

Fund flows from operations	121,409	144,922	154,013	111,763	79,036	96,654	70,248	48,598	43,633	41,638	43,105	95,875
Drilling and development	(90,806)	(73,389)	(113,897)	(134,523)	(92,293)	(45,211)	(121,851)	(85,682)	(54,522)	(43,594)	(110,864)	(40,674)
Free cash flow	30,603	71,533	40,116	(22,760)	(13,257)	51,443	(51,603)	(37,084)	(10,889)	(1,956)	(67,759)	55,201

International
Crude oil and condensate sales ($/bbl)	144.28	138.18	108.00	88.68	98.71	90.82	108.97	110.31	114.16	116.24	119.66	123.79
Natural gas sales ($/mcf)	25.06	20.47	16.40	14.07	14.53	15.22	20.41	18.11	14.55	12.72	11.63	16.92
Sales ($/boe)	147.46	128.17	102.19	86.09	92.21	91.13	117.22	109.27	97.85	92.68	92.48	108.70
Royalties ($/boe)	(8.36)	(8.03)	(4.61)	(5.12)	(5.58)	(5.10)	(4.43)	(5.38)	(4.16)	(4.49)	(4.60)	(3.41)
Transportation ($/boe)	(5.21)	(5.37)	(4.76)	(4.92)	(3.91)	(4.22)	(4.63)	(3.37)	(3.81)	(4.20)	(3.65)	(3.91)
Operating ($/boe)	(43.11)	(25.67)	(33.96)	(27.86)	(28.29)	(23.80)	(27.46)	(25.08)	(27.11)	(26.56)	(25.30)	(22.64)
General and administration ($/boe)	(5.32)	(5.52)	(5.13)	(5.52)	(3.98)	(4.67)	(4.67)	(6.21)	(5.56)	(5.20)	(4.86)	(9.18)
Corporate income taxes ($/boe)	(7.14)	(5.82)	(3.98)	2.96	(0.86)	(3.46)	(7.22)	(6.53)	(3.74)	(6.08)	(7.06)	(7.81)
PRRT ($/boe)	1.16	1.11	—	2.97	(0.56)	(0.30)	(1.17)	1.16	(0.17)	(1.37)	(3.38)	7.93
Fund flows from operations ($/boe)	79.48	78.87	49.75	48.60	49.03	49.58	67.64	63.86	53.30	44.78	43.63	69.68

Fund flows from operations	190,103	173,256	121,407	137,175	144,615	125,955	174,521	176,883	157,048	119,310	139,052	183,353
Drilling and development	(49,888)	(36,125)	(20,375)	(59,785)	(54,418)	(53,055)	(36,565)	(42,341)	(40,638)	(47,830)	(45,789)	(73,604)
Exploration and evaluation	(3,823)	(62)	(120)	2,011	(601)	(4,210)	(14,373)	(22,161)	(260)	(1,260)	(5,123)	(7,612)
Free cash flow	136,392	137,069	100,912	79,401	89,596	68,690	123,583	112,381	116,150	70,220	88,140	102,137

Discontinued operations
Crude oil and condensate sales ($/bbl)	—	—	—	88.70	90.96	81.28	93.64	91.88	95.57	104.51	90.61	97.61
NGL sales ($/bbl)	—	—	—	77.17	32.39	33.83	47.63	37.41	35.94	46.43	46.90	45.49
Natural gas sales ($/mcf)	—	—	—	7.19	2.90	1.71	3.01	1.89	0.24	1.13	2.38	2.42
Sales ($/boe)	—	—	—	76.83	68.62	64.23	75.93	71.23	72.36	81.63	71.77	75.74
Royalties ($/boe)	—	—	—	(19.04)	(15.56)	(11.95)	(14.56)	(13.83)	(13.53)	(16.09)	(14.54)	(14.35)
Transportation ($/boe)	—	—	—	(3.53)	(3.64)	(2.13)	(2.23)	(2.04)	(2.26)	(2.26)	(2.11)	(2.18)
Operating ($/boe)	—	—	—	6.78	(20.06)	(18.44)	(21.23)	(23.73)	(19.44)	(18.14)	(22.27)	(15.89)
General and administration ($/boe)	—	—	—	(78.97)	(16.98)	(7.61)	(3.73)	(5.15)	(4.36)	(4.06)	(4.00)	(3.62)
Fund flows from operations ($/boe)	—	—	—	(17.93)	12.38	24.10	34.18	26.48	32.77	41.07	28.85	39.70

Fund flows from operations	(143)	(441)	(152)	(193)	3,493	33,893	45,087	35,064	46,160	63,549	45,171	62,595
Drilling and development	(1,949)	—	126	551	1,920	(12,972)	(9,048)	(48,482)	(23,649)	(17,926)	(25,645)	(18,030)
Exploration and evaluation	—	—	(314)	(6)	(170)	(41)	(282)	(1,993)	(2,200)	—	(3,021)	(2,967)
Free cash flow	(2,092)	(441)	(340)	352	5,243	20,880	35,757	(15,411)	20,311	45,623	16,505	41,598

Vermilion Energy Inc. ■ Page 51 ■ 2026 Third Quarter Report

	Q3/26	Q2/26	Q1/26	Q4/25	Q3/25	Q2/25	Q1/25	Q4/24	Q3/24	Q2/24	Q1/24	Q4/23
Consolidated
Crude oil and condensate sales ($/bbl)	130.00	133.97	100.61	83.21	91.93	85.07	99.36	100.06	103.55	108.93	104.26	107.92
NGL sales ($/bbl)	30.99	27.70	23.00	21.17	22.99	24.68	31.56	29.38	27.49	31.61	34.16	33.38
Natural gas sales ($/mcf)	5.60	5.08	5.41	5.13	4.36	4.88	7.80	8.47	6.57	5.69	6.10	8.48
Sales ($/boe)	53.37	49.23	44.96	40.99	42.18	43.71	61.71	66.54	61.97	62.46	63.45	68.64
Royalties ($/boe)	(3.91)	(3.92)	(2.74)	(2.91)	(2.86)	(3.77)	(5.35)	(5.28)	(5.40)	(6.08)	(6.06)	(5.93)
Transportation ($/boe)	(3.91)	(3.40)	(2.92)	(3.23)	(3.23)	(3.00)	(3.38)	(3.16)	(3.38)	(3.30)	(2.87)	(2.95)
Operating ($/boe)	(14.46)	(10.80)	(12.42)	(11.86)	(12.96)	(12.18)	(15.38)	(18.41)	(17.55)	(18.29)	(18.65)	(15.35)
General and administration ($/boe)	(1.82)	(2.07)	(1.76)	(2.34)	(2.13)	(2.80)	(3.76)	(3.62)	(2.76)	(3.46)	(2.96)	(2.60)
Corporate income taxes ($/boe)	(1.54)	(1.03)	(1.02)	0.79	(0.42)	(0.91)	(2.07)	(2.11)	(1.61)	(1.58)	(3.20)	(2.58)
PRRT ($/boe)	0.25	0.22	—	0.75	(0.15)	(0.06)	(0.33)	0.43	(0.06)	(0.47)	(1.35)	2.74
Interest ($/boe)	(2.39)	(2.32)	(2.34)	(2.47)	(3.10)	(3.08)	(3.58)	(3.16)	(2.68)	(2.75)	(2.30)	(3.01)
Equity based compensation ($/boe)	(0.05)	(0.95)	—	(0.06)	—	(0.47)	—	—	—	(1.87)	—	—
Realized derivatives ($/boe)	(4.21)	(5.10)	(1.39)	1.88	5.56	3.90	1.21	3.80	6.31	6.00	27.55	10.33
Realized foreign exchange ($/boe)	(0.05)	(0.38)	(0.05)	0.01	(0.08)	(0.04)	0.27	0.32	0.15	0.30	0.23	(0.73)
Realized other ($/boe)	0.01	1.07	0.01	(0.08)	0.01	(0.05)	(1.57)	(0.68)	(0.21)	(0.09)	0.02	0.26
Fund flows from operations ($/boe)	21.29	20.55	20.33	21.47	22.82	21.25	27.77	34.67	34.78	30.87	53.86	48.82

Fund flows from operations	236,919	231,222	232,277	240,734	253,810	259,678	256,029	262,698	275,024	236,703	431,358	372,117
Drilling and development	(142,643)	(109,514)	(134,146)	(193,757)	(144,791)	(111,238)	(167,464)	(176,505)	(118,809)	(109,350)	(182,298)	(132,308)
Exploration and evaluation	(3,823)	(62)	(434)	2,005	(771)	(4,251)	(14,655)	(24,154)	(2,460)	(1,260)	(8,144)	(10,579)
Free cash flow	90,453	121,646	97,697	48,982	108,248	144,189	73,910	62,039	153,755	126,093	240,916	229,230
(1)	General and administration expenses previously presented within the Corporate segment have been reclassified to our Canadian segment. The prior period results have been presented to conform with current period presentation.

Vermilion Energy Inc. ■ Page 52 ■ 2026 Third Quarter Report

Non-GAAP and Other Specified Financial Measures

This MD&A includes references to certain financial measures which do not have standardized meanings and may not be comparable to similar measures presented by other issuers. These financial measures include fund flows from operations, a total of segments measure of profit or loss in accordance with IFRS 8 “Operating Segments” (please see Segmented Information in the Notes to the Condensed Consolidated Interim Financial Statements) and net debt, a capital management measure in accordance with IAS 1 “Presentation of Financial Statements” (please see Capital Disclosures in the Notes to the Condensed Consolidated Interim Financial Statements).

In addition, this MD&A includes financial measures which are not specified, defined, or determined under IFRS Accounting Standards and are therefore considered non-GAAP financial measures and may not be comparable to similar measures presented by other issuers. These non-GAAP financial measures include:

Total of Segments Measure

Fund flows from operations (FFO): Most directly comparable to net (loss) earnings, FFO is a non-GAAP financial measure and total of segments measure comprised of sales less royalties, transportation, operating, G&A, corporate income tax, PRRT, interest expense, equity based compensation settled in cash, realized gain (loss) on derivatives, realized foreign exchange gain (loss), and realized other income (expense). The measure is used by management to assess the contribution of each business unit to Vermilion's ability to generate income necessary to pay dividends, repay debt, fund asset retirement obligations and make capital investments. Reconciliation to the most directly comparable primary financial statement measures can be found below. Fund flows from continuing operations and fund flows from discontinued operations are calculated in the same manner as FFO and are most directly comparable to net (loss) earnings from continuing operations and net earnings (loss) discontinued operations, respectively.

Reconciliation of fund flows from continuing operations to net (loss) earnings from continuing operations:

	Q3 2026		Q3 2025		YTD 2026		YTD 2025
	$M	$/boe	$M	$/boe	$M	$/boe	$M	$/boe
Sales	593,856	53.37	449,502	41.49	1,661,530	49.15	1,362,029	46.10
Royalties	(43,469)	(3.91)	(27,398)	(2.53)	(118,932)	(3.52)	(86,757)	(2.94)
Transportation	(43,502)	(3.91)	(34,852)	(3.22)	(115,042)	(3.40)	(96,705)	(3.27)
Operating	(160,944)	(14.46)	(138,415)	(12.78)	(424,154)	(12.55)	(375,092)	(12.69)
General and administration (1)	(20,120)	(1.81)	(18,847)	(1.74)	(63,129)	(1.87)	(72,159)	(2.44)
Corporate income tax expense	(17,090)	(1.54)	(4,676)	(0.43)	(40,378)	(1.19)	(34,851)	(1.18)
Petroleum resource rent tax	2,781	0.25	(1,663)	(0.15)	5,215	0.15	(5,436)	(0.18)
Interest expense	(26,593)	(2.39)	(34,408)	(3.18)	(79,404)	(2.35)	(105,078)	(3.56)
Equity based compensation	(536)	(0.05)	—	—	(11,240)	(0.33)	(5,692)	(0.19)
Realized (loss) gain on derivatives	(46,865)	(4.21)	61,793	5.70	(120,227)	(3.56)	120,611	4.08
Realized foreign exchange (loss) gain	(585)	(0.05)	(882)	(0.08)	(5,362)	(0.16)	1,130	0.04
Realized other income (expense)	129	0.01	163	0.02	12,277	0.36	(14,956)	(0.51)
Fund flows from continuing operations	237,062	21.30	250,317	23.10	701,154	20.73	687,044	23.26
Equity based compensation	(4,921)		(5,937)		(4,326)		(13,154)
Unrealized (loss) gain on derivative instruments (2)	(245,187)		5,511		(356,581)		62,405
Unrealized foreign exchange gain (loss) (2)	12,178		(41,499)		(22,348)		(71,491)
Accretion	(14,530)		(18,901)		(52,760)		(52,402)
Depletion and depreciation	(148,724)		(174,030)		(478,659)		(488,070)
Deferred tax recovery (expense)	115,317		(20,312)		159,292		(48,824)
Gain on acquisition	16,221		—		16,221		—
Unrealized other expense (2)	(2,915)		299		(4,099)		(1,414)
Net (loss) earnings from continuing operations	(35,499)		(4,552)		(42,106)		74,094
(1)	General and administration expenses previously presented within the Corporate segment have been reclassified to our Canadian segment. The prior period results have been presented to conform with current period presentation.
(2)	Unrealized (loss) gain on derivative instruments, Unrealized foreign exchange gain (loss), and Unrealized other (expense) income are line items from the respective Consolidated Statements of Cash Flows.
Vermilion Energy Inc. ■ Page 53 ■ 2026 Third Quarter Report

Reconciliation of fund flows from discontinued operations to net (loss) earnings from discontinued operations:

	Q3 2026		Q3 2025		YTD 2026		YTD 2025
	$M	$/boe	$M	$/boe	$M	$/boe	$M	$/boe
Sales	—	—	19,349	68.62	—	—	209,816	69.77
Royalties	—	—	(4,387)	(15.56)	—	—	(40,386)	(13.43)
Transportation	—	—	(1,025)	(3.64)	—	—	(6,969)	(2.32)
Operating	(2)	—	(5,656)	(20.06)	(236)	—	(59,581)	(19.81)
General and administration	(141)	—	(4,788)	(16.98)	(500)	—	(20,407)	(6.79)
Fund flows from discontinued operations	(143)	—	3,493	12.38	(736)	—	82,473	27.42
Unrealized loss on derivative instruments (1)	—		11,047		—		—
Unrealized foreign exchange gain (loss) (1)	—		328		7		(129)
Unrealized other expense (1)	—		(3,986)		—		(3,986)
Accretion	—		(9)		—		(4,260)
Depletion and depreciation	1,190		(3)		(3,947)		(46,518)
Deferred tax recovery (expense)	(188)		(3,761)		842		54,764
Impairment expense	—		—		—		(372,386)
Net loss from discontinued operations	859		7,109		(3,834)		(290,042)

Fund flows from operations	236,919	21.29	253,810	22.82	700,418	20.72	769,517	23.63

Net (loss) earnings	(34,640)		2,557		(45,940)		(215,948)
(1)	Unrealized gain on derivative instruments, Unrealized foreign exchange gain (loss) and Unrealized other expense are line items from the respective Consolidated Statements of Cash Flows.

Non-GAAP Financial Measures and Non-GAAP Ratios

Fund flows from operations per basic and diluted share: FFO per share and diluted share are non-GAAP ratios. Management assesses fund flows from operations on a per share basis as we believe this provides a measure of our operating performance after taking into account the issuance and potential future issuance of Vermilion common shares. Fund flows from operations per basic share is calculated by dividing fund flows from operations (total of segments measure) by the basic weighted average shares outstanding as defined under IFRS Accounting Standards. Fund flows from operations per diluted share is calculated by dividing fund flows from operations by the sum of basic weighted average shares outstanding and incremental shares issuable under the equity based compensation plans as determined using the treasury stock method. Fund flows from continuing operations per basic and diluted share and fund flows from discontinued operations per basic and diluted share are calculated in the same manner as FFO per basic and diluted share.

Fund flows from operations per boe: Management uses fund flows from operations per boe to assess the profitability of our business units and Vermilion as a whole. Fund flows from operations per boe is calculated by dividing fund flows from operations (total of segments measure) by total sales volume in boe. Fund flows from continuing operations per boe and fund flows from discontinued operations per boe are calculated in the same manner as FFO per boe.

Free cash flow (FCF): Most directly comparable to cash flows from operating activities, FCF is a non-GAAP financial measure calculated as fund flows from operations less drilling and development costs and exploration and evaluation costs. FCF is used by management to determine the funding available for investing and financing activities including payment of dividends, repayment of long-term debt, reallocation into existing business units and deployment into new ventures. Reconciliation to the primary financial statement measures can be found in the following table.

($M)	Q3 2026	Q3 2025	YTD 2026	YTD 2025
Cash flows from operating activities	273,429	389,453	671,578	810,304
Changes in non-cash operating working capital	(56,889)	(148,972)	(17,940)	(71,849)
Asset retirement obligations settled	20,379	13,329	46,780	31,062
Fund flows from operations	236,919	253,810	700,418	769,517
Drilling and development	(142,643)	(144,791)	(386,303)	(423,493)
Exploration and evaluation	(3,823)	(771)	(4,319)	(19,677)
Free cash flow	90,453	108,248	309,796	326,347

Vermilion Energy Inc. ■ Page 54 ■ 2026 Third Quarter Report

Capital expenditures: Most directly comparable to cash flows used in investing activities, capital expenditures is a non-GAAP financial measure calculated as the sum of drilling and development costs and exploration and evaluation costs as derived from the Consolidated Statements of Cash Flows. We consider capital expenditures to be a useful measure of our investment in our existing asset base. Capital expenditures are also referred to as E&D capital. Reconciliation to the primary financial statement measures can be found below.

($M)	Q3 2026	Q3 2025	YTD 2026	YTD 2025
Drilling and development	142,643	144,791	386,303	423,493
Exploration and evaluation	3,823	771	4,319	19,677
Capital expenditures	146,466	145,562	390,622	443,170

Payout and payout % of FFO: Payout and payout % of FFO are, respectively, a non-GAAP financial measure and non-GAAP ratio. Payout is most directly comparable to dividends declared. Payout is comprised of dividends declared plus drilling and development costs, exploration and evaluation costs, and asset retirement obligations settled, and payout % of FFO is calculated as payout divided by FFO. The measure is used by management to assess the amount of cash distributed back to shareholders and reinvested in the business for maintaining production and organic growth. Payout as a percentage of FFO is also referred to as the payout ratio or sustainability ratio. The reconciliation of the measure to the primary financial statement measure can be found below.

($M)	Q3 2026	Q3 2025	YTD 2026	YTD 2025
Dividends declared	20,530	19,947	61,790	60,012
Drilling and development	142,643	144,791	386,303	423,493
Exploration and evaluation	3,823	771	4,319	19,677
Asset retirement obligations settled	20,379	13,329	46,780	31,062
Payout	187,375	178,838	499,192	534,244
% of fund flows from operations	79%	70%	71%	69%

Adjusted working capital (deficit): Adjusted working capital (deficit) is a non-GAAP financial measure calculated as current assets less current liabilities, excluding current derivatives, current asset retirement obligations and current lease liabilities. The measure is used by management to calculate net debt, a capital management measure disclosed below.

	As at
($M)	Sep 30, 2026	Dec 31, 2025
Current assets	563,495	467,286
Current liabilities	(816,094)	(554,547)
Current derivative asset	(74,325)	(78,694)
Current asset retirement obligation	50,722	54,504
Current lease liability	7,110	9,206
Current derivative liability	281,876	6,154
Adjusted working capital (deficit)	12,784	(96,091)

Acquisitions: Acquisitions is a non-GAAP financial measure and is calculated as the sum of acquisitions, net of cash acquired and acquisitions of securities from the Consolidated Statements of Cash Flows, Vermilion common shares issued as consideration, the estimated value of contingent consideration, the amount of acquiree's outstanding long-term debt assumed, and net acquired working capital deficit or surplus. Management believes that including these components provides a useful measure of the economic investment associated with our acquisition activity and is most directly comparable to cash flows used in investing activities. A reconciliation to the acquisitions line items in the Consolidated Statements of Cash Flows can be found below.

($M)	Q3 2026	Q3 2025	YTD 2026	YTD 2025
Acquisitions, net of cash acquired	(10,554)	1,068	(4,181)	1,087,115
Shares issued for acquisition	—	—	—	13,363
Acquired working capital (surplus) deficit	(12,226)	—	(12,226)	23,179
Acquisitions	(22,780)	1,068	(16,407)	1,123,657

Dispositions: Dispositions is a non-GAAP financial measure and is calculated as the sum of dispositions, and disposition of securities from the Consolidated Statements of Cash Flows. Management believes that including these components provides a useful measure of the proceeds associated with our disposition activities and is most directly comparable to cash flows used in investing activities. A reconciliation to dispositions, and disposition of securities, the most directly comparable primary financial statement measures, can be found below.

Vermilion Energy Inc. ■ Page 55 ■ 2026 Third Quarter Report

($M)	Q3 2026	Q3 2025	YTD 2026	YTD 2025
Dispositions	26,533	483,525	26,533	483,525
Disposition of securities	—	—	—	—
Dispositions	26,533	483,525	26,533	483,525

Operating netback: Operating netback is a non-GAAP financial measure and is calculated as sales less royalties, operating expense, transportation costs, PRRT, and realized hedging gains and losses, and when presented on a per unit basis, is a non-GAAP ratio. Operating netback is most directly comparable to net (loss) earnings. Management assesses operating netback as a measure of the profitability and efficiency of our field operations.

Net debt to four quarter trailing fund flows from operations: Management uses net debt (a capital management measure, as defined below) to four quarter trailing fund flows from operations to assess the Company's ability to repay debt. Net debt to four quarter trailing fund flows from operations is a non-GAAP ratio and is calculated as net debt (capital management measure) divided by fund flows from operations (total of segments measure) from the preceding four quarters.

Capital Management Measure

Net debt: Net debt is a capital management measure in accordance with IAS 1 "Presentation of Financial Statements" that is most directly comparable to long-term debt. Net debt is comprised of long-term debt (excluding unrealized foreign exchange on swapped USD borrowings) plus adjusted working capital (defined as current assets less current liabilities, excluding current derivatives, current asset retirement obligations and current lease liabilities), and represents Vermilion's net financing obligations after adjusting for the timing of working capital fluctuations.

	As at
($M)	Sep 30, 2026	Dec 31, 2025
Long-term debt	1,181,468	1,243,397
Adjusted working capital (deficit) (1)	(12,784)	96,091
Unrealized FX on swapped USD borrowings (2)	(3,297)	2,902
Net debt	1,165,387	1,342,390

Ratio of net debt to four quarter trailing fund flows from operations (3)	1.2	1.4
(1)	Adjusted working capital (deficit) is defined as current assets less current liabilities (excluding current derivatives, current asset retirement obligations and current lease liabilities).
(2)	Vermilion may enter into cross currency interest rate swaps to hedge the foreign exchange movements on USD borrowings on our revolving credit facility. Unrealized FX on swapped USD borrowings relates to the unrealized gains and losses on our cross currency interest swaps. At September 30, 2026, there was $152.8 million of swapped USD borrowings on our revolving credit facility. (December 31, 2025 - $196.7 million).
(3)	Subsequent to February 26, 2025, net debt to four quarter trailing fund flows from operations is calculated inclusive of Westbrick Energy's pre-acquisition four quarter trailing fund flows from operations, as if the acquisition of Westbrick Energy occurred at the beginning of the four quarter trailing period, and exclusive of the four quarter trailing fund flows from discontinued operations to reflect the Company’s ability to repay debt on a pro forma basis.

Supplementary Financial Measures

Diluted shares outstanding: The sum of shares outstanding at the period end plus outstanding awards under the Long-term Incentive Plan (“LTIP"), based on current estimates of future performance factors and forfeiture rates.

('000s of shares)	Q3 2026	Q3 2025
Shares outstanding	151,822	153,434
Potential shares issuable pursuant to the LTIP	4,378	4,717
Diluted shares outstanding	156,200	158,151

Vermilion Energy Inc. ■ Page 56 ■ 2026 Third Quarter Report

Consolidated Interim Financial Statements

Consolidated Balance Sheet

thousands of Canadian dollars, unaudited

	Note	September 30, 2026	December 31, 2025
Assets
Current
Cash and cash equivalents		44,135	19,087
Accounts receivable		353,849	261,532
Income taxes receivable		5,331	11,953
Crude oil inventory		27,968	46,621
Derivative instruments		74,325	78,694
Prepaid expenses		57,887	49,399
Total current assets		563,495	467,286

Derivative instruments		10,822	25,266
Investments	4	36,300	43,885
Deferred taxes		164,656	19,002
Asset retirement reimbursement	7	105,490	—
Exploration and evaluation assets	6	262,192	284,266
Capital assets	5	4,583,682	4,504,515
Total assets		5,726,637	5,344,220

Liabilities
Current
Accounts payable and accrued liabilities		435,206	470,765
Derivative instruments		281,876	6,154
Income taxes payable		48,290	23,124
Asset retirement obligations	7	50,722	54,504
Total current liabilities		816,094	554,547

Derivative instruments		114,917	52,872
Long-term debt	9	1,181,468	1,243,397
Lease obligations		44,951	49,340
Asset retirement obligations	7	1,198,709	905,232
Deferred taxes		302,468	316,971
Total liabilities		3,658,607	3,122,359

Shareholders' Equity
Shareholders' capital	10	3,836,335	3,871,914
Contributed surplus		41,449	46,469
Accumulated other comprehensive income		263,180	283,763
Deficit		(2,072,934)	(1,980,285)
Total shareholders' equity		2,068,030	2,221,861
Total liabilities and shareholders' equity		5,726,637	5,344,220

Approved by the Board

(Signed “Manjit Sharma”)	(Signed “Dion Hatcher”)

Manjit Sharma, Director	Dion Hatcher, Director

Vermilion Energy Inc. ■ Page 57 ■ 2026 Third Quarter Report

Consolidated Statements of Net (Loss) Earnings and Comprehensive (Loss) Income

thousands of Canadian dollars, except share and per share amounts, unaudited

		Three Months Ended		Nine Months Ended
	Note	Sep 30, 2026	Sep 30, 2025	Sep 30, 2026	Sep 30, 2025
Revenue
Petroleum and natural gas sales		593,856	449,502	1,661,530	1,362,029
Royalties		(43,469)	(27,398)	(118,932)	(86,757)
Sales of purchased commodities		15,432	15,036	29,952	59,783
Petroleum and natural gas revenue		565,819	437,140	1,572,550	1,335,055

Expenses
Purchased commodities		15,432	15,036	29,952	59,783
Operating		160,944	138,415	424,154	375,092
Transportation		43,502	34,852	115,042	96,705
Equity based compensation		5,457	5,937	15,566	18,846
Loss (gain) on derivative instruments		292,052	(67,304)	476,808	(183,016)
Interest expense		26,593	34,408	79,404	105,078
General and administration		20,120	18,847	63,129	72,159
Foreign exchange (gain) loss		(11,593)	42,381	27,710	70,361
Other expense (income)		2,786	(462)	(8,178)	16,370
Accretion	7	14,530	18,901	52,760	52,402
Depletion and depreciation	5, 6	148,724	174,030	478,659	488,070
Gain on acquisition		(16,221)	—	(16,221)	—
		702,326	415,041	1,738,785	1,171,850
(Loss) earnings from continuing operations before income taxes		(136,507)	22,099	(166,235)	163,205

Income tax (recovery) expense
Deferred		(115,317)	20,312	(159,292)	48,824
Current		14,309	6,339	35,163	40,287
		(101,008)	26,651	(124,129)	89,111

Net (loss) earnings from continuing operations		(35,499)	(4,552)	(42,106)	74,094
Net earnings (loss) from discontinued operations	3	859	7,109	(3,834)	(290,042)
Net (loss) earnings		(34,640)	2,557	(45,940)	(215,948)

Other comprehensive (loss) income
Currency translation adjustments		(17,898)	32,391	(13,887)	174,284
Hedge accounting reserve, net of tax		—	—	—	1,632
Fair value adjustment on investment in securities, net of tax	4	(6,217)	—	(6,696)	—
Comprehensive (loss) income		(58,755)	34,948	(66,523)	(40,032)

Net (loss) earnings per share
Continuing operations - basic		(0.23)	(0.03)	(0.28)	0.48
Discontinued operations - basic		—	0.05	(0.03)	(1.88)
Net (loss) earnings per share - basic		(0.23)	0.02	(0.30)	(1.40)

Continuing operations - diluted		(0.23)	(0.03)	(0.28)	0.48
Discontinued operations - diluted		—	0.05	(0.03)	(1.88)
Net (loss) earnings per share - diluted		(0.23)	0.02	(0.30)	(1.40)

Weighted average shares outstanding ('000s)
Basic		152,526	153,731	152,785	154,080
Diluted		152,526	154,921	152,785	154,080

Vermilion Energy Inc. ■ Page 58 ■ 2026 Third Quarter Report

Consolidated Statements of Cash Flows

thousands of Canadian dollars, unaudited

		Three Months Ended		Nine Months Ended
	Note	Sep 30, 2026	Sep 30, 2025	Sep 30, 2026	Sep 30, 2025
Operating
Net (loss) earnings		(34,640)	2,557	(45,940)	(215,948)
Adjustments:
Accretion	3, 7	14,530	18,910	52,760	56,662
Depletion and depreciation	3, 5, 6	147,534	174,033	482,606	534,588
Impairment expense	5	—	—	—	372,386
Gain on acquisition	5	(16,221)	—	(16,221)	—
Unrealized loss (gain) on derivative instruments		245,187	(16,558)	356,581	(62,405)
Equity based compensation		4,921	5,937	4,326	13,154
Unrealized foreign exchange (gain) loss		(12,178)	41,171	22,341	71,620
Unrealized other expense		2,915	3,687	4,099	5,400
Deferred tax (recovery) expense		(115,129)	24,073	(160,134)	(5,940)
Asset retirement obligations settled	7	(20,379)	(13,329)	(46,780)	(31,062)
Changes in non-cash operating working capital		56,889	148,972	17,940	71,849
Cash flows from operating activities		273,429	389,453	671,578	810,304

Investing
Drilling and development	5	(142,643)	(144,791)	(386,303)	(423,493)
Exploration and evaluation	6	(3,823)	(771)	(4,319)	(19,677)
Acquisitions, net of cash acquired	5	10,554	(1,068)	4,181	(1,087,115)
Dispositions	3	26,533	483,525	26,533	483,525
Changes in non-cash investing working capital		(30,633)	(11,834)	(82,400)	(82,914)
Cash flows (used in) from investing activities		(140,012)	325,061	(442,308)	(1,129,674)

Financing
Net borrowings on the revolving credit facility	9	(128,570)	(435,469)	(47,970)	196,872
Repayment of 2025 senior unsecured notes	9	—	—	—	(399,467)
Repayment of 2030 senior unsecured notes	9	—	(27,693)	(43,626)	(27,693)
Repayment of 2033 senior unsecured notes	9	—	—	(13,460)	—
Issuance of 2033 senior unsecured notes	9	—	—	—	562,968
Issuance of term loan	9	—	—	—	445,392
Repayment of term loan	9	—	(245,756)	—	(445,392)
Payments on lease obligations		(1,978)	(3,014)	(7,492)	(10,695)
Repurchase of shares	10	(19,687)	(6,320)	(29,844)	(29,219)
Cash dividends	10	(20,530)	(20,023)	(61,790)	(58,587)
Changes in non-cash financing working capital		90	(128)	289	(2,434)
Cash flows (used in) from financing activities		(170,675)	(738,403)	(203,893)	231,745
Foreign exchange (loss) gain on cash held in foreign currencies		(377)	756	(329)	1,949

Net change in cash and cash equivalents		(37,635)	(23,133)	25,048	(85,676)
Cash and cash equivalents, beginning of period		81,770	69,187	19,087	131,730
Cash and cash equivalents, end of period		44,135	46,054	44,135	46,054

Supplementary information for cash flows from operating activities
Interest paid		25,443	19,832	78,058	93,033
Income taxes (refunded) paid		(5,378)	(9,810)	3,375	112,766

Vermilion Energy Inc. ■ Page 59 ■ 2026 Third Quarter Report

Consolidated Statements of Changes in Shareholders' Equity

thousands of Canadian dollars, unaudited

		Nine Months Ended
	Note	September 30, 2026	September 30, 2025
Shareholders' capital	10
Balance, beginning of period		3,871,914	3,918,898
Shares issued for acquisition		—	13,363
Vesting of equity based awards		9,346	16,090
Share-settled dividends on vested equity based awards		2,317	599
Repurchase of shares		(47,242)	(64,380)
Balance, end of period		3,836,335	3,884,570
Contributed surplus	10
Balance, beginning of period		46,469	45,225
Equity based compensation		4,326	13,154
Vesting of equity based awards		(9,346)	(16,090)
Balance, end of period		41,449	42,289
Accumulated other comprehensive income
Balance, beginning of period		283,763	135,847
Currency translation adjustments		(13,887)	174,284
Hedge accounting reserve		—	1,632
Fair value adjustment on investment in securities, net of tax	4	(6,696)	—
Balance, end of period		263,180	311,763
Deficit
Balance, beginning of period		(1,980,285)	(1,288,981)
Net loss		(45,940)	(215,948)
Dividends declared	10	(61,790)	(60,012)
Share-settled dividends on vested equity based awards	10	(2,317)	(599)
Repurchase of shares	10	17,398	35,161
Balance, end of period		(2,072,934)	(1,530,379)

Total shareholders' equity		2,068,030	2,708,243
Vermilion Energy Inc. ■ Page 60 ■ 2026 Third Quarter Report

Description of equity reserves

Shareholders’ capital

Represents the recognized amount for common shares issued (net of equity issuance costs and deferred taxes) less the weighted-average carrying value of shares repurchased. The price paid to repurchase common shares is compared to the carrying value of the shares and the difference is recorded against deficit.

Contributed surplus

Represents the recognized value of unvested equity based awards that will be settled in shares. Once vested, the value of the awards are transferred to shareholders’ capital.

Accumulated other comprehensive income

Represents currency translation adjustments, hedge accounting reserve and fair value adjustments on investments.

Currency translation adjustments result from translating the balance sheets of subsidiaries with a foreign functional currency to Canadian dollars at period-end rates. These amounts may be reclassified to net (loss) earnings if there is a disposal or partial disposal of a subsidiary.

The hedge accounting reserve represents the effective portion of the change in fair value related to cash flow and net investment hedges recognized in other comprehensive income, net of tax and reclassified to the consolidated statement of net (loss) earnings in the same period in which the transaction associated with the hedged item occurs.

Fair value adjustment on investment in securities, net of tax, are a result of changes in the fair value of investments that have been elected to be subsequently measured at fair value through other comprehensive income.

Deficit

Represents the cumulative net (loss) earnings less distributed earnings and surplus of the price paid to repurchase common shares of Vermilion Energy Inc. over the weighted-average carrying value of the shares repurchased.

Vermilion Energy Inc. ■ Page 61 ■ 2026 Third Quarter Report

Notes to the Condensed Consolidated Interim Financial Statements for the three and nine months ended September 30, 2026 and 2025 tabular amounts in thousands of Canadian dollars, except share and per share amounts, unaudited

1. Basis of presentation

Vermilion Energy Inc. (the “Company” or “Vermilion”) is a corporation governed by the laws of the Province of Alberta and is actively engaged in the business of crude oil and natural gas exploration, development, acquisition, and production.

These condensed consolidated interim financial statements are in compliance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting”. These condensed consolidated interim financial statements have been prepared using the same accounting policies and methods of computation as Vermilion’s consolidated financial statements for the year ended December 31, 2025 other than the new accounting policy adopted during the period as discussed in Note 7.

The operating results attributable to the Company's Saskatchewan, United States, and SA-07 in Croatia operations have been classified and presented as discontinued operations, with all other operating results presented as continuing operations. The prior period presented the results from the Saskatchewan and United States assets as discontinued operations and have been recast to include the SA-07 assets in Croatia as discontinued operations. See Note 3 - "Discontinued Operations" for additional information.

These condensed consolidated interim financial statements should be read in conjunction with Vermilion’s consolidated financial statements for the year ended December 31, 2025, which are contained within Vermilion’s Annual Report for the year ended December 31, 2025 and are available on SEDAR+ at www.sedarplus.ca or on Vermilion’s website at www.vermilionenergy.com.

These condensed consolidated interim financial statements were approved and authorized for issuance by the Board of Directors of Vermilion on November 3, 2026.

Vermilion Energy Inc. ■ Page 62 ■ 2026 Third Quarter Report

2. Segmented information

The following tables present capital expenditures and reconcile fund flows from operations for our continuing and discontinued operations:

	Three Months Ended September 30, 2026
	Canada	France	Netherlands	Germany	Ireland	Australia	CEE	Corporate	Continuing operations	Discontinued operations (1)	Total
Drilling and development	90,806	13,428	6,562	8,388	9,550	12,031	(71)	—	140,694	1,949	142,643
Exploration and evaluation	—	—	—	3,823	—	—	—	—	3,823	—	3,823

Crude oil and condensate sales	135,666	90,442	484	26,783	—	47,181	(5)	—	300,551	—	300,551
NGL sales	34,971	—	—	—	—	—	—	—	34,971	—	34,971
Natural gas sales	70,530	—	47,141	68,845	61,805	—	10,013	—	258,334	—	258,334
Sales of purchased commodities	—	—	—	—	—	—	—	15,432	15,432	—	15,432
Royalties	(23,476)	(11,290)	—	(5,283)	—	—	(3,420)	—	(43,469)	—	(43,469)
Revenue from external customers	217,691	79,152	47,625	90,345	61,805	47,181	6,588	15,432	565,819	—	565,819
Purchased commodities	—	—	—	—	—	—	—	(15,432)	(15,432)	—	(15,432)
Transportation	(31,043)	(6,884)	—	(3,684)	(1,891)	—	—	—	(43,502)	—	(43,502)
Operating	(57,821)	(16,544)	(9,980)	(17,734)	(13,528)	(44,838)	(499)	—	(160,944)	(2)	(160,946)
General and administration	(7,407)	(4,005)	(821)	(3,111)	(2,374)	(1,609)	(793)	—	(20,120)	(141)	(20,261)
Petroleum resource rent tax	—	—	—	—	—	2,781	—	—	2,781	—	2,781
Corporate income tax (expense) recovery	—	(4,350)	(5,149)	(8,830)	1,511	(261)	—	(11)	(17,090)	—	(17,090)
Interest expense	—	—	—	—	—	—	—	(26,593)	(26,593)	—	(26,593)
Equity based compensation	—	—	—	—	—	—	—	(536)	(536)	—	(536)
Realized loss on derivative instruments	—	—	—	—	—	—	—	(46,865)	(46,865)	—	(46,865)
Realized foreign exchange loss	—	—	—	—	—	—	—	(585)	(585)	—	(585)
Realized other income	—	—	—	—	—	—	—	129	129	—	129
Fund flows from operations	121,420	47,369	31,675	56,986	45,523	3,254	5,296	(74,461)	237,062	(143)	236,919

	Three Months Ended September 30, 2025
	Canada	France	Netherlands	Germany	Ireland	Australia	CEE	Corporate	Continuing operations	Discontinued operations (1)	Total
Drilling and development	92,293	10,619	19,421	11,820	1,027	10,888	643	—	146,711	(1,920)	144,791
Exploration and evaluation	—	—	—	406	—	—	195	—	601	170	771

Crude oil and condensate sales	108,984	56,583	172	16,791	—	53,755	7	—	236,292	17,172	253,464
NGL sales	22,027	—	—	—	—	—	—	—	22,027	1,210	23,237
Natural gas sales	46,451	—	24,543	34,133	66,250	—	19,806	—	191,183	967	192,150
Sales of purchased commodities	—	—	—	—	—	—	—	15,036	15,036	—	15,036
Royalties	(10,932)	(8,605)	—	(3,806)	—	—	(4,055)	—	(27,398)	(4,387)	(31,785)
Revenue from external customers	166,530	47,978	24,715	47,118	66,250	53,755	15,758	15,036	437,140	14,962	452,102
Purchased commodities	—	—	—	—	—	—	—	(15,036)	(15,036)	—	(15,036)
Transportation	(23,302)	(5,223)	—	(3,997)	(2,330)	—	—	—	(34,852)	(1,025)	(35,877)
Operating	(54,943)	(16,251)	(8,869)	(14,388)	(13,196)	(30,230)	(538)	—	(138,415)	(5,656)	(144,071)
General and administration (2)	(7,117)	(3,654)	(567)	(3,165)	(1,606)	(1,585)	(1,153)	—	(18,847)	(4,788)	(23,635)
Petroleum resource rent tax	—	—	—	—	—	(1,663)	—	—	(1,663)	—	(1,663)
Corporate income tax recovery (expense)	—	388	(155)	(145)	(177)	(230)	(2,225)	(2,132)	(4,676)	—	(4,676)
Interest expense	—	—	—	—	—	—	—	(34,408)	(34,408)	—	(34,408)
Realized gain on derivative instruments	—	—	—	—	—	—	—	61,793	61,793	—	61,793
Realized foreign exchange loss	—	—	—	—	—	—	—	(882)	(882)	—	(882)
Realized other income	—	—	—	—	—	—	—	163	163	—	163
Fund flows from operations	81,168	23,238	15,124	25,423	48,941	20,047	11,842	24,534	250,317	3,493	253,810

(1)	Fund flows from discontinued operations is comprised of the fund flows from operations from the assets disposed of in the United States, Saskatchewan and SA-07 assets in Croatia. The prior period results have been presented to conform with current period presentation. Refer to Note 3 "Discontinued operations" for additional information.
(2)	General and administrative expenses previously presented within the Corporate segment have been reclassified to our Canadian segment. The prior period results have been presented to conform with current period presentation.
Vermilion Energy Inc. ■ Page 63 ■ 2026 Third Quarter Report

	Nine Months Ended September 30, 2026
	Canada	France	Netherlands	Germany	Ireland	Australia	CEE	Corporate	Continuing operations	Discontinued operations (1)	Total
Drilling and development	278,092	29,962	16,094	18,605	15,113	26,397	217	—	384,480	1,823	386,303
Exploration and evaluation	—	—	—	4,005	—	—	—	—	4,005	314	4,319

Crude oil and condensate sales	428,823	225,945	1,021	67,900	75	79,498	21	—	803,283	—	803,283
NGL sales	89,429	—	—	—	—	—	—	—	89,429	—	89,429
Natural gas sales	259,581	—	115,978	150,866	217,556	—	24,837	—	768,818	—	768,818
Sales of purchased commodities	—	—	—	—	—	—	—	29,952	29,952	—	29,952
Royalties	(70,039)	(28,442)	(3)	(12,518)	—	—	(7,930)	—	(118,932)	—	(118,932)
Revenue from external customers	707,794	197,503	116,996	206,248	217,631	79,498	16,928	29,952	1,572,550	—	1,572,550
Purchased commodities	—	—	—	—	—	—	—	(29,952)	(29,952)	—	(29,952)
Transportation	(79,168)	(19,277)	—	(10,933)	(5,664)	—	—	—	(115,042)	—	(115,042)
Operating	(181,731)	(47,011)	(28,615)	(44,858)	(36,934)	(82,871)	(2,134)	—	(424,154)	(236)	(424,390)
General and administration (2)	(25,756)	(12,336)	(2,953)	(10,344)	(4,428)	(4,395)	(2,917)	—	(63,129)	(500)	(63,629)
Petroleum resource rent tax	—	—	—	—	—	5,215	—	—	5,215	—	5,215
Corporate income tax (expense) recovery	(1)	(5,814)	(16,163)	(18,270)	1,181	(517)	—	(794)	(40,378)	—	(40,378)
Interest expense	—	—	—	—	—	—	—	(79,404)	(79,404)	—	(79,404)
Equity based compensation	—	—	—	—	—	—	—	(11,240)	(11,240)	—	(11,240)
Realized loss on derivative instruments	—	—	—	—	—	—	—	(120,227)	(120,227)	—	(120,227)
Realized foreign exchange loss	—	—	—	—	—	—	—	(5,362)	(5,362)	—	(5,362)
Realized other income	—	—	—	—	—	—	—	12,277	12,277	—	12,277
Fund flows from operations	421,138	113,065	69,265	121,843	171,786	(3,070)	11,877	(204,750)	701,154	(736)	700,418

	Nine Months Ended September 30, 2026
	Canada	France	Netherlands	Germany	Ireland	Australia	CEE	Corporate	Continuing operations	Discontinued operations (1)	Total
Drilling and development	257,656	27,621	41,041	38,238	2,172	29,345	5,621	—	401,694	21,799	423,493
Exploration and evaluation	—	—	—	17,310	—	—	1,874	—	19,184	493	19,677

Crude oil and condensate sales	301,621	172,126	694	43,752	53	105,440	36	—	623,722	189,862	813,584
NGL sales	65,299	—	—	—	—	—	—	—	65,299	12,397	77,696
Natural gas sales	189,175	—	95,095	105,311	234,977	—	48,450	—	673,008	7,557	680,565
Sales of purchased commodities	—	—	—	—	—	—	—	59,783	59,783	—	59,783
Royalties	(45,911)	(24,929)	(10)	(8,135)	—	—	(7,772)	—	(86,757)	(40,386)	(127,143)
Revenue from external customers	510,184	147,197	95,779	140,928	235,030	105,440	40,714	59,783	1,335,055	169,430	1,504,485
Purchased commodities	—	—	—	—	—	—	—	(59,783)	(59,783)	—	(59,783)
Transportation	(62,496)	(16,683)	—	(10,706)	(6,820)	—	—	—	(96,705)	(6,969)	(103,674)
Operating	(160,344)	(49,385)	(26,404)	(40,174)	(41,014)	(55,423)	(2,348)	—	(375,092)	(59,581)	(434,673)
General and administration (2)	(36,514)	(10,161)	(3,419)	(9,950)	(4,551)	(4,452)	(3,112)	—	(72,159)	(20,407)	(92,566)
Petroleum resource rent tax	—	—	—	—	—	(5,436)	—	—	(5,436)	—	(5,436)
Corporate income tax recovery (expense)	1	313	(13,982)	(10,408)	(674)	(790)	(4,418)	(4,893)	(34,851)	—	(34,851)
Interest expense	—	—	—	—	—	—	—	(105,078)	(105,078)	—	(105,078)
Equity based compensation	—	—	—	—	—	—	—	(5,692)	(5,692)	—	(5,692)
Realized gain on derivative instruments	—	—	—	—	—	—	—	120,611	120,611	—	120,611
Realized foreign exchange gain	—	—	—	—	—	—	—	1,130	1,130	—	1,130
Realized other expense	—	—	—	—	—	—	—	(14,956)	(14,956)	—	(14,956)
Fund flows from operations	250,831	71,281	51,974	69,690	181,971	39,339	30,836	(8,878)	687,044	82,473	769,517
(1)	Fund flows from discontinued operations is comprised of the fund flows from operations from the United States and Saskatchewan segments. The prior period results have been presented to conform with current period presentation. Refer to Note 3 "Discontinued operations" for additional information.

(2) General and administration expenses previously presented within the Corporate segment have been reclassified to our Canadian segment. The prior period results have been presented to conform with current period presentation.

Vermilion Energy Inc. ■ Page 64 ■ 2026 Third Quarter Report

Reconciliation of fund flows from continuing operations to net (loss) earnings from continuing operations:

	Three Months Ended		Nine Months Ended
	Sep 30, 2026	Sep 30, 2025	Sep 30, 2026	Sep 30, 2025
Fund flows from continuing operations	237,062	250,317	701,154	687,044
Equity based compensation	(4,921)	(5,937)	(4,326)	(13,154)
Unrealized (loss) gain on derivative instruments	(245,187)	5,511	(356,581)	62,405
Unrealized foreign exchange gain (loss)	12,178	(41,499)	(22,348)	(71,491)
Accretion	(14,530)	(18,901)	(52,760)	(52,402)
Depletion and depreciation	(148,724)	(174,030)	(478,659)	(488,070)
Gain on acquisition	16,221	—	16,221	—
Deferred tax recovery (expense)	115,317	(20,312)	159,292	(48,824)
Unrealized other (expense) income	(2,915)	299	(4,099)	(1,414)
Net (loss) earnings from continuing operations	(35,499)	(4,552)	(42,106)	74,094

3. Discontinued operations

Croatia

On August 17, 2026, Vermilion closed the sale of the block SA-07 assets in Croatia for net proceeds of $26.5 million. The closing of the sale resulted in the derecognition of the net assets and the book value of the net assets disposed was $26.5 million.

The following table reconciles the book value of the net assets disposed of during the three and nine months ended September 30, 2026:

September 30, 2026
Exploration and evaluation assets	24,257
Capital assets	2,927
Asset retirement obligation	(651)
Net assets disposed	26,533

Saskatchewan

On July 10, 2025, Vermilion closed the sale of the Saskatchewan and Manitoba assets for net proceeds of $392.6 million with resulting impairment of $230.9 million. The closing of the sale resulted in the derecognition of the net assets, and a gain on disposition of $2.5 million, recognized in other expense within net (loss) earnings from discontinued operations. The book value of the net assets disposed was $379.0 million.

United States

On July 31, 2025, Vermilion closed the sale of the United States assets for net proceeds of $90.9 million with resulting impairment of $141.5 million. The closing of the sale resulted in derecognition of the net assets and a loss on disposition of $6.5 million, recognized in other expense within net (loss) earnings from discontinued operations. The book value of the net assets disposed was $97.5 million.

Vermilion Energy Inc. ■ Page 65 ■ 2026 Third Quarter Report

The following table summarizes the Company's financial results from discontinued operations:

	Three Months Ended		Nine Months Ended
	Sep 30, 2026	Sep 30, 2025	Sep 30, 2026	Sep 30, 2025
Revenue
Petroleum and natural gas sales	—	19,349	—	209,816
Royalties	—	(4,387)	—	(40,386)
Petroleum and natural gas revenue	—	14,962	—	169,430

Expenses
Operating	2	5,656	236	59,581
Transportation	—	1,025	—	6,969
Unrealized gain on derivative instruments	—	(11,047)	—	—
General and administration	141	4,788	500	20,407
Other expense	—	3,986	—	3,986
Foreign exchange loss (gain)	—	(328)	(7)	129
Accretion	—	9	—	4,260
Depletion and depreciation	(1,190)	3	3,947	46,518
Impairment expense	—	—	—	372,386
	(1,047)	4,092	4,676	514,236
Earnings (loss) from discontinued operations before income taxes	1,047	10,870	(4,676)	(344,806)

Income tax expense (recovery)
Deferred	188	3,761	(842)	(54,764)
	188	3,761	(842)	(54,764)

Net earnings (loss) from discontinued operations	859	7,109	(3,834)	(290,042)

The following table summarizes cash flows from discontinued operations reported in the consolidated statements of cash flows:

	Three Months Ended		Nine Months Ended
	Sep 30, 2026	Sep 30, 2025	Sep 30, 2026	Sep 30, 2025
Cash flows from operating activities	(294)	24,880	(824)	82,311
Cash flows used in investing activities	1,949	(4,390)	2,137	(49,474)
Cash flows from discontinued operations	1,655	20,490	1,313	32,837

4. Investments

Investments are comprised of Vermilion's ownership interest in Coelacanth Energy Inc. ("CEI"), an oil and natural gas company, actively engaged in the acquisition, development, exploration, and production of oil and natural gas reserves in northeastern British Columbia, Canada.

The following table reconciles the change in Vermilion's investments in securities:

2026
Balance at January 1	43,885
Fair value adjustment (1)	(7,586)
Balance at September 30	36,300
(1)	Investments in securities are classified as a level 1 instrument on the fair value hierarchy and use observable inputs when making fair value adjustments. A deferred tax recovery of $0.9 million was recorded on the fair value adjustment for the nine months ended September 30, 2026.

Vermilion Energy Inc. ■ Page 66 ■ 2026 Third Quarter Report

5. Capital assets

The following table reconciles the change in Vermilion's capital assets:

2026
Balance at January 1	4,504,515
Acquisitions	7,838
Dispositions (1)	(2,927)
Additions	386,303
Increase in right-of-use assets	1,183
Depletion and depreciation	(472,269)
Changes in asset retirement obligations	151,450
Foreign exchange	7,589
Balance at September 30	4,583,682
(1)	Refer to Note 3 "Discontinued Operations" for additional information.

Acquisition of German assets

On July 1, 2026, Vermilion completed the acquisition of certain producing assets in Germany for gross consideration substantially offset by closing adjustments. As the acquisition had an effective date preceding the closing date, the consideration was adjusted for activity attributable to the acquired interests during the intervening period.

The acquisition resulted in a gain primarily reflecting the remeasurement of Vermilion's previously held interests and adjustments arising from the period between the effective date and closing.

6. Exploration and evaluation assets

The following table reconciles the change in Vermilion's exploration and evaluation assets:

2026
Balance at January 1	284,266
Additions	4,319
Dispositions (1)	(24,257)
Depreciation	(2,107)
Foreign exchange	(29)
Balance at September 30	262,192
(1)	Refer to Note 3 "Discontinued Operations" for additional information.

7. Asset retirement obligations

Adoption of accounting policy - Asset retirement reimbursement assets

Asset retirement reimbursement assets represent amounts recoverable from third parties in respect of expenditures required to settle asset retirement obligations. A reimbursement asset is recognized when it is virtually certain that reimbursement will be received if the related obligation is settled. The amount recognized does not exceed the amount of the related asset retirement obligation.

Asset retirement reimbursement assets are measured at the present value of expected future reimbursements using assumptions consistent with those applied in measuring the related asset retirement obligations, as applicable. The assets are remeasured at each reporting date for changes in the amount and timing of expected future reimbursements and applicable discount rates. The effect of the passage of time is recognized in the statement of net earnings and reduces the accretion expense recognized on the related asset retirement obligation.

Vermilion Energy Inc. ■ Page 67 ■ 2026 Third Quarter Report

The following table reconciles the change in Vermilion’s asset retirement obligations and asset retirement reimbursement:

	Asset retirement obligations	Asset retirement reimbursement	Net ARO exposure
	2026	2026	2026
Balance at January 1	959,736	—	959,736
Additional obligations recognized	1,700	—	1,700
Acquisitions	118,967	98,716	20,251
Dispositions (1)	(651)	—	(651)
Obligations settled	(46,780)	—	(46,780)
Accretion	60,196	1,701	58,495
Changes in rates through net earnings	—	5,735	(5,735)
Changes in rates	149,750	—	149,750
Foreign exchange	6,513	(662)	7,175
Balance at September 30	1,249,431	105,490	1,143,941

Long-term portion	1,198,709	105,490	1,093,219
Current portion	50,722	—	50,722
Balance at September 30	1,249,431	105,490	1,143,941
(1)	Refer to Note 3 "Discontinued Operations" for additional information.

In connection with the German asset acquisition (Note 5), Vermilion acquired a contractual right to reimbursement for certain asset retirement costs, subject to an aggregate nominal limit of #eu#97.0 million ($157.3 million). The unused portion of this limit increases by 2% per annum. The carrying amount of the reimbursement asset reflects the present value of the estimated amounts recoverable using rates consistent with the applicable German asset retirement obligations.

In Australia, eligible asset retirement expenditures are expected to generate tax benefits under the Petroleum Resource Rent Tax regime at the applicable 40% tax rate. The asset retirement obligations are recognized on a gross basis and no corresponding deferred tax asset has been recognized, as the related tax benefits do not currently meet the recognition criteria.

Vermilion calculated the present value of the obligations using a credit-adjusted risk-free rate, calculated using a credit spread of 2.6% as at September 30, 2026 (December 31, 2025 - 4.4%) added to risk-free rates based on long-term, risk-free government bonds. Vermilion's credit spread is determined using the Company's expected cost of borrowing at the end of the reporting period.

The country-specific risk-free rates used as inputs to discount the obligations were as follows:

	Sep 30, 2026	Dec 31, 2025
Canada	4.3%	3.9%
France	5.0%	4.5%
Netherlands	4.1%	3.2%
Germany	4.0%	3.4%
Ireland	3.8%	3.2%
Australia	5.5%	4.9%
Central and Eastern Europe	4.9%	4.8%

Vermilion Energy Inc. ■ Page 68 ■ 2026 Third Quarter Report

8. Capital disclosures

Vermilion defines capital as net debt and shareholders' capital. Net debt consists of long-term debt (excluding unrealized foreign exchange on swapped USD borrowings) plus adjusted working capital (defined as current assets less current liabilities, excluding current derivatives, current asset retirement obligations and current lease liabilities). In managing capital, Vermilion reviews whether fund flows from operations is sufficient to fund capital expenditures, dividends, share buybacks, and asset retirement obligations.

The following table calculates Vermilion’s ratio of net debt to four quarter trailing fund flows from operations:

	Sep 30, 2026	Dec 31, 2025
Long-term debt	1,181,468	1,243,397
Adjusted working capital (deficit) (1)	(12,784)	96,091
Unrealized FX on swapped USD borrowings (2)	(3,297)	2,902
Net debt	1,165,387	1,342,390

Ratio of net debt to four quarter trailing fund flows from operations (3)	1.2	1.4
(1)	Adjusted working capital (deficit) is defined as current assets less current liabilities (excluding current derivatives, current asset retirement obligations and current lease liabilities).
(2)	Vermilion may enter into cross currency interest rate swaps to hedge the foreign exchange movements on USD borrowings on our revolving credit facility. Unrealized FX on swapped USD borrowings relates to the unrealized gains and losses on our cross currency interest swaps. At September 30, 2026, there was $152.8 million of swapped USD borrowings on our revolving credit facility. (December 31, 2025 - $196.7 million).
(3)	Subsequent to February 26, 2025, net debt to four quarter trailing fund flows from operations is calculated inclusive of Westbrick Energy's pre-acquisition four quarter trailing fund flows from operations, as if the acquisition of Westbrick Energy occurred at the beginning of the four quarter trailing period, and exclusive of the four quarter trailing fund flows from discontinued operations to reflect the Company’s ability to repay debt on a pro forma basis.

9. Long-term debt

The following table summarizes Vermilion’s outstanding long-term debt:

	As at
	Sep 30, 2026	Dec 31, 2025
Revolving credit facility	182,736	222,724
2030 senior unsecured notes	478,267	504,962
2033 senior unsecured notes	520,465	515,711
Long-term debt	1,181,468	1,243,397

The fair value of the 2030 senior unsecured notes as at September 30, 2026 was $477.9 million (December 31, 2025 - $506.2 million). The fair value of the 2033 senior notes as at September 30, 2026 was $512.1 million (December 31, 2025 - $491.3 million).

Vermilion Energy Inc. ■ Page 69 ■ 2026 Third Quarter Report

The following table reconciles the change in Vermilion’s long-term debt, net of costs:

2026
Balance at January 1	1,243,397
Repayments on the revolving credit facility	(47,970)
Repayment of 2030 senior unsecured notes	(43,626)
Repayment of 2033 senior unsecured notes	(13,460)
Amortization of transaction costs	2,951
Foreign exchange	40,176
Balance at September 30	1,181,468

Revolving credit facility

As at September 30, 2026, Vermilion had in place a bank revolving credit facility maturing May 30, 2030 with the following terms:

	As at
	Sep 30, 2026	Dec 31, 2025
Total facility amount	1,350,000	1,350,000
Amount drawn	(182,736)	(222,724)
Letters of credit outstanding	(41,224)	(49,263)
Unutilized capacity	1,126,040	1,078,013

The facility can be extended from time to time at the option of the lenders and upon notice from Vermilion. If no extension is granted by the lenders, the amounts owing pursuant to the facility are due at the maturity date. The facility is secured by various fixed and floating charges against the subsidiaries of Vermilion. The facility bears interest at a rate applicable to demand loans plus applicable margins.

On April 24, 2026, the maturity date of the revolving credit facility was extended to May 30, 2030 (previously May 25, 2029) with no other changes to the existing terms and conditions.

As at September 30, 2026, the revolving credit facility was subject to the following financial covenants:

		As at
Financial covenant	Limit	Sep 30, 2026	Dec 31, 2025
Consolidated total debt to consolidated EBITDA	Less than 4.0	1.12	1.14
Consolidated total senior debt to consolidated EBITDA	Less than 3.5	0.17	0.21
Consolidated EBITDA to consolidated interest expense	Greater than 2.5	10.21	8.44

The financial covenants include financial measures defined within the revolving credit facility agreement that are not defined under IFRS® Accounting Standards. These financial measures are defined by the revolving credit facility agreement as follows:

•	Consolidated total debt: Includes all amounts classified as “Long-term debt” and “Lease obligations” (including the current portion included within "Accounts payable and accrued liabilities" but excluding operating leases as defined under IAS 17) on the consolidated balance sheet.
•	Consolidated total senior debt: Consolidated total debt excluding unsecured and subordinated debt.
•	Consolidated EBITDA: Consolidated net (loss) earnings before interest, income taxes, depreciation, accretion and certain other non-cash items, adjusted for the impact of the acquisition of a material subsidiary.
•	Consolidated total interest expense: Includes all amounts classified as "Interest expense", but excludes interest on operating leases as defined under IAS 17.

As at September 30, 2026 and December 31, 2025, Vermilion was in compliance with the above covenants.

2030 senior unsecured notes

On April 26, 2022, Vermilion closed a private offering of US $400.0 million of senior unsecured notes, priced at 99.241% of par. The notes bear interest at a rate of 6.875% per annum, to be paid semi-annually on May 1 and November 1. The notes mature on May 1, 2030. As direct senior unsecured obligations of Vermilion, the notes rank equally with existing and future senior unsecured indebtedness of the Company.

The senior unsecured notes were recognized at amortized cost and include the transaction costs directly related to the issuance.

Vermilion Energy Inc. ■ Page 70 ■ 2026 Third Quarter Report

On or after May 1, 2025, Vermilion may redeem some or all of the senior unsecured notes at the redemption prices set forth below, together with accrued and unpaid interest.

Year	Redemption price
2025	103.438%
2026	102.292%
2027	101.146%
2028 and thereafter	100.000%

2033 senior unsecured notes

On February 11, 2025, Vermilion closed a private offering of US $400.0 million of senior unsecured notes at par. The notes bear interest at a rate of 7.250% per annum, to be paid semi-annually on February 15 and August 15. The notes mature on February 15, 2033. As direct senior unsecured obligations of Vermilion, the notes rank equally with existing and future senior unsecured indebtedness of the Company.

The senior unsecured notes were recognized at amortized cost and include the transaction costs directly related to the issuance.

Vermilion may, at its option, redeem the notes prior to maturity as follows:

•	Prior to February 15, 2028, Vermilion may redeem up to 40% of the original principal amount of the notes with an amount of cash not greater than the net cash proceeds of certain equity offerings at a redemption price of 107.250% of the principal amount of the notes, together with accrued and unpaid interest.
•	Prior to February 15, 2028, Vermilion may also redeem some or all of the notes at a price equal to 100% of the principal amount of the notes, plus a “make-whole premium,” together with applicable premium, accrued and unpaid interest.
•	On or after February 15, 2028, Vermilion may redeem some or all of the senior unsecured notes at the redemption prices set forth below, together with accrued and unpaid interest.
Year	Redemption price
2028	103.625%
2029	101.813%
2030 and thereafter	100.000%

2025 senior unsecured notes

On March 13, 2017, Vermilion issued US $300.0 million of senior unsecured notes at par. The notes bore interest at a rate of 5.625% per annum paid semi-annually on March 15 and September 15. The notes matured on March 15, 2025 and the balance was repaid in full.

Term loan

Concurrent with the completion of the Westbrick acquisition on February 26, 2025, Vermilion's credit facility agreement was amended to incorporate a new $450.0 million term loan (the “Term Loan”) which was immediately drawn. The Term Loan balance was repaid in full in 2025.

10. Shareholders' capital

The following table reconciles the change in Vermilion’s shareholders’ capital:

	2026
Shareholders’ Capital	Shares ('000s)	Amount
Balance at January 1	152,950	3,871,914
Vesting of equity based awards	598	9,346
Share-settled dividends on vested equity based awards	121	2,317
Repurchase of shares (1)	(1,847)	(47,242)
Balance at September 30	151,822	3,836,335
(1)	Share capital is reduced on the repurchase of shares at the weighted-average carrying value.

Dividends are approved by the Board of Directors and are paid quarterly. Dividends declared and paid to shareholders for the nine months ended September 30, 2026 were $61.8 million or $0.405 per common share (nine months ended September 30, 2025 - declared $60.0 million or $0.390 per common share).

Vermilion Energy Inc. ■ Page 71 ■ 2026 Third Quarter Report

On July 8, 2026, the Toronto Stock Exchange approved the Company's notice of intention to renew its normal course issuer bid ("the NCIB"). The NCIB renewal allows Vermilion to purchase up to 15,157,179 common shares (representing approximately 10% of outstanding common shares) beginning July 12, 2026 and ending July 11, 2027. Common shares purchased under the NCIB will be cancelled.

In the three months ended September 30, 2026, Vermilion purchased 1.2 million common shares under the NCIB for total consideration of $19.7 million. In the nine months ended September 30, 2026 Vermilion purchased 1.8 million shares under the NCIB for total consideration of $29.8 million. The common shares purchased under the NCIB were cancelled.

Subsequent to September 30, 2026, Vermilion purchased and cancelled 0.5 million shares under the NCIB for total consideration of $8.2 million.

11. Financial instruments

The following table summarizes the increase (positive values) or decrease (negative values) to net (loss) earnings before tax due to a change in the value of Vermilion’s financial instruments as a result of a change in the relevant market risk variable. This analysis does not attempt to reflect any interdependencies between the relevant risk variables.

Sep 30, 2026
Currency risk - Euro to Canadian dollar
$0.01 increase in strength of the Canadian dollar against the Euro	5,927
$0.01 decrease in strength of the Canadian dollar against the Euro	(5,927)

Currency risk - US dollar to Canadian dollar
$0.01 increase in strength of the Canadian dollar against the US $	6,625
$0.01 decrease in strength of the Canadian dollar against the US $	(6,625)

Commodity price risk - North American natural gas
$0.25/GJ increase in North American natural gas price used to determine the fair value of derivatives	(16,383)
$0.25/GJ decrease in North American natural gas price used to determine the fair value of derivatives	17,193

Commodity price risk - European natural gas
#eu#1.0/GJ increase in European natural gas price used to determine the fair value of derivatives	(51,685)
#eu#1.0/GJ decrease in European natural gas price used to determine the fair value of derivatives	51,593

Commodity price risk - Crude oil
US $5.00/bbl increase in crude oil price used to determine the fair value of derivatives	(40,566)
US $5.00/bbl decrease in crude oil price used to determine the fair value of derivatives	27,517

Share price risk - Equity swaps
$1.00 increase from initial share price of the equity swap	3,150
$1.00 decrease from initial share price of the equity swap	(3,150)

Vermilion Energy Inc. ■ Page 72 ■ 2026 Third Quarter Report

DIRECTORS

Myron Stadnyk [1]

Calgary, Alberta

Corey Bieber, [3,7]

Calgary, Alberta

Dion Hatcher

Calgary, Alberta

James J. Kleckner Jr. [5,8]

Edwards, Colorado

Stephen P. Larke [4,9]

Calgary, Alberta

Paul Myers [6,9]

Calgary, Alberta

Manjit Sharma [2,5]

Toronto, Ontario

Judy Steele [3,7]

Halifax, Nova Scotia

Mindy Wight [3,5]

Prince George, British Columbia

[1] Chairman (Independent)

[2] Audit Committee Chair (Independent)

[3] Audit Committee Member (Independent)

[4] Governance and Human Resources Committee Chair __(Independent)

[5] Governance and Human Resources Committee Member

__(Independent)

[6] Safety & Sustainability Committee Chair __(Independent)

[7] Safety & Sustainability Committee Member

__(Independent)

[8] Technical Committee Chair (Independent)

[9] Technical Committee Member

__(Independent)

OFFICERS / CORPORATE SECRETARY

Dion Hatcher

President & Chief Executive Officer

Lars Glemser

Vice President & Chief Financial Officer

Lara Conrad

Vice President Business Development

Tamar Epstein

General Counsel & Corporate Secretary

Darcy Kerwin

Vice President International & HSE

Geoff MacDonald

Vice President Geosciences

Randy McQuaig

Vice President North America

Averyl Schraven

Vice President People & Culture

Gerard Schut

Vice President European Operations

AUDITORS

Deloitte LLP

Calgary, Alberta

BANKERS

The Toronto-Dominion Bank

The Bank of Nova Scotia

Canadian Imperial Bank of Commerce

National Bank of Canada

Royal Bank of Canada

Wells Fargo Bank N.A., Canadian Branch

ATB Financial

Bank of America N.A., Canada Branch

Export Development Canada

Fédération des caisses Desjardins du Québec

Citibank, N.A., Canadian Branch

JPMorgan Chase Bank, N.A., Toronto Branch

Goldman Sachs Lending Partners LLC

EVALUATION ENGINEERS

McDaniel & Associates

Calgary, Alberta

LEGAL COUNSEL

Norton Rose Fulbright Canada LLP

Calgary, Alberta

TRANSFER AGENT

Odyssey Trust Company

STOCK EXCHANGE LISTINGS

The Toronto Stock Exchange (“VET”)

The New York Stock Exchange (“VET”)

INVESTOR RELATIONS

Travis Thorgeirson

Director, Investor Relations & Corporate Planning

403-476-8214 TEL

403-476-8100 FAX

1-866-895-8101 IR TOLL FREE

investor_relations@vermilionenergy.com

Vermilion Energy Inc. ■ Page 73 ■ 2026 Third Quarter Report